ASIAN DEVELOPMENT BANK

FINANCIAL REPORT 2023

Management's Discussion and Analysis and Annual Financial Statements

ADB

INTERNAL

March 2024

Management’s Discussion and Analysis

and Annual Financial Statements: 31 December 2023

Distribution of this document is limited until it has been approved by the Board of Directors. Following such approval, this document will be reclassified as public and disclosed in accordance with ADB’s Access to Information Policy.

CONTENTS

Management’s Discussion and Analysis

Executive Summary

I.	Overview			1

II.	Ordinary Capital Resources			2
	A.	Basis of Financial Reporting		2
	B.	Overall Financial Results		4
	C.	Operating Activities		7
		1.	Loans	8
		2.	Equity Investments	16
		3.	Guarantees	16
		4.	Other Debt Securities	18
		5.	Syndications	18
		6.	Transaction Advisory Services	18
		7.	Debt Management Products	18
	D.	Funding Resources		19
		1.	Equity	19
		2.	Borrowings	20
	E.	Liquidity Management		23
		1.	Liquidity Portfolio	23
		2.	Prudential Minimum Liquidity	24
		3.	Contractual Cash Obligations	24
	F.	Risk Management		25
		1.	Credit Risk	25
		2.	Market Risk	34
		3.	Liquidity Risk	35
		4.	Operational Risk	36
		5.	Capital Adequacy	36
		6.	Asset and Liability Management	37
	G.	Internal Control over Financial Reporting		37
	H.	Critical Accounting Policies and Estimates		37

III.	Special Funds			39
	A.	Asian Development Fund		39
	B.	Technical Assistance Special Fund		41
	C.	Japan Special Fund		42
	D.	Asian Development Bank Institute		42
	E.	Regional Cooperation and Integration Fund		42
	F.	Climate Change Fund		43
	G.	Asia Pacific Disaster Response Fund		43
	H.	Financial Sector Development Partnership Special Fund		44

IV. Trust Funds and Cofinancing Under Administration				44

Appendix:	Ordinary Capital Resources Condensed Management Reporting (Non-GAAP measure) Balance Sheets	47

Financial Statements, Management’s Report on Internal Control over Financial Reporting, and Independent Auditor’s Reports

I. Ordinary Capital Resources (OCR)
Management’s Report on Internal Control over Financial Reporting		50
Independent Auditor’s Report on Internal Control over Financial Reporting		51
Independent Auditor’s Report on Financial Statements		53
OCR-1	Balance Sheet	56
OCR-2	Statement of Income and Expenses	58
OCR-3	Statement of Comprehensive Income	59
OCR-4	Statement of Changes in Equity	60
OCR-5	Statement of Cash Flows	61
OCR-6	Summary Statement of Loans — Operations	62
OCR-7	Summary Statement of Borrowings	64
OCR-8	Statement of Subscriptions to Capital Stock and Voting Power	66
OCR-9	Notes to Financial Statements	68

II. Asian Development Fund (ADF)
Management’s Report on Internal Control over Financial Reporting		118
Independent Auditor’s Report on Internal Control over Financial Reporting		119
Independent Auditor’s Report on Financial Statements		121
ADF-1	Balance Sheet	124
ADF-2	Statement of Income and Expenses	125
ADF-3	Statement of Comprehensive Loss	126
ADF-4	Statement of Changes in Fund Balances	126
ADF-5	Statement of Cash Flows	127
ADF-6	Statement of Resources	128
ADF-7	Notes to Financial Statements	129

III. Technical Assistance Special Fund (TASF)
Management’s Report on Internal Control over Financial Reporting		138
Independent Auditor’s Report on Internal Control over Financial Reporting		139
Independent Auditor’s Report on Financial Statements		141
TASF-1	Statement of Financial Position	144
TASF-2	Statement of Activities and Changes in Net Assets	145
TASF-3	Statement of Cash Flows	146
TASF-4	Statement of Resources	147
TASF-5	Notes to Financial Statements	148

IV. Japan Special Fund (JSF)
Management’s Report on Internal Control over Financial Reporting		155
Independent Auditor’s Report on Internal Control over Financial Reporting		156
Independent Auditor’s Report on Financial Statements		158
JSF-1	Statement of Financial Position	161
JSF-2	Statement of Activities and Changes in Net Assets	162
JSF-3	Statement of Cash Flows	163
JSF-4	Notes to Financial Statements	164

V. Asian Development Bank Institute (ADBI)
Independent Auditor’s Report on Financial Statements		169
ADBI-1	Statement of Financial Position	172
ADBI-2	Statement of Activities and Changes in Net Assets	173
ADBI-3	Statement of Cash Flows	174
ADBI-4	Notes to Financial Statements	175

VI. Regional Cooperation and Integration Fund (RCIF)
Management’s Report on Internal Control over Financial Reporting		187
Independent Auditor’s Report on Internal Control over Financial Reporting		188
Independent Auditor’s Report on Financial Statements		190
RCIF-1	Statement of Financial Position	193
RCIF-2	Statement of Activities and Changes in Net Assets	194
RCIF-3	Statement of Cash Flows	195
RCIF-4	Notes to Financial Statements	196

VII. Climate Change Fund (CCF)
Management’s Report on Internal Control over Financial Reporting		201
Independent Auditor’s Report on Internal Control over Financial Reporting		202
Independent Auditor’s Report on Financial Statements		204
CCF-1	Statement of Financial Position	207
CCF-2	Statement of Activities and Changes in Net Assets	208
CCF-3	Statement of Cash Flows	209
CCF-4	Notes to Financial Statements	210

VIII. Asia Pacific Disaster Response Fund (APDRF)
Management’s Report on Internal Control over Financial Reporting		216
Independent Auditor’s Report on Internal Control over Financial Reporting		217
Independent Auditor’s Report on Financial Statements		219
APDRF-1	Statement of Financial Position	222
APDRF-2	Statement of Activities and Changes in Net Assets	223
APDRF-3	Statement of Cash Flows	224
APDRF-4	Notes to Financial Statements	225

IX. Financial Sector Development Partnership Special Fund (FSDPSF)
Management’s Report on Internal Control over Financial Reporting		231
Independent Auditor’s Report on Internal Control over Financial Reporting		232
Independent Auditor’s Report on Financial Statements		234
FSDPSF-1	Statement of Financial Position	237
FSDPSF-2	Statement of Activities and Changes in Net Assets	238
FSDPSF-3	Statement of Cash Flows	239
FSDPSF-4	Notes to Financial Statements	240

MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Under Strategy 2030, which sets the direction for the Asian Development Bank (ADB) to respond effectively to the changing needs of Asia and the Pacific, ADB continues to sustain its efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. This overarching corporate strategy lays out seven operational priorities and other focus areas such as expanding private sector operations, catalyzing and mobilizing financial resources, and strengthening knowledge services.1

In 2023, ADB delivered total commitments of $23.6 billion ($20.5 billion – 2022) and disbursements of $17.8 billion ($19.7 billion – 2022).2 As the development needs of its developing member countries (DMCs) become more demanding and the operating environment gets more complex, ADB continues to boost its capacity to deliver high-quality solutions and innovative initiatives efficiently and in a timely manner (footnote 1).

Financial Results: Ordinary capital resources (OCR) reported net income of $938 million ($2,169 million – 2022) and allocable net income of $1,423 million ($1,099 million – 2022) in 2023. The net income decreased mainly due to the unrealized losses from fair value changes of financial instruments. The allocable net income (non-GAAP measure) increased due to higher income from liquidity investments, release of provision for credit losses, and lower administrative expenses.

The OCR balance sheet continued to grow in line with its growing lending operations. Loans outstanding balance as of 31 December 2023 was $151.0 billion, a $6.7 billion increase from $144.3 billion at the end of 2022. Liquidity investments after swaps increased by $1.9 billion to $49.4 billion at the end of 2023 from $47.5 billion as of 31 December 2022. Borrowings after swaps increased by $6.3 billion to $152.4 billion as of 31 December 2023 from $146.1 billion at the end of 2022. In 2023, ADB issued $28.9 billion bonds ($36.1 billion – 2022).

Reference Rate Transition: The Flexible Loan Product (FLP) is the primary loan product for sovereign regular OCR and nonsovereign operations, replacing the London interbank offered rate (LIBOR)-based loan (LBL). All sovereign regular OCR LBLs completed the transition to FLP loans in 2022. As of 31 December 2023, all nonsovereign OCR LBLs completed the transition to FLP loans including certain loans temporarily using Synthetic United States dollar (USD) LIBOR3 until the loan agreements’ amendments are finalized.

Capital Management Reforms: In September 2023, ADB’s Board of Directors approved the capital management reforms that unlocked $100 billion in new funding capacity over the next decade to address the overlapping, simultaneous crises in Asia and the Pacific, including climate change. The reforms, which were introduced through an update of ADB’s Capital Adequacy Framework (CAF), expanded ADB’s annual new commitment capacity and ADB’s ability to support development efforts across Asia and the Pacific.

New Operating Model:4 ADB has adopted a new operating model that will enable ADB to increase its capacity as the region’s climate bank with an ambition to deliver $100 billion in cumulative climate finance during the period of 2019 through 2030; strengthen its work to develop the private sector and mobilize private investments in the region; provide a larger range of high-quality development solutions for its DMCs; and modernize ways of working to make it more responsive, agile and closer to clients. These four key shifts under the new operating model will help ADB to deliver the most impactful development solutions to its DMCs. The new operating model was rolled out in the second quarter of 2023.

[1]	ADB. 2023. Work Program and Budget Framework, 2024–2026.
[2]
The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

[3]
The Synthetic USD LIBOR rate published by the Intercontinental Exchange Benchmark Administration Limited (IBA) as compelled by the relevant regulator, the United Kingdom (UK) Financial Conduct Authority (FCA).

[4]	ADB. 2022. Organizational Review: A New Operating Model to Accelerate ADB’s Transformation Toward Strategy 2030 and Beyond. Manila.

Innovative Finance Facility for Climate in Asia and the Pacific Financing Partnership Facility (IF-CAP FPF):5 In April 2023, ADB’s Board of Directors approved the establishment of IF-CAP FPF, a landmark program which could significantly ramp up support for the region in the battle against climate change. The IF-CAP FPF will include: (i) a multi-donor grant trust fund to support technical assistance, grant components of projects and other activities, and (ii) a multi-donor guarantee trust fund as well as other guarantees and risk participations which will cover a portfolio of ADB sovereign loans to expand ADB’s lending headroom for new climate change projects. IF-CAP financing will contribute to ADB’s raised ambition for $100 billion from its own resources for climate change for 2019-2030.

International Finance Facility for Education (IFFEd) Trust Fund:6 In April 2023, the Board of Directors approved: (i) the establishment of the IFFEd trust fund that will accept grant contributions from IFFEd and other fund donors, which will be used to finance grant components of projects, support technical assistance and other activities, and (ii) entering into a financing partnership with IFFEd which will provide a guarantee for a synthetic portfolio of ADB sovereign loans and sovereign-guaranteed loans with the potential to catalyze up to $2 billion in new education loans allowing ADB to meet its target for the sector.

[5]	ADB. 2023. Establishment of the Innovative Finance Facility for Climate in Asia and the Pacific Financing Partnership Facility. Manila.
[6]	ADB. 2023. International Finance Facility for Education: Proposed Participation by the Asian Development Bank. Manila.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

I.          OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter).1 ADB is owned by 68 members, 49 of which are regional members providing 63.4% of its capital and 19 nonregional members providing 36.6% of its capital.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are funded through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally funded by contributions and administered by ADB as the trustee.

ADB also offers debt management products to its sovereign and sovereign-guaranteed borrowers and entities fully guaranteed by members such as interest rate swaps and cross currency swaps (including local currency swaps) for their third-party liabilities. In addition, ADB provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loans, equity investments, and credit enhancement products such as guarantees and syndications.

In 2023, ADB continued to focus on implementing Strategy 2030, its long-term corporate strategy, to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. ADB delivered total commitments of $23.6 billion ($20.5 billion – 2022) and total disbursements of $17.8 billion ($19.7 billion – 2022).2

ADB has adopted a new operating model to accelerate its transformation and more effectively serve the rapidly changing needs of its DMCs in Asia and the Pacific. The new operating model will enable ADB to increase its capacity as the region’s climate bank; strengthen its work to develop the private sector and mobilize private investments in the region; provide a larger range of high-quality development solutions for its DMCs; and modernize ways of working to make it more responsive, agile and closer to clients. These four key shifts will help ADB deliver on the development goals of Strategy 2030.

Underpinning its role as Asia and the Pacific’s climate bank, ADB has placed combating climate change and its consequences at the top of its development agenda. For the year ended 31 December 2023, ADB committed $9.8 billion in climate financing. ADB is scaling up support to address climate change, disaster risks, and environmental degradation, making headway toward its elevated ambition to deliver $100 billion in cumulative climate finance to its DMCs from 2019 to 2030.

In 2023, ADB has updated its capital adequacy framework unlocking $100 billion in new funding capacity over the next decade to address the overlapping, simultaneous crisis in Asia and the Pacific. In addition, ADB also (i) established the Innovative Finance Facility for Climate in Asia and the Pacific (IF-CAP) which will expand ADB’s lending headroom for new climate projects; (ii) entered into sovereign exposure exchange agreements with other multilateral development banks (MDBs) to reduce portfolio concentration risks, and (iii) approved the establishment of the International Finance Facility for Education (IFFEd) trust fund which will provide a guarantee for a synthetic portfolio of ADB sovereign loans. The reforms or innovative initiatives are part of ADB’s response to the call for MDBs to do more with their resources and faster.

[1]	ADB. 1966. Agreement Establishing the Asian Development Bank. Manila.
[2]
The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

II.          ORDINARY CAPITAL RESOURCES

OCR provides financial assistance to sovereign and nonsovereign borrowers in DMCs in the form of loans, equity investments, and other debt securities. In addition to direct lending, OCR also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects and provides transaction advisory services to sovereign and nonsovereign clients.

Funding of OCR lending, investment and other ordinary operations comes from three distinct sources: borrowings from the capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To fund its OCR operations, ADB issues debt securities in the international and domestic capital markets. ADB's debt securities carry the highest possible investment ratings from three major international credit rating agencies. The funding strategy is aimed at ensuring availability of funds for operations at the most stable and lowest possible cost. Such strategy has enabled OCR to achieve cost-efficient funding levels for its borrowing members.

A.	Basis of Financial Reporting

ADB’s basis of financial reporting are (i) statutory reporting, which is in accordance with accounting principles generally accepted in the United States (US GAAP) reporting requirements, and (ii) management reporting, which is used as the primary measure to make financial management decisions and to monitor key financial ratios. The key financial performance indicator under these two bases is net income for statutory reporting and allocable net income for management reporting.

Statutory reporting. ADB prepares OCR financial statements in accordance with US GAAP. ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the accounting standards does not make fully evident ADB’s risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the year as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All investments for liquidity purpose, other debt securities classified as available for sale, and equity investments (except for those accounted for under the equity method) are reported at fair value. ADB continues to report its loans, other debt securities classified as held-to-maturity, and the remaining borrowings at amortized cost.

Management reporting (non-GAAP measure). ADB also reports OCR financial results based on internal management reporting basis which is used as the primary measure to make financial management decisions and to monitor key financial ratios.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

ADB reports allocable net income, which is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments reported in the cumulative revaluation adjustments account.3 The cumulative revaluation adjustments account sets aside the impact of unrealized gains or losses from fair value changes associated with certain financial instruments and from translation adjustments of non-functional currencies, and unrealized gains or losses from equity investments accounted for under the equity method.

ADB intends to hold most borrowings and swaps until maturity or call, hence interim net unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

For equity investments, ADB generally holds its investments until ADB’s development role has been fulfilled. Any gains or losses from equity investments recorded at fair value are realized and are deemed available for allocation when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the allocable net income until the exit date.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 31 December 2023 is provided in the Appendix.

[3]	ADB’s Charter stipulates that the Board of Governors shall determine the allocation of net income annually.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

B.	Overall Financial Results

OCR reported net income of $938 million ($2,169 million – 2022) and allocable net income of $1,423 million ($1,099 million – 2022) for the year ended 31 December 2023. Table 1 presents the overall financial results for 2023 and 2022.

Table 1: Overall Financial Results for the Years Ended 31 December
($ million)
Item	2023	2022	Change
Revenue from loans — operations[a]	7,525	3,319	4,206
Sovereign regular	6,358	2,348	4,010
Sovereign concessional	673	667	6
Nonsovereign	494	304	190
Revenue from investments for liquidity purpose	2,273	1,041	1,232
Interest	2,312	1,095	1,217
Realized losses on sale of investments	(39)	(54)	15
Revenue from equity investments — operations	86	98	(12)
Net realized gains[b]	24	71	(47)
Dividends and others	13	12	1
Realized gains on equity method investments [c]	27	2	25
Unrealized gains on equity method investments [c]	22	13	9
Revenue from guarantees — operations	28	31	(3)
Revenue from other debt securities — operations	48	38	10
Interest and others	48	37	11
Realized gains	–	1	(1)
Revenue from other sources	64	56	8
Borrowings and related expenses[d]	(7,913)	(2,639)	(5,274)
Release of provision (Provision) for credit losses	66	(7)	73
Administrative expenses — OCR	(680)	(775)	95
Other expenses	(24)	(19)	(5)
Net unrealized (losses) gains	(535)	1,026	(1,561)
Fair value changes	(539)	1,093	(1,632)
Reclassification of unrealized gains on divested equity investments [b]	(9)	(63)	54
Translation adjustments of nonfunctional currencies	13	(4)	17
Net income	938	2,169	(1,231)
Appropriation of guarantee fees to special reserve	(28)	(31)	3
Net income after appropriation of guarantee fees to special reserve	910	2,138	(1,228)
Adjustments	513	(1,039)	1,552
Net unrealized losses (gains)	535	(1,026)	1,561
Unrealized gains on equity method investments [c]	(22)	(13)	(9)
Allocable net income (non-GAAP measure)	1,423	1,099	324

( ) = negative, ADB = Asian Development Bank, OCR = ordinary capital resources

[a]	Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.
[b]
Sale of equity investments in 2023 resulted in reclassification of the unrealized gains up to 31 December 2022 of $9 million ($63 million – up to 31 December 2021) to realized gains. The net realized gains up to the date of sale in 2023 amounted to $24 million ($71 million – 2022).

[c]	Pertains to ADB's proportionate share of gains or losses from equity method investments.
[d]	Net of $1 million realized gains from early redemption of borrowings in 2022.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Net income. Net income for 2023 decreased to $938 million, from $2,169 million reported in 2022, mainly because of the unrealized losses from fair value change of financial instruments.

Allocable net income.4 OCR allocable net income for 2023 increased to $1,423 million from $1,099 million in 2022, mainly due to the higher income from liquidity investments, release of provision for credit losses, and lower administrative expenses.

The change in net income and allocable net income were driven by the following factors.

-
Revenue from loans increased by $4,206 million primarily because of the higher average interest rates (Figure 1) applied to regular OCR loans and increase in average loans outstanding in 2023 (Figure 2),

-
Revenue from investments for liquidity purpose increased by $1,232 million mainly because of the $1,217 million increase in interest revenue driven by the yield improvement and increase in average balances (Figure 2),

-
Revenue from equity investments, excluding unrealized gains on equity method investments, decreased by $21 million ($64 million – 2023, $85 million – 2022) mainly due to the lower net realized gains from divestments, partially offset by the higher realized gains from equity method investments,

-
Borrowings and related expenses increased by $5,274 million mainly because of the higher level of short-term interest rates (Figure 1), and increase in average outstanding borrowings (Figure 2). Consistent with the market movements, average cost of borrowings under management reporting basis increased to 5.2% in 2023 from 1.9% in 2022,

-
Release of provision for credit losses amounted to $66 million for the year ended 31 December 2023. The release of provision in 2023 was mainly due to the improved economic conditions, nonsovereign exposure decline, repayments of impaired loans, and increased volume of risk transfers.

-	Administrative expenses of OCR decreased by $95 million primarily because of the lower net periodic pension and post-retirement medical benefit costs due to improved funded status, and

[4]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

-
$535 million net unrealized losses for the year ended 31 December 2023 ($1,026 million net unrealized gains – 2022) was largely due to the fair value losses of derivatives driven mainly by the change in medium- and long-term interest rates from end of 2022 levels (Table 2).

Table 2: Details of Net Unrealized Gains (Losses) for the Years Ended 31 December
($ million)
Item	2023	2022	Change
Fair value changes from:	(539)	1,093	(1,632)
Borrowings and related derivatives	49	355	(306)
Loans related derivatives	(401)	432	(833)
Investments related derivatives	(250)	245	(495)
Equity investments	63	61	2
Reclassification of unrealized gains on divested equity investment	(9)	(63)	54
Translation adjustments of nonfunctional currencies	13	(4)	17
Total	(535)	1,026	(1,561)
( ) = negative.

Selected Financial data. Selected financial data are presented in Table 3. For the year ended 31 December 2023, under statutory reporting, return on earning assets and return on equity decreased because of the lower net income compared to 2022. Under management reporting basis, the return on earning assets and return on equity increased because of the higher allocable net income. Return on loans, return on investments for liquidity purposes, and cost of borrowings, under both reporting bases, increased because of the higher levels of short-term interest rates in 2023 compared to 2022.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Table 3: Selected Financial Data
(%, unless otherwise stated)

Item	2023	2022	2021
Operational Highlights ($ million)
Loans, Guarantees, EI, and ODS Committed[a]	22,518	19,271	22,180
Loans, EI, and ODS Disbursements	17,077	18,834	17,828
Loans and ODS Principal Repayments and Prepayments	10,585	9,237	8,514
Loans, EI, and ODS Outstanding	153,088	146,385	139,308
Statutory Reporting Basis
Net Income ($ million)	938	2,169	730
Return on Earning Assets[b]	0.5	1.1	0.4
Return on Equity[c]	1.7	4.2	1.4
Return on Loans[d]	4.7	2.6	1.4
Return on Investments for Liquidity Purpose[e]	3.9	2.6	1.5
Cost of Borrowings[f]	5.2	1.6	1.0
Management Reporting Basis (non-GAAP measure)[g]
Allocable Net Income[h] ($ million)	1,423	1,099	1,161
Return on Earning Assets[b]	0.7	0.6	0.6
Return on Equity[c]	2.7	2.1	2.2
Return on Loans[d]	5.0	2.3	1.2
Return on Investments for Liquidity Purpose[e]	4.5	2.2	1.2
Cost of Borrowings[f]	5.2	1.9	0.3
Capital Utilization Ratio[i]	70.0	83.9	74.0
EI = equity investments, ODS = other debt securities.
Note: All ratios are based on average monthly balances. Amounts and ratios are for the year ended 31 December except for outstanding balances and capital utilization ratio, which are as of year-end.
[a]	Includes commitments under the private sector programs namely, the Trade and Supply Chain Finance and the Microfinance Program.
[b]
Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average earning assets. Earning assets comprise investments for liquidity purpose, loans outstanding, equity investments, and other debt securities (all after swaps, if applicable).

[c]	Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average equity balances.
[d]
Interest revenue on loans, commitment fees, other revenue or expenses on loans and related swaps, and gains or losses on related swaps divided by average outstanding loans after swaps. For the year ended 31 December 2023, under statutory basis reporting, the return on regular and concessional OCR loans was 5.5% and 1.7%, respectively, while under management basis reporting, the return on regular and concessional OCR loans was 5.8% and 2.1%, respectively.

[e]	Interest revenue and gains or losses on investments and related swaps divided by average balances of investments after swaps.
[f]	Financial expenses and gains or losses on borrowings and related swaps divided by average outstanding borrowings after swaps.
[g]
Management reporting basis ratios exclude impact of unrealized gains or losses from fair value changes associated with certain financial instruments, unrealized gains or losses on equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[h]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.
[i]
Capital utilization ratio is the ratio of the total economic capital used to usable equity. The capital utilization ratio as of 31 December 2023 is computed based on the revised capital adequacy framework approved by the Board in September 2023. Capital utilization ratios for previous periods were based on the 2020 capital adequacy framework.

C.	Operating Activities

ADB provides financial assistance under its ordinary operations to its DMCs through loans, guarantees, equity investments and other debt securities to help DMCs meet their development needs. ADB also provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region. ADB promotes cofinancing of its projects and programs to complement its assistance with funds from official and commercial sources, including export credit agencies. ADB uses commitments as the basis for corporate targets to measure operational performance for both sovereign and nonsovereign operations. Table 3 shows the 3-year trend in operational highlights.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

1.	Loans

ADB is authorized under the Charter to make, participate in or guarantee loans to its DMCs, to any of their agencies, instrumentalities or political subdivisions, and to any entities or enterprises operating within such countries, as well as to international or regional agencies or entities concerned with the economic development of the region. Such loans are made only for projects or programs of high developmental priority.

ADB’s projects undergo an evaluation and approval process that considers factors such as economic, social, environmental, technical, institutional and financial feasibility, integrity, governance, effect on the general development activity of the country, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings and balance of payments, impact of new technologies on productivity, and expansion of employment opportunities.

ADB generally requires that the proceeds of its loans and the proceeds of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. Loan disbursements must comply with the requirements specified in the loan agreements. ADB’s staff review progress and monitor compliance with ADB policies. ADB’s Independent Evaluation Department, reporting directly to ADB’s Board of Directors, evaluates the development effectiveness of ADB’s operations.

Lending Headroom. ADB’s lending limitation policy limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. As of 31 December 2023, the total of such loans (including other debt securities), equity investments and related prudential buffer, and guarantees was $153,054 million ($146,516 million – 2022), compared to the maximum lending ceiling of $190,780 million ($188,206 million – 2022), which resulted in a headroom of $37,726 million ($41,690 million – 2022).

Loans — operations. ADB’s OCR lending falls into two categories: sovereign and nonsovereign. Sovereign loans consist of sovereign regular OCR loans and sovereign concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development. Sovereign concessional OCR loans are available for the poorest and most vulnerable members of ADB. ADB also provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance based on market-based terms and conditions. ADB, as needed, will help mobilize additional debt from diverse institutions, such as private and public financial institutions and development partners.

OCR offers lending products broadly in three modalities:

-
Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects and focuses on project implementation. Disbursements in this modality are linked to expenditures for inputs. Nonsovereign loans fall under this modality.

-
Policy-based – This modality provides sovereign budget support for structural reforms and development expenditure programs in DMCs. In certain circumstances, it may also be used to provide balance of payments or counter-cyclical fiscal support. It is linked to the implementation of policy reforms, disbursed quickly, and targeted to sector-wide and economy-wide impact.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

-	Results-based – It supports government-owned sector programs and disburses ADB funds based on the achievement of program results.

Table 4 shows OCR’s loans outstanding by modality.

Table 4: OCR Loans Outstanding by Modality
as of 31 December 2023 and 2022
($ million)

	Sovereign
	Regular	Concessional	NSO	Total
2023
Project Loan	71,747	21,685	6,096	99,528
Policy-based Loan	35,862	10,291	–	46,153
Results-based Loan	5,198	700	–	5,898
Total Outstanding	112,807	32,676	6,096	151,579
Accounting adjustments[a]	227	(130)	(38)	59
	113,034	32,546	6,058	151,638
Allowance for credit losses on loans	(96)	(175)	(381)	(652)
Loans Outstanding	112,938	32,371	5,677	150,986
2022
Project Loan	68,689	21,449	6,513	96,651
Policy-based Loan	33,303	9,741	–	43,044
Results-based Loan	4,732	610	–	5,342
Total Outstanding	106,724	31,800	6,513	145,037
Accounting adjustments[a]	219	(154)	(42)	23
	106,943	31,646	6,471	145,060
Allowance for credit losses on loans	(116)	(193)	(426)	(735)
Loans Outstanding	106,827	31,453	6,045	144,325

– = nil, ( ) = negative, NSO = nonsovereign, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.
a Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

A summary of the total OCR loan portfolio by member country as of 31 December 2023 is shown in OCR-6 of the Financial Statements. A breakdown by sector of total OCR loans as of 31 December 2023 and 2022 is shown in Figure 3.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Figure 3: Sectoral Breakdown of OCR Loans as of 31 December 2023 and 2022
($ billion)

OCR = ordinary capital resources.
Notes: Number may not sum precisely because of rounding. OCR loans include sovereign and nonsovereign loans outstanding and exclude $652 million ($735 million – 2022) allowance for credit losses, and $59 million ($23 million – 2022) accounting adjustments for fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Expected credit loss. ADB measures expected credit losses for loans, guarantees, and held-to- maturity debt securities. Expected credit losses are calculated using three components: exposure at default, probability of default, and loss given default. Credit losses are measured over the contractual term (lifetime) of the asset or commitment based on all available information: historical experience, current conditions, and macroeconomic forecasts. ADB is also exposed to credit risks on off-balance sheet exposures and records a liability for credit losses on undisbursed loan and held-to-maturity other debt securities commitments, and guarantees.

As of 31 December 2023, total allowance for credit losses and liability for credit losses on off-balance sheet exposures decreased to $795 million ($844 million – 2022), driven by the improved economic conditions, nonsovereign exposure decline, repayments of impaired loans, and increased volume of risk transfers. Allowance for credit losses and liability for credit losses on off-balance sheet exposures are summarized in Table 5. Refer to Credit risk under Risk Management section for more information.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Table 5: Summary of Allowance for Credit Losses and Liability for Credit Losses on Off-Balance Sheet
Exposures as of 31 December 2023 and 2022
($ million)

Item	2023	2022
Allowance for credit losses on loans	652	735
Sovereign regular OCR loans	96	116
Sovereign concessional OCR loans[a]	175	193
Nonsovereign loans	381	426

Allowance for credit losses on other debt securities	4	5

Liability for credit losses on off-balance sheet exposures	139	104
Total[b]	795	844
OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.

a Include allowance for heavily indebted poor countries debt relief ($43 million – 31 December 2023, $43 million – 31 December 2022).
b Excludes recoveries from risk transfer arrangements.

Status of loans. ADB places loans in non-accrual status when the principal, interest or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non- accrual status. On the date a borrower’s loan is placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. As of 31 December 2023, there was one sovereign concessional loan borrower with 11 loans in non-accrual status with outstanding amount of $528 million (one sovereign concessional loan borrower with 11 loans with outstanding amount of $525 million – 2022) and there were four nonsovereign borrowers with four loans in non-accrual status with outstanding amount of $134 million (seven nonsovereign borrowers with seven loans with outstanding amount of $180 million – 2022).

Summary of loan activities. Table 6 shows the summary of loan commitments and Table 7 shows the disbursements and repayments for sovereign regular OCR, sovereign concessional OCR and nonsovereign loans. For the year ended 31 December 2023, the total OCR loan commitments was $20,203 million, higher by $3,907 million or 24% compared to 2022, mainly due to the increase in sovereign regular, sovereign concessional and nonsovereign project loan commitments. The total loan disbursements in 2023 decreased to $16,854 million from $18,575 million in 2022 due to lower sovereign regular project loan disbursements and nonsovereign loan disbursements.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Table 6: OCR Loan Commitments for the Years Ended 31 December
($ million)

	2023		2022
	Number[a]	Amount	Number[a]	Amount	Change
Sovereign Regular	56	14,602	54	12,253	2,349
Project	36	8,595	36	7,031	1,564
Policy-based	18	5,573	16	5,103	470
Results-based	2	434	2	120	314
Sovereign Concessional	38	4,159	40	3,136	1,023
Project	28	2,694	27	1,949	745
Policy-based	8	865	11	887	(22)
Results-based	2	600	2	300	300
Nonsovereign—Project	34	1,442	29	907	535
Total	128	20,203	123	16,296	3,907
( ) = negative, OCR = ordinary capital resources
Note: Amounts are based on exchange rates at loan signing date. Numbers may not sum precisely because of rounding.
a Commitments for sovereign loans and nonsovereign project loans are counted based on the number of loans committed.

Table 7: OCR Loan Disbursements and Repayments for the Years Ended 31 December
($ million)
	2023		2022
	Disbursements	Repayments[a]	Disbursements	Repayments[a]
Sovereign Regular	12,974	6,853	14,758	5,234
Project	6,854	3,835	7,939	3,476
Policy-based	5,512	2,826	5,946	1,599
Results-based	607	192	872	159
Sovereign Concessional	2,651	1,921	2,421	1,862
Project	1,560	1,433	1,326	1,393
Policy-based	989	474	1,041	459
Results-based	102	13	55	10
Nonsovereign[b]	1,230	1,626	1,396	1,939
Total	16,854	10,400	18,575	9,035
OCR = ordinary capital resources
Note: Numbers may not sum precisely because of rounding.
[a]
Includes prepayment of $70 million for one sovereign regular OCR loans and $251 million for 20 nonsovereign loans for the year ended 31 December 2023 ($40 million for 15 sovereign regular OCR loans and $674 million for 17 nonsovereign loans – 2022). Amounts are based on the United States dollar equivalent as of receipt of payment.

[b]	Includes loan disbursement and repayments under the private sector programs.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Table 8: OCR Loans Outstanding by Product as of 31 December 2023 and 2022
($ million)
	Sovereign
	Regular		Concessional		Nonsovereign
Product	2023	2022	2023	2022	2023	2022
Flexible loan product[a]	112,391	106,282	n/a	n/a	4,570	686
LIBOR-based loans[b]	–	–	n/a	n/a	–	4,279
Local currency loans	194	118	n/a	n/a	1,526	1,548
Concessional loans	n/a	n/a	32,676	31,800	n/a	n/a
Pool-based single currency loans[b]	222	324	n/a	n/a	n/a	n/a
Total Oustanding	112,807	106,724	32,676	31,800	6,096	6,513
Accounting adjustments[c]	227	219	(130)	(154)	(38)	(42)
Allowance for credit losses	(96)	(116)	(175)	(193)	(381)	(426)
Loans Outstanding	112,938	106,827	32,371	31,453	5,677	6,045

– = nil, n/a = not applicable, ( ) = negative, LIBOR = London interbank offered rate, LBL = LIBOR-based loan, OCR = ordinary capital resources, PSCL = Pool-based single currency loan
Note: Numbers may not sum precisely because of rounding.
a Includes fixed rate loans amounting to $8,578 million for sovereign regular OCR loans and $538 million for nonsovereign loans as of 31 December 2023 ($9,396 million for sovereign regular OCR and $163 million for nonsovereign loans – 2022).
b LBLs and PSCLs are legacy loan products and are no longer offered. Nonsovereign LBLs include fixed rate loans amounting to $445 million in 2022.
c Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Sovereign regular OCR loans. The Flexible Loan Product (FLP) is the primary loan product for sovereign regular OCR. The cost-base5 rate used for FLP loans are the Secured Overnight Financing Rate (SOFR) compounded in arrears for US dollar-denominated loans and the Tokyo Overnight Average Rate (TONA) compounded in arrears for yen-denominated loans. FLP loans have a lending rate consisting of the cost-base rate, lending spread, rebates or surcharges, and maturity premiums, if applicable (Table 9). If the lending rate calculated for any 6-month interest period is negative, the interest rate floor of zero will apply.

The FLP is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) conversions to any standard currency or changes to the loan currency of all or part of the disbursed or undisbursed loan amounts; (ii) conversions to any nonstandard currency in which ADB can effectively intermediate (other than for conversions to a local currency) or changes to the loan currency of all or a part of the disbursed or undisbursed loan amounts; (iii) an interest rate conversion from floating to fixed or vice-versa of all or part of the disbursed or undisbursed loan amounts at the time of disbursement; and (iv) an establishment of an interest rate cap or an interest rate collar on a floating rate. For the year ended 31 December 2023, ADB executed one interest rate and one combined currency and interest rate conversions totaling $633 million (five interest rate and currency conversions totaling $2 billion – 2022).

Local currency loans (LCLs) are offered to sovereign borrowers in different local currencies of which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs. LCLs may be made on a fixed or floating rate basis with an effective contractual spread. Floating rate LCLs typically reset every three or six months. The cost-base rate of an LCL is determined by its financing mode.

[5]	The Euro Interbank Offered Rate (EURIBOR) and New Zealand Dollar (NZD) bank bill rate will continue to be used for Euro and NZD loans, respectively.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Table 9 shows the summary of charges on sovereign regular OCR FLP loans and LCLs as of 31 December 2023.

Table 9: Summary of Charges on Sovereign Regular OCR Flexible Loan Product and Local Currency Loans as of 31 December 2023
(basis point)
Item		FLP	CSF	SPBL
A. Loan Term		For project and results- based, flexible loan terms of up to 19 years of average loan maturity; For policy- based, loan term of 15 years including a grace period of up to 3 years	Loan term of 7 years, including a grace period of up to 3 years	Loan term of 5 to 8 years, including a grace period of up to 3 years
B. Cost-Base Rate
1.	US dollar	6-month SOFR compounded in arrears
2.	Yen	6-month TONA compounded in arrears
3.	Euro	6-month EURIBOR
4.	New Zealand dollar	6-month Bank Bill Rate
C. Lending Spread[a]		50	75	200

D. Maturity Premium[b] for loans with average maturity of
1.	< 9 years		0
2.	9 years up to 13 years		0 – 40
3.	>13 years up to 16 years		0 – 50
4.	>16 years up to 19 years		0 – 75
E. Surcharge or (Rebate)[c]
1.	US dollar	22	37
2.	Yen	(35)
3.	Euro	4
4.	New Zealand dollar	52

F.	Commitment Charges[d]	15	15	75

( ) = negative, CSF = Countercyclical Support Facility, EURIBOR = Euro Interbank Offered Rate, FLP = Flexible Loan Product, LCL = local currency loan, OCR = ordinary capital resources, SOFR = Secured Overnight Financing Rate, SPBL = special policy-based loan, TONA = Tokyo Overnight Average Rate, US = United States.

[a]	The current FLP and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. The terms of emergency assistance loans are similar to FLP terms.
[b]
For loans which formal negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan. A limit of 19 years applies to the average loan maturity of FLP loans and LCLs. For all loans to regular OCR-only borrowing countries, approved on or after 1 January 2021, a new pricing structure was implemented to adjust the pricing framework and introduce diversity in the current flat pricing structure for countries in different stages of development. The new maturity premium is applied for the life of a loan regardless of country group changes during the tenor of the loan.

[c]
To maintain the principle of the cost pass-through pricing policy, ADB passes on its actual funding cost margin to its borrowers through a surcharge or rebate and these are incorporated into the interest rate for the succeeding interest period. Rebates or surcharges for all FLPs are determined in January and July every year on the basis of the average funding cost margin below or above the relevant benchmark for the preceding 6 months. The information presented is applicable for 1 July to 31 December 2023.

[d]
The commitment charge is levied on undisbursed balances beginning 60 days after signing of the applicable loan agreement. For loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 25 or 10 basis points of the committed loan amount depending on the contingent disaster financing option.

Sovereign concessional OCR loans. ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cut-off; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness. Table 10 shows the summary of lending terms on currently available sovereign concessional OCR loans.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Table 10: Sovereign Concessional OCR Loan Terms as of 31 December 2023

Terms	Concessional Assistance-Only Countries[a]	OCR Blend Countriesb, [c]	SIDS	Emergency Assistance
A. Maturity (years)	24 – 32	25	40	40
B. Grace period (years)	8	5	10	10
C. Interest rate during the grace period	1.0%	2.0%	1.0%	1.0%
D. Interest rate during the amortization period	1.5%	2.0%	1.0%	1.0%
E. Principal repayment
1. First 10 years after the grace period	Equal	Equal	2.0%[d]	2.0%[d]
2. Year thereafter	Equal	Equal	4.0%[d]	4.0%[d]

COVID-19 = coronavirus disease, OCR = ordinary capital resources, SIDS = small island developing states
Note: Sovereign concessional OCR loans under the COVID-19 pandemic response option have the same lending terms as those for standard policy-based loans.
[a]	Countries that are eligible for sovereign concessional OCR loans and/or Asian Development Fund grants.
[b]	Countries that are eligible for both sovereign regular and concessional OCR loans.
[c]	Applicable for projects with loan negotiations completed on or after 1 January 2013.
[d]	Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

The borrowers of sovereign concessional OCR loans may choose a currency of liability in special drawing rights (SDR) or a currency that is available under ADB’s FLP and in the SDR basket, subject to ADB's confirmation of the availability of such currency. As of 31 December 2023, about 97% (96% – 2022) of the sovereign concessional OCR loans were in SDR (62%) and US dollars (35%).

Nonsovereign loans. The FLP is the primary loan product for nonsovereign operations. Similar with the sovereign regular OCR loans, the cost-base rate used for FLP loans are SOFR compounded in arrears as primary option together with the optional Term SOFR for US dollar-denominated loans, and the TONA compounded in arrears is the cost-base rate for yen- denominated loans. As of 31 December 2023, all nonsovereign LBLs completed the transition to FLP loans, including certain loans temporarily using Synthetic United States dollar (USD) LIBOR6 until the contracts’ amendments are finalized.

ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges, and other fees for each loan. The lending spread is intended to cover ADB’s risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.25% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 1.0% per year) on the undisbursed loan balance.

ADB provides certain nonsovereign borrowers with conversion options of all or any portion of the principal amount of the loan through: (i) a currency conversion from a local currency to US dollar or vice versa; and (ii) an interest rate conversion from floating to fixed or vice versa. For the year ended 31 December 2023, ADB executed two interest rate and one currency conversions totaling $13 million (three interest rate and one currency conversions totaling $37 million – 2022).

[6]
The United Kingdom (UK) Financial Conduct Authority (FCA) compelled the Intercontinental Exchange Benchmark Administration Limited (IBA) under the UK Benchmarks Regulation to continue publishing 1-, 3- and 6-month US dollar LIBOR settings until 30 September 2024 using an unrepresentative `synthetic' methodology. These rates are to referred to as, “Synthetic USD LIBOR”, and apply for such US dollar LIBOR settings in all unremediated legacy contracts (except cleared derivatives) until 30 September 2024 to help ensure an orderly wind-down of LIBOR.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

LCLs are also offered to nonsovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs. LCLs are priced based on relevant local currency funding benchmarks or ADB’s funding costs and a credit spread.

Sovereign and nonsovereign loan cofinancing. In 2023, a total of $9,209 million sovereign loan cofinancing was committed for 28 projects, of which $2,563 million is under full and partial ADB administration while $6,646 million are not administered; and a total of $2,340 million nonsovereign loan cofinancing was committed for 20 projects. (Refer to Note F of OCR Financial Statements for loans administered by ADB as of 31 December 2023).

2.	Equity Investments

ADB provides financial assistance through equity investments to help capital-constrained, but economically important, investee companies. ADB's equity investments may be in the form of direct investments or through private equity funds.

The Charter allows the use of OCR for equity investments up to 10% of ADB’s unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserves. At the end of 2023, the total equity investment portfolio for OCR, including prudential buffers, was $1,772 million ($1,773 million – 2022), or about 33% (33% – 2022) of the ceiling defined by the Charter.7

In 2023, ADB committed four equity investments totaling $105 million (six equity investments totaling $147 million – 2022), disbursed $142 million ($197 million – 2022), and received $121 million from capital distributions and full or partial divestments in 37 projects ($114 million from 25 projects – 2022). The divestments were carried out in a manner consistent with good business practices, after ADB’s development role in its investments had been fulfilled and without destabilizing the companies. Table 11 shows ADB's equity investments as of 31 December 2023 and 2022.

Table 11: Outstanding Equity Investments as of 31 December 2023 and 2022
($ million)
Item	2023	2022
Direct investments	784	759
Private equity funds	799	679
Total equity investments	1,583	1,438

3.	Guarantees

Guarantees are typically designed to facilitate cofinancing by mitigating the risk exposure of commercial lenders and capital market investors. Guarantees can be provided when ADB has a direct or indirect participation in a project or a related sector, through a loan, equity investment or technical assistance. ADB provides two primary guarantee products–a partial credit guarantee and a partial risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides partial risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer.

7 Prudential buffer represents 80% and 100% of the signed and undisbursed amounts for private equity funds and direct equity investments, respectively.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

Private Sector Programs. ADB’s private sector programs include the Trade and Supply Chain Finance (TSCFP) and Microfinance programs (MFP).

-	Trade and Supply Chain Finance Program. The Trade Finance Program and the Supply Chain Finance Program were merged to create operational efficiency and more wholistic solutions to clients.

The TSCFP has two main streams of activity: (i) It provides guarantees and loans through partner banks to close market gaps for trade finance, including among small and medium- sized businesses, to generate the trade-led growth and jobs that underpin development; and (ii) It delivers knowledge products, services, and solutions to make global trade and supply chains green, resilient, inclusive, transparent and socially responsible.

For the year ended 31 December 2023, TSCFP provided total loans and guarantees financed by ADB amounting to $1,786 million ($2,566 million – 2022) in trade through 62 bank partners under Trade Finance and 8 corporate obligors under Supply Chain Finance in 16 countries.

TSCFP transactions have average maturity of less than 180 days and this short average tenor enables an efficient use of its $2,450 million limit. As of 31 December 2023, TSCFP guarantees outstanding amounted to $1,369 million ($1,790 million – 2022) and loans outstanding amounted to $166 million ($181 million – 2022). Of the outstanding TSCFP loans and guarantees, $858 million were risk transferred to private insurance companies ($919 million – 2022), resulting to a net exposure of $677 million ($1,052 million – 2022).

- Microfinance Program. The MFP provides risk participation on revolving basis for loans made by commercial financial institutions to microfinance institutions in ADB's DMCs. As of 31 December 2023, MFP revolving cover is up to $600 million. The program provided guarantees financed by ADB amounting to $232 million in 2023 ($170 million – 2022) and the outstanding guarantee amount as of 31 December 2023 was $208 million ($162 million – 2022).

Table 12 shows the commitments under the private sector programs.

Table 12: OCR Commitments under Private Sector Programs for the Years Ended 31 December
($ million)
	2023	2022	Change
Short-term	1,678	2,467	(789)
Long-term	340	269	71
Total[a]	2,018	2,736	(718)

MFP = Microfinance Program, OCR = ordinary capital resources, TSCFP = Trade and Supply Chain Finance Program
Note: Short-term has maturity of less than 365 days. Long-term has maturity of 365 days or more.
[a] Includes $1,479 million guarantees ($2,299 million – 2022) and $307 million loans ($267 million – 2022) under TSCFP, and $232 million ($170 million – 2022) guarantees under MFP.

Private sector program cofinancing. For the year ended 31 December 2023, total commitments under private sector program cofinancing amounted to $3,146 million ($5,340 million – 2022).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Exposure Exchange Agreement. The exposure exchange agreement (EEA) provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in nonaccrual, and principal when the covered exposure is fully or partially written-off. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). In July 2023, ADB signed a $1.0 billion sovereign EEA with the African Development Bank, in addition to its existing $2.5 billion sovereign EEA with the Inter-American Development Bank. As of 31 December 2023, ADB’s total amount of guarantee provided and received under its EEA with peer multilateral development banks amounted to $3.5 billion ($2.5 billion – 31 December 2022).

Refer to Note G of OCR Financial Statements for ADB’s outstanding and maximum potential exposure on guarantees as of 31 December 2023 and 2022.

4.	Other Debt Securities

ADB’s financial assistance to DMCs may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. For the year ended 31 December 2023, other debt securities commitment amounted to $166 million ($71 million – 2022) and disbursements amounted to $81 million ($62 million – 2022). As of 31 December 2023, other debt securities amounted to $519 million ($622 million – 2022).

5.	Syndications

Syndications refer to the pooling of financing and sharing of risk among financiers. It enables ADB to extend larger financing packages to clients, and to transfer some of the risks associated with its loans and guarantees to other financing partners.8 Thus, syndications allow ADB to meet clients’ financing requirements that exceed its risk appetite, and decrease and diversify the risk profile of ADB’s financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices. In 2023, eight projects received $301 million of total syndicated loans where ADB was lender of record (two projects totaling $95 million – 2022).9

6.	Transaction Advisory Services

ADB provides transaction advisory services (TAS) to assist public and private sector clients structure and procure viable public-private partnership (PPP) projects, ensuring proper risk allocation, value, and affordability. ADB also manages the Asia Pacific Project Preparation Facility (AP3F)—a multi-donor trust fund—to help prepare and monitor PPP projects, build government capacity, and create an enabling environment for PPPs.

In 2023, commercial closure was achieved for one TAS, mobilizing $250 million in capital commitments from the private sector. As of 31 December 2023, ADB was implementing 35 TAS mandates and AP3F project preparations, with a total estimated capital investment of $7.1 billion.

7.	Debt Management Products

ADB offers debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities. Debt management products offered by ADB include interest rate swaps, cross currency swaps and local currency swaps (transforming a foreign currency liability into a local currency liability only).

8 Depending on whether ADB retains risk or not, ADB may or may not have a contingent liability.
9 B-loan is a tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions taking funded risk participation within such a tranche and without recourse to ADB. It complements an A-loan financed by ADB.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

D.	Funding Resources

ADB’s ordinary operations are funded from ADB’s OCR, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

1.	Equity

ADB had 68 members as of 31 December 2023, with Japan and the United States as the two largest shareholders. Out of the 68 members, 27 members are non-borrowing members holding 66.8% of total shareholdings with a total voting power of 61.4%. The capital subscription of all ADB members is shown in OCR-8 of the Financial Statements.

As of 31 December 2023, ADB’s total authorized capital of 10,639,083 shares valued at $142,741 million was fully subscribed, which consisted of $7,153 million paid-in and $135,588 million callable capital. The details of ADB’s equity as of 31 December 2023 and 2022 are shown in Table 13.

Table 13: Details of Equity
as of 31 December 2023 and 2022
($ million)
	2023	2022
Authorized (SDR106,391)
Subscribed (SDR106,391)	142,741	141,589
Less: Callable capital subscribed	135,588	134,494
Paid-in capital subscribed	7,153	7,095
Less: Other adjustments[a]	40	53
	7,113	7,042
Add: (1) ADF assets transfer[b]	30,748	30,748
(2) Other reserves[c]	17,433	16,424
Total Equity	55,294	54,214

ADF = Asian Development Fund, SDR = special drawing rights, OCR = ordinary capital resources.
[a]	Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).
[b]	The transfer of ADF assets to OCR on 1 January 2017 was treated as a contribution from ADF which was recognized as a one-time income.
[c]
Includes ordinary reserve, special reserve, surplus, cumulative revaluation adjustments, and net income after appropriation less net notional amounts required to maintain value of currency holdings, and accumulated other comprehensive loss. (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB’s obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB’s callable capital.

Paid-in capital. ADB’s paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories. (See Note C of the OCR Financial Statements).

Total equity. Total equity increased to $55,294 million as of 31 December 2023 from $54,214 million as of 31 December 2022. This mainly resulted from: (i) $938 million net income in 2023;
(ii) $701 million net unrealized holding gains; offset by (iii) $382 million allocation of 2022 net income to Special Funds.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Allocation of OCR net income. In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year’s net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2023 and 2022, the Board of Governors approved the allocation of OCR’s net income for 2022 and 2021, respectively, as shown in Table 14.

Table 14: Allocation of OCR Net Income for the years ended 31 December
($ million)

	2022	2021
Net Income	2,169	730
Adjustment to cumulative revaluation adjustments	(1,039)	468
Appropriation of guarantee fees to special reserve	(31)	(37)
Allocable net income (non-GAAP measure)	1,099	1,161
Allocation to ordinary reserve	716	778
Allocation to special funds
Asian Development Fund	292	292
Technical Assistance Special Fund	90	90
Total Allocated Net Income	1,099	1,161

( ) = negative, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.

2.	Borrowings

General Borrowing Policies. Under the Charter, ADB may borrow only with the approval of the country in whose market ADB’s obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries, and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Funding Operations. ADB raises funds for its ordinary operations through the issue and sale of debt obligations in the international capital markets. ADB’s primary borrowing objective is to ensure the availability of funds for its operations at the most stable and lowest possible cost. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. In 2023, ADB continued to diversify its funding platform by issuing across a broad range of currencies, in both public issue and private placement format, introducing new currencies and engaging new investors. ADB continues to offer thematic bonds (Table 15).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Table 15: Overview of Outstanding Thematic Bonds

Themes	Amount ($ million)	Maturity range of bonds issued[a]
Gender	7,780	1 to 20 years
Green	7,542	2 to 14 years
Health	3,817	1 to 20 years
Education	1,050	2 to 10 years
Water	571	1 to 15 years
Blue	328	10 to 15 years
Total Outstanding Thematic Bonds	21,089

Note: Numbers may not sum precisely because of rounding.
[a]	Refers to maturity from bond’s issue date. Bonds with call options are assumed to be called on the first call or trigger date.

2023 funding operations. In 2023, ADB raised the equivalent of $28,913 million from 140 borrowing transactions ($36,109 million from 134 borrowing transactions – 2022). The new borrowings were raised in 25 currencies (22 currencies – 2022).10 The average maturity to first call date of these borrowings was 4.6 years (4.8 years – 2022) at the time of issue. Of the 2023 borrowings, $23,325 million was raised through 32 public offerings and the remaining $5,589 million was raised through 108 private placements. OCR borrowings after swaps as of 31 December 2023 amounted to $152,360 million ($146,053 million – 2022).

ADB also raised $9,312 million ($14,146 million – 2022) under its Euro-Commercial Paper Program (ECP). Of the ECPs issued in 2023, $2,605 million were outstanding as of 31 December 2023 ($2,615 million – 2022). Table 16 shows details of 2023 borrowings as compared to 2022.

Table 16: Borrowings
($ million)
Item	2023	2022
Bonds
Total Principal Amount	28,913	36,109
Average Maturity to First Call (years)	4.6	4.8
Average Final Maturity (years)	4.9	5.1
Euro Commercial Papers
Total Principal Amount	9,312	14,146
Number of Transactions	70	111

As part of short-term liquidity management, ADB executed 105 repurchase transactions totaling $17.2 billion in principal amount. There were no outstanding transactions as of 31 December 2023.

Use of derivatives. ADB undertakes currency and interest rate swaps to cost-efficiently, and on a fully-hedged basis, raise the currencies needed for its operations, while maintaining its borrowing presence in major capital markets. Figures 4 and 5 show the effects of swaps on the currency composition and interest rate structure of ADB’s outstanding borrowings as of 31 December 2023. Interest rate swaps are also used for asset and liability management purposes to match the liabilities with the interest rate characteristics of assets such as loans and liquidity investments.

10 Australian dollar, Azerbaijan manat, Botswana pula, Brazilian real, Canadian dollar, Chilean peso, Chinese yuan, Colombian peso, Egyptian pound, Euro, Georgian lari, Hong Kong dollar, Hungarian forint, Kazakhstan tenge, Mexican peso, Mongolian togrog, New Zealand dollar, Nigerian naira, Peruvian sol, Polish zloty, Pound sterling, South African rand, Swedish krona, Swiss franc, and US dollar.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Figure 4: Effect of Swaps on Currency Composition of Borrowings as of 31 December 2023

[a] Other currencies include Azerbaijan manat, Botswana pula, Brazilian real, Chilean peso, Chinese yuan, Colombian peso, Egyptian pound, Georgian lari, Ghana cedi, Hong Kong dollar, Hungarian forint, Indian rupee, Indonesian rupiah, Japanese yen, Kazakhstan tenge, Mexican peso, Mongolian togrog, Nigerian naira, Norwegian krone, Pakistan rupee, Peruvian sol, Polish zloty, Russian ruble, South African rand, Swedish krona, Swiss franc, Turkish lira, and Ukraine hryvnia.
[b] Other currencies include Euro, Chinese yuan, Japanese yen, Georgian lari, Indian rupee, Indonesian rupiah, Kazakhstan tenge, Pakistan rupee, and Mongolian togrog.

Figure 5: Effect of Swaps on Interest Rate Structure of Borrowings as of 31 December 2023

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

E.	Liquidity Management

1.	Liquidity Portfolio

The liquidity portfolio helps ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements; provides a liquidity buffer in the event of financial stress; and contributes to ADB’s earning base. ADB’s Investment Authority governs ADB’s investments in liquid assets. The primary objective is to maintain the security and liquidity of the funds invested. Subject to these two parameters, ADB seeks to maximize the total return on its investments. At the end of 2023, ADB held liquid investments in 20 currencies.

Liquid investments are held in government or government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions. To a limited extent, they are also held in corporate bonds that are rated at least A–. These investments are held in five portfolios—equity-funded liquidity, debt-funded liquidity, cash cushion, operational cash, and ad hoc—all of which have different risk profiles and performance benchmarks.

The year-end balance of the portfolios in 2023 and 2022 is presented in Table 17. The amortized cost and fair value returns of the portfolios are presented in Table 18.

Table 17: Year-End Balance of Investment Portfolio as of 31 December 2023 and 2022
($ million)
Item	2023	2022
Equity-Funded Liquidity Portfolio	19,891	19,164
Debt-Funded Liquidity Portfolio	20,420	20,084
Cash Cushion Portfolio	7,575	7,079
Operational Cash Portfolio	327	144
Ad hoc Portfolio	1,170	1,012
Total	49,383	47,483
Note: Including securities transferred under repurchase agreements, securities purchased under resale arrangements, and investment related swaps. The composition of the liquidity portfolio may shift from year to year as part of ongoing liquidity management.

Table 18: Return on Investment Portfolio
(%)
	Amortized Cost		Fair Value
Item	2023	2022	2023	2022
Equity-Funded Liquidity Portfolio	2.5	1.6	4.9	(5.4)
Debt-Funded Liquidity Portfolio[a]	0.4	0.4	0.4	0.4
Cash Cushion Portfolio	5.5	1.9	5.5	1.9
Operational Cash Portfolio	4.9	1.5	4.9	1.5
Ad hoc Portfolio	2.3	2.2	5.2	(11.5)
Note: The amortized returns are based on income from investments and realized gains and losses reported in the Statement of Income and Expenses. The fair value return incorporate unrealized gains and losses reported in other comprehensive income and loss and movements are dependent on prevailing market environment.
[a] Spread over funding cost

The equity-funded liquidity portfolio (ELP) is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio has been funded mostly by equity, and the average duration of the major currencies in the portfolio was about 2.6 years (2.9 years – 2022) as of 31 December 2023.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

The debt-funded liquidity portfolio is used to support medium-term funding needs and is funded by debt to provide flexibility in executing the funding program over the medium-term to permit opportunistic borrowing ahead of cash flow needs, and to bolster ADB access to short-term funding through continuous presence in the market.

The cash cushion portfolio holds the proceeds of ADB’s borrowing transactions pending disbursement. It is invested in short-term instruments and aims to maximize the spread earned between the borrowing cost and the investment income.

The operational cash portfolio, designed to meet net cash requirements over a 1-month horizon, is funded by debt and invested in short-term highly liquid money market instruments.

The ad hoc portfolio is established for transparent tracking and monitoring of liquidity proceeds to hold special-purpose liquidity.

2.	Prudential Minimum Liquidity

Holding appropriate levels of liquidity ensures uninterrupted lending support to DMCs. ADB’s prudential minimum liquidity (PML) is set at 12-month liquidity coverage and it is 100% of ADB’s one-year net cash requirement (NCR) where NCR is equal to cash outflows less cash inflows. Cash outflows include disbursements for operations, redemptions on ADB’s debt instruments and OCR net income transfers. Cash inflows mainly represent income from operations, repayments and prepayments from borrowers and capital subscription payments. Maintaining the PML is designed to enable ADB to cover NCR for 12 months without borrowing from the capital markets. The liquidity levels and cash requirements are monitored periodically in accordance with ADB’s liquidity policy. As of 31 December 2023, ADB’s aggregate liquidity holding remained above the 2023 PML requirement.

3.	Contractual Cash Obligations

In the normal course of business, ADB enters into contractual obligations that may require short-term and long-term future cash payments. Table 19 summarizes ADB’s significant contractual cash obligations as of 31 December 2023. Long-term debt includes medium- and long-term borrowings. Other long-term liabilities correspond to future lease payments and accrued liabilities.

Table 19: Contractual Cash Obligations As of 31 December 2023
($ million)

	Maturities
Item	within one year	more than one year	Total
Long-Term Debt	30,904	112,361	143,265
Undisbured Commitments[a]	12,418	38,750	51,168
Other Liabilities	623	41	664
Total	43,945	151,152	195,097
[a] Includes undisbursed commitments for loans, equity investments and other debt securities.

As a triple-A rated borrower, ADB raises funds regularly through bond issuances in the international capital markets in a cost-effective manner, which demonstrates ADB’s ability to meet the required cash requirements in the long term. Furthermore, ADB’s capital structure provides an additional level of security as callable capital is available to meet debt obligations in the unlikely event of large-scale default by ADB’s borrowers. ADB has never made a call on callable capital.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

F.	Risk Management

ADB faces various kinds of risks in carrying out its mandate, including financial, operational, and other organizational risks. ADB has a risk management framework that is built on the three core components of governance, policies, and processes.

Governance starts with the Board of Directors, which plays a key role in reviewing and approving risk policies that define ADB's risk appetite. ADB maintains an independent risk management office and has various management committees with responsibilities to oversee bank-wide risk issues. ADB’s Risk Committee monitors and discusses risks, recommends proposed risk policies and actions to the President, and provides senior management oversight on risk policy matters to ensure that ADB maintains its superior credit standing. The office of risk management reports quarterly to the Audit and Risk Committee of the Board on the development of the risks in ADB’s operations.

ADB monitors the credit profile of existing transactions in the operations portfolio, conducts risk assessments of new nonsovereign transactions, and assumes responsibility for resolving distressed transactions when necessary. It also monitors market and credit risks in treasury operations, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. In addition, ADB has developed an operational risk management framework for the institution. For the aggregate portfolio, ADB monitors limits and concentrations; computes expected credit losses; and assesses its capital adequacy.

Risks to which ADB is exposed in carrying out its mission include credit risk, market risk, liquidity risk, and operational risk. This section discusses (i) risk management of each key risk, (ii) ADB’s capital adequacy—ADB’s ultimate protection against unexpected losses, and (iii) asset and liability management.

1.	Credit Risk

Credit risk is the risk of loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. Related to credit risk, ADB also faces concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual borrower.

ADB assigns a risk rating to each loan, guarantee, debt security, and treasury counterparty (Table 20). For nonsovereign transactions, the rating typically is not better than that of the sovereign.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Table 20: Asian Development Bank Internal Risk Rating Scale

ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA / Aaa to A / A2	Lowest expectation of credit risk
2	A– / A3	Very low credit risk
3	BBB+ / Baa1	Low credit risk
4	BBB / Baa2	Low credit risk
5	BBB– / Baa3	Low to medium credit risk
6	BB+ / Ba1	Medium credit risk
7	BB / Ba2	Medium credit risk
8	BB– / Ba3	Medium credit risk
9	B+ / B1	Significant credit risk
10	B / B2	Significant credit risk
11	B– / B3	Significant credit risk
12	CCC+ / Caa1	High credit risk
13	CCC / Caa2 to C	Very high credit risk
14	D	Default

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury operations. The sovereign portfolio includes sovereign loans and guarantees as well as one equity investment, while the nonsovereign portfolio includes nonsovereign loans and guarantees, equity investments (direct and private equity funds), and other debt securities. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. Table 21 details the total risk exposure and weighted average risk rating for each asset class.11

[11]
The average risk ratings are based on the average probability of default weighted by the outstanding credit exposure which is related back to the internal rating scale based on the probability of default for each internal risk rating category. The probabilities of default are updated regularly. The computation of the average risk rating for the period uses the most recent set of probabilities of default available at the end of the corresponding period.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Table 21: Total Risk Exposure
as of 31 December 2023 and 2022
	2023		2022
Item	Exposure ($ million)	Rating (1–14)	Exposure ($ million)	Rating (1–14)
Loans and guarantees[a]	153,527		147,386
a. Sovereign operations[b]	145,703	10.0 /B	138,774	10.0 /B
1. Regular OCR Loans and guarantees	113,094	9.3 / B+	107,042	9.2 / B+
2. Concessional OCR Loans	32,609	11.2 / B–	31,732	11.1 / B–
b. Nonsovereign operations	7,824	9.9 /B	8,612	9.9 /B
Equity Investments[c]	1,581		1,435
a. Sovereign operations	168	n/a	166	n/a
b. Nonsovereign operations	1,413	n/a	1,269	n/a
Treasury[d]	49,328	AA	48,758	AA
a. Fixed income	37,366	AA	34,296	AA
b. Cash instruments	11,956	A+	14,438	AA–
c. Derivatives	6	A+	24	AA–
Aggregate Exposure	204,436		197,579
n/a = not applicable
Note: Numbers may not sum up precisely because of rounding.
[a] Sum of outstanding loan balances, present value of guaranteed obligation, and securities classified as debt net of specific provision.
[b] As of 31 December 2023, $3.5 billion of the sovereign loan and guarantee credit exposure is part of the exposure exchange mechanism with peer MDBs. The amount indicated excludes the ADB sovereign loans which are guaranteed by the MDB and includes the same amount of ADB guarantee issued to that MDB as part of the exchange.
[c] At fair values.
[d] Average rating based on ratings from international credit rating agencies.

Credit risk in the sovereign portfolio. Sovereign credit risk is the risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB manages its sovereign credit risk through provision for credit losses as well as by maintaining conservative equity levels. ADB’s sovereign regular OCR loan operations have experienced no loss of principal. Countries that previously had delayed payments eventually repaid and returned their loans to accrual status.

Sovereign loan and guarantee exposure. The average credit rating of the sovereign loan and guarantee portfolio remained unchanged at 10.0 (B) as of 31 December 2023 and 2022 (Figure 6).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Figure 6: Sovereign Loan and Guarantee Exposure by Credit Quality as of 31 December 2023 and 2022 (%)

2023
High credit risk
17.1
Low credit risk
50.2
Significant
credit risk
13.7
Medium
credit risk
18.9
2022
High credit risk
16.9
Low credit risk
50.6
Significant
credit risk
13.7
Medium
credit risk
18.8

Notes: Low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–8, significant credit risk = exposures with risk rating 9–11, high credit risk = exposures with risk rating 12–14. Percentages may not total 100% because of rounding.

Sovereign concentrations. ADB has assumed some concentration risk to fulfill its development mandate. The three largest borrowers—India, the People’s Republic of China, and the Philippines—represented 39% of the portfolio in 2023 (Figure 7).

Figure 7: Sovereign Country Exposure as of 31 December 2023 and 2022 ($ billion, unless otherwise stated)

2023

India
23.2, 16%
People's Republic of China
18.6, 13%
Philippines
14.8, 10%
Pakistan
14.3, 10%
Bangladesh
14.3, 10%
Others
60.7, 41%

2022

India
22.2, 16%
People's Republic of China
18.6, 13%
Pakistan
14.5, 11%
Philippines
13.5, 10%
Bangladesh
12.9, 9%
Others
57.4, 41%

Note: The sum of disbursed and outstanding loan balances, present value of guaranteed obligations and fair values of equities.

To reduce concentration risk and maintain a well-capitalized balance sheet, ADB approved in 2020 a policy framework for exchanges of sovereign exposures among MDBs. The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in nonaccrual, and principal when the covered exposure is fully or partially written-off. ADB and the Inter-American Development Bank signed the first exposure exchange agreement in 2020 and the second one in 2022, together amounting to $2.5 billion. In July 2023, ADB entered into an additional $1 billion sovereign exposure exchange with the African Development Bank. The EEA is treated as exchanges of separate financial guarantees (guarantees provided and guarantees received).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Credit and equity risks in the nonsovereign portfolio. Nonsovereign credit risk is the risk that a borrower will default on a loan, debt security or guarantee obligation for which ADB does not have recourse to a sovereign entity. Equity risk is the risk of losses arising from movements in equity prices. While the aggregate nonsovereign exposure is smaller in size than the sovereign exposure, the credit risk in individual transactions is more significant. In addition, ADB’s exposure is concentrated in the utilities and finance sectors. ADB employs various policy-based measures to manage these risks.

The Investment Committee and the Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee reviews all new nonsovereign transactions for creditworthiness and pricing. The Risk Committee oversees all risks in ADB’s balance sheet and operations, and reviews and endorses proposed changes to risk policies. It also monitors aggregate nonsovereign portfolio risks and individual transactions with deteriorating creditworthiness.

ADB manages nonsovereign credit risk by assessing all new transactions at the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed; takes necessary actions to mitigate risks and either confirms or adjusts the risk rating. For equity risk, ADB updates the valuation for equity investments including assessing whether impairments are considered permanent. ADB also enters into risk transfer agreements to reduce its exposure to selected nonsovereign transactions and to enhance the granularity of its portfolio.

ADB manages expected credit losses from nonsovereign credit portfolio as well as known or highly probable losses in individual loans, debt securities or guarantees through allowance for credit losses and liability for credit losses on off-balance sheet exposures.

ADB uses limits for countries, industry sectors, corporate groups, obligors, products, and individual transactions to manage concentration risk in the nonsovereign portfolio.

Nonsovereign loan, guarantee, and debt security exposure. ADB assigns a risk rating to each nonsovereign loan, guarantee, and debt security. The average credit rating of the nonsovereign portfolio remained unchanged at 9.9 (B) as of 31 December 2023 and 2022 (Figure 8).

Credit exposure is considered impaired when it is unlikely that ADB will be able to collect all amounts due in accordance with contractual terms. Impaired credit exposure includes all rated transactions, namely (i) loans, (ii) guarantees, and (iii) debt securities that are held to maturity and reported at amortized cost, which are extended to borrowers rated 13 and 14 on ADB’s 14-point rating scale. Impaired exposure in percentage of gross nonsovereign credit exposure before provisions slightly increased to 5.4% of total in 2023 compared to 4.6% in 2022 largely because of the decrease in the nonsovereign operations exposure and a downgrade of the foreign currency country ceiling in one of the developing member countries during 2023.

Refer to Note F of OCR Financial Statements for additional information.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Figure 8: Nonsovereign Loan and Guarantee Exposure by Credit Quality as of 31 December 2023 and 2022
(%)

2023
High credit risk 3.6
Significant credit risk 23.3
Low credit risk 39.1
Medium credit risk 34.0
2022
High credit risk 5.4
Significant credit risk 25.5
Low credit risk 36.6
Medium credit risk 32.4

Notes: Low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–8, significant credit risk = exposures with risk rating 9–11, high credit risk = exposures with risk rating 12–14. Percentages may not total 100% because of rounding. The breakdown represents the split of net exposure after specific provisions.

Nonsovereign equity exposure. The nonsovereign equity investment portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and
(ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which acquires equity stakes in investee companies. ADB’s nonsovereign equity investment portfolio increased by $144 million in 2023 from 2022 due to portfolio investments appreciation and disbursements exceeding proceeds from divestments during the year. Refer to Note H of OCR Financial Statements for additional information.

Nonsovereign concentrations. The three largest nonsovereign country exposures as of 31 December 2023 were India (15%), the People’s Republic of China (13%), and Thailand (12%). The exposure of the top three countries represented 40% of the portfolio as of 31 December 2023 (39% – 2022) (Figure 9). There is a passive breach of the country and financial sector limits applicable to Sri Lanka due to a prior sovereign downgrade. ADB’s nonsovereign exposure to Sri Lanka is not significant, amounting to $24 million as of 31 December 2023. All other country exposures are within applicable ADB exposure limits.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Figure 9: Nonsovereign Country Exposure[a] as of 31 December 2023 and 2022 ($ billion, unless otherwise stated)

2023
India
1.4, 15%
People's Republic
of China
1.2, 13%
Thailand
1.1, 12%
Indonesia
0.8, 9%
Viet Nam
0.5, 6%
Georgia
0.3, 4%
Others
3.9, 42%
2022
India
1.5, 15%
People's
Republic of
China
1.2, 12%
Thailand
1.1, 11%
Indonesia
0.9, 9%
Viet Nam
0.7, 7%
Bangladesh,
0.4, 5%
Others
4.0, 41%

[a] The sum of disbursed and outstanding loan balances and other debt securities, present value of guaranteed obligations and fair values of equities. Percentages may not total 100% because of rounding.

ADB employs the Global Industry Classification Standard for its nonsovereign exposures. Under this standard, utilities represent the largest nonsovereign sector exposures (Figure 10). ADB maintains higher exposures to this sector because of its importance to economic development. In addition, the high level of exposure to the utilities sector is deemed acceptable from a risk perspective because of the lack of correlation between the utilities sector in one country and another. The utilities sector is also fragmented into seven major sub-industries. To mitigate sector concentration risk, ADB conducts additional monitoring and reporting on this sector and employs specialists in these areas.

Figure 10: Nonsovereign Sector Exposure as of 31 December 2023 and 2022 ($ billion, unless otherwise stated)

2023
Others
1.9, 20%
Utilities
3.1, 33%
Energy
0.3, 3%
Diversified
Financials
1.1, 12%
Banks
1.2, 13%
Insurance
1.7, 18%
2022
Others
1.8, 19%
Utilities
3.2, 33%
Transportation
0.4, 4%
Diversified
Financials
1.1, 11%
Banks
1.5, 15%
Insurance
1.8, 18%

Note: Percentages may not total 100% because of rounding.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Expected credit loss. ADB’s expected credit losses are measured over the remaining lifetime of loans and certain debt securities. Expected losses for off-balance sheet credit exposures are also measured for undisbursed loan and held-to-maturity debt securities, commitments and guarantees.

The expected credit losses as of 31 December 2023 for sovereign and nonsovereign operations (loans, guarantees, and held-to-maturity other debt securities) was $321 million and $474 million, respectively ($357 million and $487 million – 2022). The net change from 2022 was mainly because of updated lower probabilities of default, a lower nonsovereign exposure, more volatile macroeconomic environment, and the credit rating changes of some of ADB’s borrowers in 2023. Expected loss as a percentage of the total loan and guarantee portfolio in 2023 is at 0.2% for sovereign (0.3% – 2022) and 5.9% for nonsovereign (5.5% – 2022).

Credit risk in ADB’s treasury operations. Issuer default and counterparty default are credit risks that affect ADB’s liquidity portfolio. Issuer default is the risk that a bond issuer will default on its interest and/or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB generally transacts only with institutions rated by reputable international rating agencies and satisfy a minimum rating criteria. The liquidity portfolio is also invested in highly rated assets, with substantial allocation to money market instruments and government and government-related securities. In addition, ADB has established exposure limits for its bond investments, depository relationships, and other investments.

ADB has established counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, have executed an International Swaps and Derivatives Association (ISDA) Master Agreement, and have signed a Credit Support Annex (CSA). Under the CSA, derivative positions are marked to market daily, and the resulting exposures are generally collateralized by cash or eligible government securities. ADB sets exposure limits for individual swap counterparties and monitors these limits against current and potential future exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations.

As of 31 December 2023, ADB’s treasury portfolio comprises fixed income securities, high credit quality cash deposits and derivative instruments with a weighted average credit rating of AA, and with 98% of the portfolio rated A– or better. Figure 11 provides the breakdown of treasury portfolio by type and counterparty credit risk rating.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Figure 11: Breakdown of Treasury Credit Exposure as of 31 December 2023 ($ billion, unless otherwise stated)

By Type
Derivatives
0.0, 0%
Cash Deposits
12.0, 24%
Fixed income
37.3, 76%

By Counterparty Credit Rating
BBB- to BBB+
1.0, 2%
Below BBB- or NR
0.1, 0%
AAA
11.7, 24%
A- to A+
17.5, 36%
AA- to AA+
19.0, 38%

Notes: 0.0 = amount less than $0.05 billion. 0% = percentage less than 0.5%.

As of 31 December 2023 and 2022, no fixed-income instruments, derivatives, or other treasury exposures were past due or impaired.

Fixed income. Sovereign and sovereign-guaranteed securities, and those issued by government-related enterprises (including supranationals and excluding mortgage-backed securities) represent 72% of ADB’s fixed income assets. The remainder is in corporate bonds that are subject to a minimum rating requirement of A–, asset-backed securities (ABS) that are subject to a minimum rating requirement of AAA, and US agency mortgage-backed securities (Agency MBS) that are subject to a minimum rating requirement of AA+ (Figure 12). ADB will continue to monitor market developments closely and adjust its risk exposure accordingly.
Figure 12: Fixed Income Portfolio by Asset Class as of 31 December 2023 and 2022 ($ billion, unless otherwise stated)

2023

ABS and Agency MBS, 1.6, 4%
Government Guaranteed 3.5, 10%
Government 16.4, 44%
Government-Sponsored Enterprises 6.8, 18%
Corporates 9.0, 24%

2022

ABS and Agency MBS, 1.6, 5%
Government Guaranteed 5.1, 15%
Government 16.5, 48%
Government-Sponsored Enterprises 6.9, 20%
Corporates 4.3, 12%

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Cash deposits. Credit risk from investment deposits is considered low. ADB invests with depository institutions that satisfy a minimum long-term average credit rating requirement. ADB maintains a watch list of institutions that it perceives as potentially riskier than its credit rating represents based on an internal credit risk assessment including probability of default metrics. The size of the investment deposit is limited by the counterparty’s tier one common equity and external credit rating.

Derivatives. All eligible swap counterparties satisfy a minimum credit rating requirement. Current exposure to counterparties rated below AA– is generally fully collateralized, while the uncollateralized exposure to those rated AA– and above are subject to specified thresholds. At the end of 2023, swap counterparty marked-to-market exposures were generally fully collateralized. Uncollateralized exposures to several banks were in line with established thresholds and minimum transfer amounts; banks that had collateral shortfalls were issued margin calls.

Country exposure. At the end of 2023, treasury credit risk exposure was allocated across 33 countries with the largest five exposures presented in Figure 13.

Figure 13: Treasury Country Exposure as of 31 December 2023 and 2022 ($ billion, unless otherwise stated)

2.	Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces two forms of market risk: (i) interest rate risk; and (ii) foreign exchange risk.

Interest rate. Interest rate risk in the operations portfolio is hedged on the basis that borrowers’ interest and principal payments are matched to ADB’s borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates, whereas ADB’s margins remain largely constant.

ADB is primarily exposed to interest rate risk through the liquidity portfolio. ADB monitors and manages interest rate risks in the liquidity portfolio by employing various quantitative methods.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

ADB uses duration, interest rate value-at-risk (VaR) and expected shortfall (ES) to measure interest rate risk in the liquidity portfolio. Duration measures the sensitivity of the portfolio’s value to a parallel change in interest rates. Interest rate VaR provides an estimate of the portfolio’s potential loss at a certain confidence level within a defined timeframe. Expected shortfall is a measure of the magnitude and changes to the treasury portfolio’s tail risk over time and supplements the interest rate VaR. ADB reports VaR and ES with a 95% confidence level at a 1-year time horizon. Duration, VaR, and ES are ADB’s primary monitoring tools for interest rate risk across the liquidity portfolio.

Foreign exchange. ADB minimizes exposure to exchange rate risk in its operations by matching where possible the currencies of its assets with the currencies of its liabilities. Borrowed funds or funds to be invested may only be converted into other currencies provided that they are fully hedged through cross currency swaps or forward exchange rate agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported US dollar because of currency translation adjustments.

Value-at-risk and expected shortfall. The interest rate 1-year VaR of the total OCR decreased from 1.56% of ADB’s equity on 31 December 2022 to 1.30% on 31 December 2023. This means a 5.0% probability exists that the portfolio will lose more than $687 million due to interest rate moves over the next year. The decrease of the interest rate 1-year VaR was attributed to lower duration in 2023 compared to the previous year, and lower interest rate volatility. The expected shortfall that measures the possible tail risk was reported at 1.61% of ADB’s equity on 31 December 2023.

Duration. Interest rate sensitivity of total OCR, as reflected in its weighted portfolio duration, decreased from 1.15 years as of the end of 2022 to 1.05 years as of the end of 2023.

Stress testing. ADB measures how sensitive the total OCR is to parallel shifts in interest rates. If interest rates were to rise 2%, the total OCR would be expected to lose 2.1% of net asset value (NAV) ($1,036 million). ADB also uses historical and hypothetical scenario analysis to assess how the total OCR would respond to significant changes in asset values. Because of the high quality of ADB’s investments, scenario analysis suggests the impact to the liquidity portfolio from historical stress scenarios is generally limited. ADB monitors VaR, ES, and duration, and performs stress testing to manage market risk in the liquidity portfolio. The major currencies of the ELP bear the majority of ADB’s market risk including the US dollar, yen, euro, and pound sterling, and represented 86% of the ELP NAV.

3.	Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains core liquidity to safeguard against a liquidity shortfall in case its access to the capital markets is temporarily denied. The overriding objective of the liquidity policy is to enable ADB to obtain the most cost-efficient funding under both normal and stressed situations and manage liquidity optimally to achieve its development mission. The prudential minimum liquidity is set at 12-month liquidity coverage and it is 100% of ADB’s one-year net cash requirement. This represents the minimum amount of eligible liquidity necessary for ADB to continue operations even if access to capital markets is temporarily denied. Maintaining the prudential minimum liquidity level is designed to enable ADB to cover net cash requirements for 12 months without borrowing. The liquidity levels and cash requirements are monitored periodically in accordance with ADB’s liquidity policy. Refer to Prudential Minimum Liquidity section under E. Liquidity Management for additional information.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

4.	Operational Risk

ADB defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. ADB manages its operational risks based on a framework endorsed by the Risk Committee and approved by the President. The framework enables ADB to implement an approach that focuses on identifying, assessing, and managing operational risks. Risks with an elevatedresidual exposure are managed by implementing mitigation actions or controls, by transferring them (e.g., insurance, for mitigating low-frequency high-severity operational risks), or by making conscious decision to accept a risk if mitigations are not possible under a cost-benefit perspective.

Key components of ADB’s operational risk management approach include: (i) employing the Operational Risk Self Assessment in its key business areas; (ii) defining quantitative and qualitative risk appetite statements for selected operational risk domains; (iii) collecting data provided by risk metrics and events (e.g., incidents) for monitoring and to enable active risk management ; and (iv) promoting risk awareness through the issuance of a monthly operational risk e-Newsletter and presentations to internal and external stakeholders on the application of the methodologies. Within ADB, risk management and other independent control functions work together to embed a strong operational risk management culture and framework.

ADB regularly reports and performs analysis on its most relevant operational risks. They are rated in terms of likelihood of their occurrence and the impact to the organization. Processes and internal controls related to the most relevant risks are continuously strengthened and monitored to reduce the likelihood and impact of these operational risks.

5.	Capital Adequacy

ADB’s capital adequacy framework (CAF) aims to ensure that large risk events will not lead to a downgrade of ADB’s AAA rating or to an erosion of investor confidence. The framework is designed to protect the risk-bearing capacity of ADB without relying on callable capital, and to maintain ADB’s ability to lend even during crises.

ADB reviews its CAF every three years to ensure it is benchmarked against best practices and aligned with the evolution of ADB’s operations. In September 2023, the Board of Directors approved the proposed enhancements to three aspects of the CAF: risk appetite, risk measurement and financial planning. The enhancements to the CAF are significant given the challenges faced both in Asia and the Pacific and globally, including climate change, pandemic impacts, and others.

Under the CAF, ADB holds capital to protect against eight material risk types: credit risk in the operations portfolio, equity investment risk, interest rate risk, treasury credit risk, operational risk, pension risk, currency risk, and countercyclical lending buffer. ADB uses a capital utilization ratio (CUR) as the key metric in measuring capital adequacy. The CUR is the ratio of the total economic capital used (numerator) to usable equity (denominator). ADB plans its operations in consideration of its risk-bearing capacity, by ensuring that the capital utilization ratio does not exceed 90% in the base case. In addition, ADB is managing its capital by risk transfers and exposure exchanges with peer MDBs. These mechanisms reduce concentration risk and lower capital utilization. As of 31 December 2023, ADB was adequately capitalized and reported CUR of 70.0% (83.9% – 31 December 2022).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

6.	Asset and Liability Management

ADB has an asset and liability management policy framework that guides all financial policies related to asset and liability management including liquidity, investments, and equity management. The objectives of the asset and liability management are to safeguard ADB’s net worth and capital adequacy, promote steady growth in ADB’s risk-bearing capacity, and define financial policies to undertake acceptable financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to borrowers, along with the most reasonable lending terms, while safeguarding ADB’s financial strength. ADB’s asset and liability management aims to safeguard net worth from foreign exchange rate risks, protect net interest margin from fluctuations in interest rates, and provide sufficient liquidity to meet the needs of ADB operations.

G.	Internal Control over Financial Reporting

ADB assessed the effectiveness of its internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission for its 2023 financial statements. ADB applied a risk-based evaluation framework for the assertion of the effectiveness of internal control over financial reporting for OCR and Special Funds, except for the ADB Institute (ADBI). The scope included a review of business processes for financial reporting and the IT general controls. ADB staff across several departments and offices were responsible for: (i) identifying and testing key controls, and (ii) assessing and evaluating the design and operating effectiveness of the key controls.

The financial reporting processes and controls continue to operate under a hybrid work set-up. ADB systems are accessible remotely in the hybrid environment allowing transactions to be processed, reviewed, and approved through the relevant systems supported by IT controls necessary to prepare the financial statements.

The effectiveness of ADB’s Internal control over financial reporting has been audited by its external auditor, as stated in their respective reports, which expressed an unmodified opinion on the effectiveness of ADB’s internal control over financial reporting for OCR and Special Funds (except for ADBI) as of 31 December 2023.

H.	Critical Accounting Policies and Estimates

Significant accounting policies are disclosed in Note B of the OCR financial statements. The preparation of the financial statements requires estimates, judgments and assumptions on certain transactions. These estimates, which are based on judgment and available information, are considered critical because they have material impact, or have the potential to have a material impact on the reported balances in the financial statements. ADB believes that the estimates, judgments and assumptions made are reasonable based on historical experience, current trends and available information at the time they were made. Actual results may differ and could have a material impact on the financial statements.

Fair value of financial instruments. Under statutory reporting, ADB carries selected financial instruments and derivatives, as defined by ASC Topics 815 and 825, on a fair value basis. ADB follows a fair value hierarchy that gives highest priority to quoted prices in active markets for identical assets and liabilities (Level1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). These are discussed in Note B of OCR’s financial statements. Financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating market data.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

The pricing models used to determine the fair value are generally based on discounted cash flow models. For level 3 equity investments at fair value, pricing models include discounted cash flows, net asset value, and comparable valuations incorporating inputs such as equity multiples. ADB reviews the pricing models to assess whether the assumptions are appropriate and produce results that reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities.

Changes in the pricing models used and selection of inputs for the valuation of level 3 financial instruments may involve some judgement and could significantly impact the fair value of the financial instruments in the balance sheet and the unrealized gains or losses in the statement of income and expenses. ADB believes that the estimates of fair values are reasonable.

Allowance and liability for credit losses. ADB adopts the CECL model in measuring the allowance for credit losses. CECL mainly focuses on the credit loss model for financial assets measured at amortized cost, which are represented by loans and held-to-maturity other debt securities for ADB. CECL also requires measuring credit losses for off-balance sheet commitments such as undisbursed loan and held-to-maturity other debt securities commitments and guarantees, in which ADB is exposed to credit risk. ADB records a liability for credit losses on off-balance sheet exposures for the undisbursed commitments. The provision for credit losses is based on expected losses over the remaining lifetime of loans, guarantees, and held-to-maturity other debt securities. The measurement of allowance and liability for credit losses includes significant judgments based on relevant information about past events, current conditions, and reasonable and supportable forecasts. For further details, refer to Current expected credit loss under Loans section and to Note B of OCR Financial Statements.

In determining the allowance and liability for credit losses, ADB considers various factors including default rates, credit ratings and macroeconomic forecasts. Changes in assumptions and forecasts could significantly affect the allowance and liability for credit losses. ADB believes that the assumptions used in making the estimates are reasonable and the allowance and liability for credit losses are adequate.

Pension and other postretirement benefits. ADB provides staff pension and postretirement medical benefits for all eligible staff members that have not reached the normal retirement age. Net periodic benefit costs are allocated between OCR and the Asian Development Fund (ADF) based on the agreed cost-sharing methodology. The underlying actuarial assumptions used to determine the benefit obligations and funded status associated with these plans are based on market interest rates, past experience, and Management’s best estimate of future benefit changes and economic conditions. In deriving the pension and postretirement benefit obligations and funded status, ADB considers the discount rate as the most significant input. Change in this assumption could significantly affect the benefit obligations and funded status at the end of reporting period. For further details, refer to Note Q of OCR Financial Statements.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

III.      SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A.	Asian Development Fund

The ADF is ADB’s largest Special Fund and main source of grant resources for supporting ADB’s poorest and most vulnerable DMCs. Established in 1974, the ADF initially provided loans on concessional terms to ADB’s lower income DMCs. ADF grants were introduced in 2005 to reduce debt burdens in ADB’s poorest DMCs. Beginning in 2017 and following the merger of ADF lending with OCR, ADF is now focused exclusively on grants, while concessional lending is provided through the concessional OCR window. ADF resources mainly come from contributions from donor partners, mobilized through periodic replenishments, and allocations from the net income of OCR. The ADF has been replenished 12 times and received contributions from 36 donor regional and nonregional partners. The 13th replenishment for the ADF 14 cycle that covers 2025–2028 is ongoing and is expected to conclude in May 2024.

ADF 13 Replenishment. In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the ADF (ADF 13) and the seventh regularized replenishment of the TASF. The $4.1 billion replenishment provides grant financing to eligible recipients from 2021 to 2024.12 The ADF 13 became effective on 8 June 2021. As of 31 December 2023, ADB received all instruments of contributions from 32 donors totaling $2,361 million including qualified contributions amounting to $317 million. Donors agreed to allocate $517 million to TASF out of the total replenishment.13

Contributed resources. During 2023, $357 million of donor contributions (excluding TASF portion) was made available for operational commitments. Contributions not yet available for operational commitments comprise: (i) unpaid contributions; (ii) contributions received but are withheld due to pro-rata exercise; (iii) contributions received in advance; and (iv) unamortized discounts on accelerated notes encashment.

Liquidity management. ADF manages its liquidity assets under two tranches to enable the optimal use of financial resources. The main objective of the first tranche is to ensure adequate liquidity is available to meet expected cash requirements. The second tranche comprises the prudential minimum liquidity the ADF should hold to meet unexpected demands and liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Commitment authority. The commitment authority available for future commitments comprises the resources available to the ADF for its future activities in the form of grants. These resources are derived principally from donor contributions, and internal resources. The balance of the commitment authority available for commitment as of 31 December 2023 was $1,204 million ($770 million – 2022) equivalent (Table 22).

12 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.
13 US dollar equivalent based on exchange rates in Board of Governors’ Resolution No. 408.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Table 22: Asian Development Fund Commitment Authority 31 December 2023
($ million)
Item	Amount
Carryover of ADF 12 Commitment Authority	281
Other sources from ADF 12[a]	337
ADF 13 contributions	1,148
ADF 12 contributions[b]	99
ADF IX contributions[c]	1
Grant savings and cancellations	632
Income from liquidity investment	160
OCR net income transfer	877
Resources available for regular ADF	3,535
ADF 13 Commitments[d]	(2,056)
Administrative expenses[e]	(276)
ADF Commitment Authority Available for Future Commitments	1,204
Notes: Numbers may not sum precisely because of rounding. Numbers are valued at exchange rates as of 31 December 2023.
[a]	Resources earmarked for ADF 13 includes the ADF 12 set-asides for Disaster Response Facility and reserves for changes in debt distress (ADB. 2020. Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila)
[b]	Represents payments from Indonesia and the United States.
[c]	Payment from the United States including the corresponding prorated amounts released by Germany and Türkiye.
[d]	Includes commitment under the Private Sector Window.
[e]	Represents ADF's share in the administrative expenses for 2021, 2022 and 2023.

In May 2023, the Board of Governors approved the transfer of $292 million to the ADF as part of OCR’s 2022 net income allocation ($292 million – 2022). In addition, $632 million from grant savings and cancellations were included in the commitment authority. This resulted from Management’s continued assessment of opportunities to free committed resources through cancellations of unused grant balances.

During 2023, deposited installments under ADF 13 amounted to $445 million, ADF 13 encashment totaled $419 million, and about $121 million was transferred to the TASF.14

Investments for liquidity purpose. The ADF investment portfolio totaled $4,458 million at the end of 2023 compared to $4,285 million at the end of 2022.15 As of 31 December 2023, about 6% of the portfolio was invested in time deposits (3% – 2022) and 94% in fixed-income securities (97% – 2022). The rate of return on ADF investments, excluding unrealized gains and losses, was 2.7% (1.9% – 2022).

Operations. During the year ended 31 December 2023, 31 grants totaling $770 million were committed16 (35 grants totaling $932 million – 2022) while 30 grants (30 – 2022) became effective resulting in a total Grants expense of $142 million ($827 million – 2022), net of $555 million ($18 million – 2022) undisbursed grants that were reversed as reduction in grant expenses.

Sovereign cofinancing for ADF grants. In 2023, a total of $94 million in sovereign loan and grant cofinancing was committed for 11 ADF-financed projects totaling $160 million.

14 ADF 13 encashment included encashment of promissory notes and cash payments. US dollar equivalent based on exchange rates as of 31 December 2023.
15 Includes securities purchased under resale arrangements.
16 Includes three grants amounting to $12 million under the private sector window.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

B.	Technical Assistance Special Fund

The TASF is an important source of financing for ADB’s TA activities. The TASF supports project preparation, policy advice, capacity development, and research and development in ADB developing member countries. The funds resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources. The TASF provides a stable and predictable funding source and acts as a catalyst for mobilizing funding from other TA sources.

TASF Seventh Regularized Replenishment. In November 2020, as part of the ADF 13 replenishment, the donors agreed to allocate $517 million of the total replenishment size as the seventh regularized replenishment of TASF. The replenishment will cover TA financing for 2021 to 2024.

Contributed resources. As of 31 December 2023, $461 million donor contributions allocated to TASF under ADF 12 has been fully received. Total of $348 million of donor contributions have been received out of the $517 million set-aside for TASF under ADF 13.

At the end of 2023, cumulative TASF resources (Table 23) totaled $4,071 million, of which $3,858 million was committed, leaving an uncommitted balance of $213 million ($285 million – 2022).

Table 23: Technical Assistance Special Fund Cumulative Resources as of 31 December 2023 and 2022
($ million)

Item	2023	2022
Regularized Replenishment Contributions	2,128	2,090
Allocations from OCR Net Income	1,609	1,519
Direct Voluntary Contributions	91	91
Income from Investment and Other Sources	246	262
Transfers from the TASF to the ADF	(3)	(3)
Total	4,071	3,958
( ) = negative, ADF = Asian Development Fund, OCR = ordinary capital resources, TASF = Technical Assistance Special Fund. Note: Numbers may not sum precisely because of rounding.

In May 2023, the Board of Governors approved the transfer of $90 million to the TASF as part of OCR’s 2022 net income allocation ($90 million – 2022).

Operations. For the year ended 31 December 2023, net TA expenses amounted to $235 million ($218 million – 2022), comprising $235 million for 156 TA projects and 122 supplementary TA ($218 million for 165 TA projects and 109 supplementary TA – 2022) made effective during the year, net of $16 million ($19 million – 2022) undisbursed amounts that were reversed as reduction in TA expenses. The undisbursed TA, net of TA advances, amounted to $742 million as of 31 December 2023 ($700 million – 2022).

Investments for liquidity purpose. As of 31 December 2023, the total investment portfolio amounted to $744 million ($699 million – 2022). About 35% of the portfolio was invested in time deposits and 65% in fixed-income securities (23% in time deposits and 77% in fixed-income securities – 2022). Total revenue from investments for the year ended 31 December 2023 amounted to $39 million ($-20 million – 2022). The rate of return on TASF investments was 5.2% (-2.9% – 2022).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

C.	Japan Special Fund

The JSF was established in March 1988 when the Government of Japan and ADB entered into an agreement whereby the Government of Japan made an initial contribution of JPY 2.5 billion with ADB as the administrator. The purpose of JSF is to help ADB’s DMCs restructure their economies in light of changing global environment and to broaden their investment opportunities.

Contributed resources. As of 31 December 2023, the cumulative fund resources of JSF totaled $1,013 million, of which $901 million had been used, leaving an uncommitted balance of $112 million ($110 million – 2022).

Operations. During the year ended 31 December 2023, there were two TA projects totaling $4 million that became effective (two TA projects totaling $4 million – 2022). The balance of undisbursed TA as of 31 December 2023 amounted to $8 million ($4 million – 2022).

Investments for liquidity purpose. As of 31 December 2023, the total investment portfolio, which was in time deposits, amounted to $115 million ($109 million – 2022).

D.	Asian Development Bank Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI.

During 2023, committed contributions to ADBI totaled $13 million ($12 million – 2022). As of 31 December 2023, cumulative contributions committed to ADBI amounted to ¥36 billion, A$2 million, and $18 million (about $351 million equivalent). Of the total contributions received, $267 million had been utilized by the end of 2023 ($260 million – 2022) mainly for research and capacity-building activities, including: (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) financing associated administrative expenses. For the year ended 31 December 2023, total expenses of ADBI totaled $15 million ($13 million – 2022). The balance of net assets without donor restrictions (excluding property, furniture, and equipment and lease liability) available for future projects and programs was about $24 million ($26 million – 2022).

Investments for liquidity purpose. As of 31 December 2023, the total investment portfolio, which was in time deposits, amounted to $11 million ($11 million – 31 December 2022).

E.	Regional Cooperation and Integration Fund

Established in February 2007 as a special fund under the Regional Cooperation and Integration Financing Partnership Facility, the RCIF aims to enhance regional cooperation and integration in Asia and the Pacific by financing TA projects that support greater and higher quality connectivity between economies, expand global and regional trade and investment opportunities, and increase and diversify regional public goods.

Contributed resources. As of 31 December 2023, cumulative RCIF resources totaled $106 million, of which $105 million had been used, leaving an uncommitted balance of $1 million ($4 million – 2022).

Operations. During the year ended 31 December 2023, three TA projects and two supplementary TA totaling to $4 million (nine TA projects and 14 supplementary TA totaling $10 million – 2022) that became effective, and undisbursed amounts of $0.5 million ($1 million – 2022) were reversed as reduction in TA expense. The balance of undisbursed TAs, net of TA advances as of 31 December 2023 amounted to $21 million ($30 million – 2022).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Investments for liquidity purpose. As of 31 December 2023, the total investment portfolio, which was in time deposits, amounted to $20 million ($31 million – 2022).

F.	Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in DMCs to effectively address the causes and consequences of climate change. CCF supports investments on (i) adaptation; (ii) clean energy; and (iii) reducing emissions from deforestation and forest degradation (REDD+) and land use management by providing resources through TA, grant components of investment projects, and direct charges.

Contributed resources. As of 31 December 2023, cumulative CCF resources totaled $104 million, of which $89 million had been used, leaving an uncommitted balance of $15 million ($15 million – 2022).

Operations. During the year ended 31 December 2023, one TA project and three supplementary TA totaling $2 million (seven TA projects and one supplementary TA totaling $5 million – 2022) became effective, and $0.4 million undisbursed amounts were reversed as a reduction in TA expense ($1 million – 2022). The balance of undisbursed grants and TA, net of advances as of 31 December 2023 amounted to $17 million ($21 million – 2022).

Investments for liquidity purpose. As of 31 December 2023, the total investment portfolio, which was in time deposits, amounted to $30 million ($34 million – 2022).

G.	Asia Pacific Disaster Response Fund

The APDRF was established in April 2009 to provide timely incremental grant resources to DMCs affected by disasters triggered by natural hazards. Quick-disbursing grants of up to $3 million are available to DMCs affected by a major disaster, and augment humanitarian aid provided by other development partners.

In September 2021, a second window under the APDRF was established to finance experts to provide speedy post-disaster technical support for the preparation of post-disaster needs assessments, recovery plans, and post-disaster projects, including emergency assistance loan. The second window will not finance any technical support needs arising during post-disaster project implementation and will not be available should the fund’s balance fall below $6 million.

In May 2020, the Government of Japan (GoJ) contributed $75 million―valid for 2 years―to APDRF which was earmarked for ADB’s response to the COVID-19 pandemic. In July 2023, the GoJ requested ADB to transfer the unused balance of its contribution to the Japan Fund for Prosperous and Resilient Asia and the Pacific (JFPR). ADB will facilitate the requested fund transfer to JFPR.

Contributed resources. As of 31 December 2023, cumulative fund resources totaled $184 million, of which $137 million had been used, leaving an uncommitted balance of $47 million ($49 million – 2022). The net assets without donor restrictions as of 31 December 2023 amounted to $20 million ($21 million – 2022).

Operations. For the year ended 31 December 2023, three grants totaling $5 million (four grants totaling $7 million – 2022) were committed. During the year, three grants totaling $5 million (four grants totaling $7 million – 2022) became effective, and $23 thousand undisbursed amounts were reversed as a reduction in grant expenses ($0.2 million – 2022). The balance of undisbursed grants, net of grant advances as of 31 December 2023 amounted to $0.7 million ($12 thousand – 2022).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Investments for liquidity purpose. As of 31 December 2023, the total investment portfolio, which was in time deposits, amounted to $38 million ($34 million – 2022).

H.	Financial Sector Development Partnership Special Fund

The FSDPSF was established in January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. With the approval of the Finance Sector Directional Guide in November 2022, the FSDPSF will support the six areas of operational focus: (i) enhancing support to emerging areas such as SDG-aligned financing, including green and blue financing; (ii) promoting long-term finance and quality infrastructure; (iii) leveraging digital technology to deliver financial services for financial inclusion; (iv) expanding financing to MSMEs and women; (v) establishing frameworks for disaster and epidemic risk financing; and (vi) strengthening the finance sector foundation.

Contributed resources. As of 31 December 2023, cumulative fund resources totaled $31 million, of which $26 million had been used, leaving an uncommitted balance of $5 million ($5 million – 2022).

In 2023, the Government of Luxembourg committed contribution equivalent to $2 million ($3 million – 2022).

Operations. During the year ended 31 December 2023, there were three TA projects and six supplementary TA totaling $3 million that became effective (five TA projects and five supplementary TA totaling $2 million – 2022), and $0.3 million undisbursed amounts were reversed as a reduction in TA expense ($0.7 million – 2022). The balance of undisbursed TA as of 31 December 2023 amounted to $8 million ($7 million – 2022).

Investments for liquidity purpose. As of 31 December 2023, the total investment portfolio, which was in time deposits, amounted to $8 million ($6 million – 2022).

IV. TRUST FUNDS AND COFINANCING UNDER ADMINISTRATION

Trust funds and project-specific loans and grants are key instruments to mobilize and channel financial resources from external sources to finance TA and components of investment projects. They play an important role in complementing ADB’s own resources. Multilateral, bilateral, public and private sector partners have cumulatively contributed about $11,337 million in grants and loans to ADB operations. In 2023, ADB fully-administered sovereign cofinancing commitments amounted to $333 million, composed of $233.7 million for 21 investment projects and $99.6 million for 76 TA projects. Nonsovereign cofinancing commitments that are ADB-administered amounted to $839 million for 30 projects and 3 TAs, consisting of $261 million official cofinancing, $301 million B-loans, and $277 million risk transfers. By the end of 2023, ADB was administering 48 trust funds, comprising 27 stand-alone trust funds, and 21 trust funds established under financing partnership facilities. Additional contributions from external partners amounted to $846 million in 2023, comprising $657 million in new contributions and replenishments to existing trust funds and $189 million in additional allocation from global funding initiatives. Additional allocations from global funding initiatives comprised of $120 million from the Green Climate Fund, $25 million from the Global Environment Facility, $19 million from the Climate Investment Funds, $10 million from the Global Agriculture and Food Security Program, $3 million from the Women Entrepreneurs Finance Initiative, and $12 million from the Pandemic Prevention, Preparedness and Response Trust Fund or Pandemic Fund, a new global fund accessed by ADB which provides a dedicated stream of additional, long-term funding for critical pandemic prevention and response actions through investments and technical support.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Table 24 shows the commitments and replenishments provided by financing partners to existing trust funds in 2023.

Table 24: Schedule of Commitments and Replenishments from Financing Partners to Trust Funds during 2023
($ million)

Financing partner	Trust fund	Amount
United Kingdom	Community Resilience Partnership Program Trust Fund, Ocean Resilience and Coastal Adaptation Trust Fund, United Kingdom-ASEAN Catalytic Green Finance Facility Trust Fund, Urban Resilience Trust Fund	269.5
Republic of Korea	Republic of Korea e-Asia and Knowledge Partnership Fund, Nonsovereign Revolving Trust Fund	100.0
Japan	Domestic Resource Mobilization Trust Fund, Japan Fund for Prosperous and Resilient Asia and the Pacific, Japan Fund for the Joint Crediting Mechanism, Japan Scholarship Program, Leading Asia's Private Infrastructure Fund	88.1
European Union	European Union-ASEAN Catalytic Green Finance Facility Trust Fund	58.5
Global Energy Alliance for People and Planet LLC	GEAPP Energy Access and Transition Trust Fund	35.0
Sweden	Clean Energy Fund, Climate Action Catalyst Fund	28.4
New Zealand	Energy Transition Mechanism Partnership Trust Fund	25.0
Netherlands	Water Resilience Trust Fund	20.0
Nordic Development Fund	Ocean Resilience and Coastal Adaptation Trust Fund	9.3
Bill & Melinda Gates Foundation	Sanitation Financing Partnership Trust Fund	8.0
Germany	Clean Energy Fund	7.6
Spain	Water Innovation Trust Fund[a]	4.4
United States	Nonsovereign Revolving Trust Fund	3.0
Australia	ASEAN Australia Smart Cities Trust Fund	0.6
TOTAL		657.4
a.Originally the Multi-donor Trust Fund, the name change took effect in September 2023.

Japan Fund for Prosperous and Resilient Asia and the Pacific. The Government of Japan established the original JFPR in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that add value to projects financed by ADB. In 2010, the JFPR expanded its scope of grant assistance to provide TA grants to support capacity building efforts in DMCs. In September 2021, ADB Board of Directors approved the enhanced and renamed JFPR to help ADB’s DMCs achieve resilient recovery from the crisis, by enhancing preparedness for the next crisis and building a sustainable society and the foundation for a prosperous future while bolstering vulnerable groups through the established priority areas. At the end of 2023, the JFPR received $1.05 billion in cumulative contributions from the Government of Japan including the $75 million COVID-19 Window which was created in 2020 to help DMCs strengthen their capacity to contain the spread of the COVID-19 pandemic. Total project commitments since 2000 amounted to $1.1 billion for 223 grant projects and 332 TA projects, of which $43 million was committed under the COVID-19 window.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Table 25: Schedule of Cumulative Contributions from External Sources Administered by Asian Development Bank as of 31 December 2023
($ million)
Item	Amount	Item	Amount
Bilateral Partners		Multilateral Partners
Australia	1,097.5	ADB Ventures Investment Fund 1	13.0
Austria	26.6	ADB Ventures Investment Fund 2	4.0
Belgium	5.4	Asian Infrastructure Investment Bank	74.0
Canada	419.4	Association of Southeast Asian Nations	0.6
People's Republic of China	90.0	Cities Alliance	0.5
Denmark	32.3	Clean Technology Fund	877.6
European Community	540.4	Commonwealth Secretariat	0.0
Finland	67.8	GEF/Least Developed Countries Fund	40.3
France	45.3	GEF/Special Climate Change Fund	11.8
Germany	163.5	Global Agriculture and Food Security Program	86.9
India	0.9	Global Environment Facility	295.9
Ireland	18.1	Global Partnership for Education Fund	16.5
Italy	2.2	Global Road Safety Facility	0.5
Japan	2,633.8	Global Road Safety Partnership	0.2
Korea, Republic of	275.1	Green Climate Fund	779.6
Luxembourg	8.3	International Federation of Red Cross and Red Crescent	1.5
Netherlands	427.9	Societies
New Zealand	104.8	International Fund for Agricultural Development	1.0
Norway	254.0	Islamic Financial Services Board	0.5
Portugal	0.6	Nordic Development Fund	72.7
Singapore	1.6	Pandemic Prevention, Preparedness and Response Trust Fund	11.2
Spain	50.6	Partnership for Market Readiness	0.3
Sweden	265.0	Public Private Infrastructure Advisory Facility	1.3
Switzerland	71.5	Strategic Climate Fund	452.8
Taipei,China	1.5	Trust Fund for Forest	13.2
United Kingdom	1,347.0	United Nations Development Programme	0.4
United States	478.4	Other	0.8
Sub-Total	8,429.5	Sub-Total	2,757.1

		Private Partners
		Bill and Melinda Gates Foundation	28.1
		Bloomberg Family Foundation Inc.	12.50
		Credit Suisse	0.1
		Education Above All Foundation	37.1
		ENECO Energy Trade B.V.	1.3
		Global Energy Allicance for People and Planet LLC	35.0
		Goldman Sachs Charitable Gift Fund	12.5
		Hewlett Foundation	0.3
		JPMorgan Chase Foundation	1.4
		Korea Energy Agency	0.4
		Korean Energy Management Corporation	0.2
		Korea Venture Investment Corp.	10.0
		POSCO	1.8
		The OPEC Fund for International Development	3.5
		The Rockefeller Foundation	5.0
		Other	1.2
		Sub-Total	150.3
		Grand Total	11,337.0

Notes: 0.0 = Amount less than $0.05 million. Numbers may not sum precisely because of rounding. Excludes capital contributions to Credit Guarantee and Investment Facility (CGIF).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

Appendix

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING (Non-GAAP measure) BALANCE SHEETS
As of 31 December 2023 and 2022
($ million)

		2023		2022
Item	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	998	–	998	2,256
Investments for liquidity purpose	47,250	–	47,250	45,294
Securities transferred under repurchase agreements	–	–	–	987
Securities purchased under resale arrangements	643	–	643	98
Loans outstanding — operations	150,986	–	150,986	144,325
Equity investments — operations	1,583	(292)	1,291	1,221
Other debt securities — operations	519	–	519	622
Derivative Assets
Borrowings	53,838	1,239	55,077	53,049
Investments for liquidity purpose	22,943	(475)	22,468	24,813
Loans — operations	19,502	(433)	19,069	17,485
Accrued interest receivable	1,795	–	1,795	1,336
Other assets	1,354	26	1,380	905
TOTAL	301,411	65	301,476	292,391
Borrowings and accrued interest	143,265	6,317	149,582	141,307
Derivative Liabilities
Borrowings	62,933	(5,259)	57,674	56,504
Investments for liquidity purpose	21,448	(302)	21,146	24,111
Loans — operations	17,105	426	17,531	15,841
Payable under securities repurchase
agreements	–	–	–	988
Payable for swap related and other collateral	393	–	393	148
Accounts payable and other liabilities	973	–	973	772
Total Liabilities	246,117	1,182	247,299	239,671
Paid-in capital	7,113	26	7,139	7,081
Net notional maintenance of value receivable	(1,532)	–	(1,532)	(1,483)
Ordinary reserve	46,535	2	46,537	45,820
Special reserve	531	–	531	503
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	975	(975)	–	–
Unallocated net income[b]	910	513	1,423	1,099
Accumulated other comprehensive loss	(303)	(683)	(986)	(1,365)
Total Equity	55,294	(1,117)	54,177	52,720
TOTAL	301,411	65	301,476	292,391
– = nil, ( ) = negative.
a Unrealized gains or losses from fair value adjustments associated with certain financial instruments, share of unrealized gain or loss from equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

b After appropriation of guarantee fees to the Special Reserve.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2023

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Financial Statements

ORDINARY CAPITAL RESOURCES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2023.

Masatsugu Asakawa President

Roberta Casali Vice-President (Finance and Risk Management)

Helen Hall Controller

12 March 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank ("ADB") as of December 31, 2023, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying balance sheets of Asian Development Bank ("ADB") - Ordinary Capital Resources as of December 31, 2023 and 2022, and the related statements of income and expenses, comprehensive income, changes in equity and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2024 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No. T0BLL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor's Responsibilities for the Audit of Internal Control over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects - and to issue an auditor's report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank ("ADB") — Ordinary Capital Resources, which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income and expenses, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB — Ordinary Capital Resources as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB's internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2024 expressed an unmodified opinion on ADB's internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Ordinary Capital Resources and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte & Touche LLP (Unique Entity No. T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Ordinary Capital Resources' ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Ordinary Capital Resources' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Report on Supplemental Schedules

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of summary statement of loans - operations and summary statement of borrowings as of December 31, 2023 and 2022, and statement of subscriptions to capital stock and voting power as of December 31, 2023, are presented for the purpose of additional analysis and are not a required part of the financial statements. These schedules are the responsibility of ADB's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements.

Such schedules have been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2024

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
BALANCE SHEET
31 December 2023 and 2022
Expressed in Millions of US Dollars
ASSETS
	2023		2022
DUE FROM BANKS (Notes C and R)		$998		$2,256

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes D, J, O, and R)
Government or government-related obligations	$31,252		$34,090
Time deposits	5,449		5,388
Other securities	10,549	47,250	5,816	45,294

SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS (Notes D, E, and R)		–		987

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes D and R)		643		98

LOANS OUTSTANDING — OPERATIONS
(OCR-6, Notes A, F, J, R, T, and U) (Including net unamortized loan origination costs of $229 – 2023 and $210 – 2022)
Sovereign
Regular	113,034		106,943
Concessional	32,546		31,646
	145,580		138,589
Nonsovereign	6,058		6,471
	151,638		145,060
Less—allowance for credit losses	652	150,986	735	144,325

EQUITY INVESTMENTS — OPERATIONS
(Notes A, H, R, T, and U)		1,583		1,438

OTHER DEBT SECURITIES — OPERATIONS (Notes I, R, and U)	523		627
Less—allowance for credit losses	4	519	5	622

ACCRUED INTEREST RECEIVABLE
Investments for liquidity purpose	225		170
Loans — Operations	1,561		1,156
Other debt securities — Operations	9	1,795	10	1,336

DERIVATIVE ASSETS (Notes J, L, and R)
Borrowings	53,838		50,070
Investments for liquidity purpose	22,943		25,323
Loans — Operations	19,502	96,283	18,043	93,436

OTHER ASSETS
Property, furniture, and equipment (Note K)	269		254
Swap related and other collateral (Notes J and R)	393		148
Miscellaneous (Notes D, G, P, and R)	692	1,354	464	866

TOTAL		$301,411		$290,658
The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-1

LIABILITIES AND EQUITY

	2023			2022

BORROWINGS (OCR-7, Notes J, L, and R)			$143,265			$131,571

DERIVATIVE LIABILITIES (Notes J, L, and R)
Borrowings		$62,933			$63,564
Investments for liquidity purpose		21,448			24,212
Loans — Operations		17,105	101,486		15,189	102,965

PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes E and R)			–			988

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Swap related and other collateral (Notes J and R)		393			148
Accrued pension and postretirement medical benefit costs (Note Q)		276			168
Liability for credit losses on off-balance sheet exposures (Notes F, G, and I)		139			104
Miscellaneous (Notes D, G, K, P, and R)		558	1,366		500	920

TOTAL LIABILITIES			246,117			236,444

EQUITY (OCR-4)
Capital stock (OCR-8, Note M)
Authorized and subscribed (SDR106,391)		142,741			141,589
Less—“callable” shares subscribed (SDR101,060)		135,588			134,494
“Paid-in” shares subscribed (SDR5,331)		7,153			7,095
Less—discount		14			14
		7,139			7,081
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital		(26)	7,113		(39)	7,042

Net notional amounts required to maintain value of currency holdings (Note M)		(1,532)			(1,483)
Ordinary reserve (Note N)
From ADF assets transfer (Notes A and N)	$30,748			$30,748
From retained earnings	15,787	46,535		15,070	45,818
Special reserve (Note N)		531			503
Surplus (Note N)		1,065			1,065
Cumulative revaluation adjustments account (Note N)		975			(64)
Net income after appropriation (OCR-4, Note N)		910			2,138
Accumulated other comprehensive loss (Note N)		(303)	48,181		(805)	47,172

TOTAL EQUITY			55,294			54,214

TOTAL			$301,411			$290,658

OCR-2

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended 31 December 2023 and 2022
Expressed in Millions of US Dollars

	2023			2022
REVENUE
From loans — operations (Notes F, J, and O)
Sovereign – Regular	$6,358			$2,348
Sovereign – Concessional	673			667
Nonsovereign	494	$7,525		304	$3,319

From investments for liquidity purpose (Notes D, J, and O) Interest		2,312			1,095

From equity investments — operations (Note O)		62			27

From guarantees — operations (Note N)		28			31

From other debt securities — operations (Note O)		48			37

From other sources—net (Notes O and S)		64			56

Total			$10,039			$4,565

EXPENSES (Note O)
Borrowings and related expenses (Notes J and L)		(7,913)			(2,640)
Administrative expenses (Notes K, N, and Q)		(680)			(775)
Release of provision (Provision) for credit losses—net (Notes F, G, and I)		66			(7)
Other expenses		(24)			(19)

Total			(8,551)			(3,441)

NET REALIZED (LOSSES) GAINS (Note O)
From investments for liquidity purpose (Notes D, J, and N)		(39)			(54)
From equity investments — operations (Note N)		24			71
From other debt securities — operations		–			1
From borrowings (Note J)		0			1

Total			(15)			19

NET UNREALIZED (LOSSES) GAINS (Notes H, J, L, and O)			(535)			1,026

NET INCOME			$938			$2,169

Note: 0 = less than $0.5 million.
The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF COMPREHENSIVE INCOME
For the Years Ended 31 December 2023 and 2022
Expressed in Millions of US Dollars

	2023			2022
NET INCOME (OCR-2)			$938			$2,169
Other comprehensive income (loss) (Note N)
Unrealized holding gains (losses):
From investments for liquidity purpose	$658			$(1,809)
From equity investments — operations	(4)			(18)
From other debt securities — operations	(1)			(8)
From borrowings	48	$701		919	$(916)
Postretirement benefit liability adjustments		(173)			1,265
Currency translation adjustments		(25)	503		(520)	(171)

COMPREHENSIVE INCOME			$1,441			$1,998

The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-4

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CHANGES IN EQUITY
For the Years Ended 31 December 2023 and 2022
Expressed in Millions of US Dollars

	Capital Stock	Nonnegotiable, Noninterest- bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appro- priations	Accumulated Other Compre- hensive Loss	Total

Balance, 31 December 2021	$7,447	$(66)	$(1,565)	$45,040	$472	$1,065	$403	$693	$(634)	$52,855

Comprehensive income (loss) (OCR-3, Note N)								2,169	(171)	1,998
Appropriation of guarantee fees (Note N)					31			(31)		–
Encashment of demand obligations		22								22
Change in USD value	(366)	5	82							(279)
Allocation of prior year income (Note N)				778			(467)	(311)		–
Allocation of prior year income to Special Funds (Note N)								(382)		(382)

Balance, 31 December 2022	7,081	(39)	(1,483)	45,818	503	1,065	(64)	2,138	(805)	54,214

Comprehensive income (loss) (OCR-3, Note N)								938	503	1,441
Appropriation of guarantee fees (Note N)					28			(28)		–
Encashment of demand obligations		13								13
Change in USD value	58	1	(49)							10
Allocation of prior year income (Note N)				716			1,039	(1,755)		–
Allocation of prior year income to Special Funds (Note N)								(382)		(382)

Balance, 31 December 2023	$7,139	$(26)	$(1,532)	$46,535	$531	$1,065	$975	$910	$(303)	$55,294

USD = United States dollar.
Note: Numbers may not sum precisely because of rounding.
The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-5

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2023 and 2022
Expressed in Millions of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest and other charges received on loans — operations	$6,777	$2,220
Interest received on investments for liquidity purpose	1,855	873
Interest received from securities purchased under resale/ repurchase agreement	41	4
Interest and other charges received on other debt securities — operations	49	39
Dividends received on equity investments — operations	58	36
Interest and other financial expenses paid	(6,902)	(1,375)
Administrative expenses paid	(729)	(646)
Others—net	72	58
Net Cash Provided by Operating Activities	1,221	1,209

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	2,429	5,202
Maturities of investments for liquidity purpose	320,286	319,503
Purchases of investments for liquidity purpose	(324,312)	(330,700)
Receipts from securities purchased under resale arrangements	208,391	75,710
Payments for securities purchased under resale arrangements	(208,936)	(75,265)
Principal collected on loans — operations	10,400	9,035
Loans — operations disbursed	(16,548)	(18,425)
Derivatives—net	956	1,701
Change in other collateral	16	15
Property, furniture, and equipment acquired	(51)	(40)
Sales of equity investments — operations	77	88
Purchases of equity investments — operations	(142)	(197)
Maturities of other debt securities — operations	184	202
Purchases of other debt securities — operations	(81)	(62)
Net Cash Used in Investing Activities	(7,331)	(13,233)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings	55,210	50,135
Borrowings redeemed	(49,251)	(38,376)
Issuance expenses paid	(25)	(33)
Demand obligations of members encashed	13	22
Derivatives—net	(712)	(877)
Change in swap related collateral	232	(502)
Resources transferred to Special Funds	(382)	(382)
Net Cash Provided by Financing Activities	5,085	9,987
Effect of Exchange Rate Changes on Due from Banks	12	(50)
Net Decrease in Due from Banks	(1,013)	(2,087)

Cash at Beginning of Period
Due from Banks	2,256	3,848
Swap Related and Other Collateral	148	643
Total	$2,404	$4,491

Cash at End of Period
Due from Banks	998	2,256
Swap Related and Other Collateral	393	148
Total	$1,391	$2,404

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net Income (OCR-2)	$938	$2,169
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	(215)	(22)
(Release of provision) Provision for credit losses	(66)	7
Net realized losses (gains)	15	(19)
Gains on equity method investments	(49)	(15)
Net unrealized losses (gains)	535	(1,026)
Change in accrued revenue from loans — operations, investments for liquidity purpose, other debt securities — operations, and other swaps	(858)	(1,238)
Change in accrued interest on borrowings and swaps, and other expenses	1,031	61
Change in pension and postretirement benefit liability	(173)	1,264
Others—net	63	28
Net Cash Provided by Operating Activities	$1,221	$1,209

The accompanying Notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF LOANS — OPERATIONS
31 December 2023 and 2022
Expressed in Millions of US Dollars
		Undisbursed Committed Loans		Loans Approved		Percent
Borrowers/Guarantors	Loans Outstanding	Effective[1]	Not Yet Effective[2]	Not Yet Committed[3]	Total Loans	of Total Loans
Afghanistan	$534	$–	$–	$–	$534	0.26
Armenia	969	95	139	–	1,203	0.59
Azerbaijan	2,235	45	–	–	2,280	1.11
Bangladesh	15,330	5,115	642	170	21,257	10.36
Bhutan	484	122	5	–	611	0.30
Cambodia	2,346	1,062	100	10	3,518	1.71
China, People's Republic of	19,643	6,485	1,470	204	27,802	13.56
Cook Islands	106	0	–	–	106	0.05
Fiji	623	28	–	–	651	0.32
Georgia	2,633	649	–	–	3,282	1.60
India	25,033	6,752	1,443	1,390	34,618	16.88
Indonesia	13,627	2,122	1,457	40	17,246	8.41
Kazakhstan	2,025	251	–	372	2,648	1.29
Kiribati	20	–	–	–	20	0.01
Kyrgyz Republic	723	215	40	–	978	0.48
Lao People's Democratic Republic	997	153	45	65	1,260	0.61
Maldives	114	51	8	–	173	0.08
Marshall Islands	30	–	–	–	30	0.01
Micronesia, Federated States of	36	–	–	–	36	0.02
Mongolia	2,149	674	155	154	3,132	1.53
Myanmar	822	1,677	351	–	2,850	1.39
Nepal	2,995	1,904	100	160	5,159	2.52
Pakistan	15,421	3,392	1,150	–	19,963	9.73
Palau	147	22	–	–	169	0.08
Papua New Guinea	2,515	821	35	–	3,371	1.64
Philippines	15,028	4,480	1,716	38	21,262	10.37
Samoa	62	–	–	–	62	0.03
Solomon Islands	80	51	10	–	141	0.07
Sri Lanka	6,594	850	–	–	7,444	3.63
Tajikistan	274	3	–	–	277	0.14
Thailand	2,179	40	–	150	2,369	1.16
Timor-Leste	171	411	–	–	582	0.28
Tonga	22	0	–	3	25	0.01
Turkmenistan	538	24	–	–	562	0.27
Tuvalu	2	–	–	–	2	0.00
Uzbekistan	6,600	2,158	565	64	9,387	4.58
Vanuatu	55	1	–	–	56	0.03
Viet Nam	7,986	1,363	80	–	9,429	4.60
Regional	431	8	–	158	597	0.29
	151,579	41,024	9,511	2,978	205,092	100.00
Fair value adjustment on concessional loans	(170)	–	–	–	(170)
Allowance for credit losses	(652)	–	–	–	(652)
Unamortized loan origination cost—net	229	–	–	–	229
	(593)	–	–	–	(593)
TOTAL – 31 December 2023	$150,986	$41,024	$9,511	$2,978	$204,499

Note: 0 = less than $0.5 million.
[1]
Refer to the unwithdrawn portions of effective loans as of 31 December 2023 and 2022. Of the undisbursed balances, ADB has made irrevocable commitments to disburse regular and concessional sovereign amounts totaling $711 million ($848 million – 2022).

[2]	Refer to approved loans which loan agreements have been signed but conditions to effectiveness specified in loan regulations and loan agreements are not yet completed as of 31 December 2023 and 2022.

OCR-6

		Undisbursed Committed Loans		Loans Approved
	Loans Outstanding	Effective[1]	Not Yet Effective[2]	Not Yet Committed[3]	Total Loans

Sovereign Loans
Regular	$113,034	$28,705	$7,615	$1,988	$151,342
Concessional	32,546	10,946	1,896	313	45,701
Nonsovereign Loans	6,058	1,373	–	677	8,108
	151,638	41,024	9,511	2,978	205,151
Allowance for credit losses	(652)	–	–	–	(652)
TOTAL – 31 December 2023	$150,986	$41,024	$9,511	$2,978	$204,499
Sovereign Loans
Regular	$106,943	$29,712	$6,423	$678	$143,756
Concessional	31,646	9,251	2,129	79	43,105
Nonsovereign Loans	6,471	1,595	–	833	8,899
	145,060	40,558	8,552	1,590	195,760
Allowance for credit losses	(735)	–	–	–	(735)
TOTAL – 31 December 2022	$144,325	$40,558	$8,552	$1,590	$195,025

MATURITY OF LOANS OUTSTANDING AS OF 31 DECEMBER 2023[4]
Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2024	$11,929	2033	49,013
2025	11,531	2038	30,072
2026	11,065	2043	11,759
2027	11,181	2048	3,400
2028	11,104	over 2048	525
		Total	$151,579
SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING — OPERATIONS[4]
Currency	2023	2022	Currency	2023	2022
Australian dollar	$11	$12	Norwegian krone	22	26
Azerbaijan manat	12	–	Philippine peso	12	18
Baht	493	529	Pound sterling	57	57
Canadian dollar	29	31	Ringgit	1	2
Chinese yuan	471	561	Special drawing rights	20,120	21,280
Danish krone	7	7	Swedish krona	11	12
Euro	9,850	9,232	Swiss franc	30	29
Indian rupee	192	202	Togrog	16	4
Kazakhstan tenge	263	193	US dollar	113,503	106,827
Korean won	8	8	Uzbekistan Sum	26	29
Lari	232	129	Yen	6,134	5,766
New Zealand dollar	79	82	Total	$151,579	$145,036

[3]	Refer to loans approved which loan agreements have not been signed as of 31 December 2023 and 2022.
[4]	Excluding fair value adjustment on concessional loans, allowance for credit losses, and net unamortized loan origination cost.

The accompanying Notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF BORROWINGS
31 December 2023 and 2022
Expressed in Millions of US Dollars
	Borrowings		Swap Arrangements[2]
	Outstanding[1]		Net Payable (Receivable)		Net Currency Obligation
Currency	2023	2022	2023	2022	2023	2022

Armenian dram	$–	$7	$–	$–	$–	$7
Australian dollar	8,933	8,019	(9,075)	(8,014)	(142)	5
Azerbaijan manat	13	–	–	–	13	–
Brazilian real	172	104	(174)	(105)	(2)	(1)
Botswana pula	10	14	(10)	(14)	0	0
Canadian dollar	4,499	3,197	(4,553)	(3,216)	(54)	(19)
Chilean peso	57	30	(58)	(30)	(1)	0
Chinese yuan	2,036	2,283	(1,513)	(1,775)	523	508
Colombian peso	821	49	(825)	(50)	(4)	(1)
Egyptian pound	12	–	(12)	–	0	–
Euro	6,425	8,496	1,410	(1,692)	7,835	6,804
Georgian lari	245	130	–	–	245	130
Ghana cedi	8	16	(8)	(18)	0	(2)
Hong Kong dollar	2,333	1,432	(2,333)	(1,431)	0	1
Hungarian forint	203	96	(209)	(99)	(6)	(3)
Indian rupee	440	440	1	1	441	441
Indonesian rupiah	159	143	–	–	159	143
Japanese yen	465	641	234	(333)	699	308
Kazakhstan tenge	270	205	–	–	270	205
Mexican peso	112	219	(114)	(220)	(2)	(1)
Mongolian togrog	16	4	–	–	16	4
New Zealand dollar	4,768	4,961	(4,765)	(4,928)	3	33
Nigerian naira	7	–	(7)	–	0	–
Norwegian krone	592	761	(593)	(760)	(1)	1
Pakistan rupee	10	20	–	–	10	20
Peruvian sol	80	27	(80)	(27)	0	0
Philippine peso	–	192	–	–	–	192
Polish zloty	367	387	(367)	(384)	0	3
Pound sterling	11,501	10,258	(11,583)	(10,346)	(82)	(88)
Russian ruble	12	92	(12)	(89)	0	3
South African rand	425	545	(435)	(555)	(10)	(10)
Swedish krona	898	1,055	(915)	(1,063)	(17)	(8)
Swiss franc	767	547	(783)	(559)	(16)	(12)
Turkish lira	37	75	(46)	(58)	(9)	17
Ukraine hryvnia	42	67	(42)	(67)	0	0
United States dollar	96,530	87,059	45,962	49,326	142,492	136,385
Total	$143,265	$131,571	$9,095	$13,494	$152,360	$145,065

Notes: 0 = less than $0.5 million.
[1]	Includes accrued interest and commission. Reported at fair value except for unswapped borrowings which are reported at principal amount net of unamortized discount/premium.
[2]
Include currency and interest rate swaps. At 31 December 2023, the remaining maturity based on first call date of swap agreements ranged from less than one year to 27 years (less than one year to 28 years – 2022). Approximately 73.80% (71.67% – 2022) of the swap receivables and 73.79% (70.94% – 2022) of the payables are due within the next five years.

OCR-7

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING AS OF 31 DECEMBER 20233

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2024	$30,904	2033	$21,598
2025	25,217	2038	2,130
2026	26,604	2043	152
2027	18,775	over 2043	12
2028	17,873	Total	$143,265

INTEREST RATE SWAP ARRANGEMENTS AS OF 31 DECEMBER 2023

		Average Rate (%)
	Notional		Pay
	Amount	Receive	Floating[4]
Receive Fixed Swaps:
Australian dollar [5]	$35	2.64	(0.32)
Chinese yuan	507	2.97	1.95
Euro [6]	574	1.40	2.91
Indian rupee	101	6.06	6.74
United States dollar	93,000	2.32	5.36
United States dollar [7]	14	2.45	(0.31)
Receive Floating Swaps:[4]
Japanese yen	7	4.00	(0.33)
United States dollar	8,455	5.71	5.33
Total	$102,693

[3]	Bonds with put and call options were considered maturing on the first put or call date.
[4]	Represents average current floating rates, net of spread.
[5]	Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
[6]	Accreted pay leg notional amounts to $220 million equivalent.
[7]	Consists of dual currency swaps with interest receivable in US dollar and interest payable in Japanese yen.

The accompanying Notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
31 December 2023
Expressed in Millions of US Dollars
	SUBSCRIBED CAPITAL					VOTING POWER
	Number of	Percent	Par Value Of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL
Afghanistan	3,585	0.034	48.1	41.7	6.4	42,699	0.321
Armenia	31,671	0.298	424.9	403.6	21.3	70,785	0.532
Australia	614,220	5.773	8,240.8	7,828.7	412.1	653,334	4.913
Azerbaijan	47,208	0.444	633.4	601.6	31.7	86,322	0.649
Bangladesh	108,384	1.019	1,454.2	1,381.4	72.7	147,498	1.109
Bhutan	660	0.006	8.9	8.3	0.6	39,774	0.299
Brunei Darussalam	37,386	0.351	501.6	476.5	25.1	76,500	0.575
Cambodia	5,250	0.049	70.4	64.6	5.9	44,364	0.334
China, People’s Republic of	684,000	6.429	9,177.0	8,718.0	459.0	723,114	5.437
Cook Islands	282	0.003	3.8	3.6	0.2	39,396	0.296
Fiji	7,218	0.068	96.8	92.0	4.8	46,332	0.348
Georgia	36,243	0.341	486.3	461.9	24.4	75,357	0.567
Hong Kong, China	57,810	0.543	775.6	736.8	38.8	96,924	0.729
India	672,030	6.317	9,016.4	8,565.5	450.9	711,144	5.347
Indonesia	578,100	5.434	7,756.2	7,368.3	387.9	617,214	4.641
Japan	1,656,630	15.571	22,226.5	21,114.9	1,111.6	1,695,744	12.751
Kazakhstan	85,608	0.805	1,148.6	1,091.1	57.5	124,722	0.938
Kiribati	426	0.004	5.7	5.4	0.3	39,540	0.297
Korea, Republic of	534,738	5.026	7,174.4	6,815.6	358.8	573,852	4.315
Kyrgyz Republic	31,746	0.298	425.9	404.6	21.3	70,860	0.533
Lao People’s Democratic Republic	1,476	0.014	19.8	18.6	1.2	40,590	0.305
Malaysia	289,050	2.717	3,878.1	3,684.1	194.0	328,164	2.468
Maldives	426	0.004	5.7	5.4	0.3	39,540	0.297
Marshall Islands	282	0.003	3.8	3.6	0.2	39,396	0.296
Micronesia, Federated States of	426	0.004	5.7	5.4	0.3	39,540	0.297
Mongolia	1,596	0.015	21.4	20.3	1.1	40,710	0.306
Myanmar	57,810	0.543	775.6	736.8	38.8	96,924	0.729
Nauru	426	0.004	5.7	5.4	0.3	39,540	0.297
Nepal	15,606	0.147	209.4	198.9	10.5	54,720	0.411
New Zealand	163,020	1.532	2,187.2	2,077.8	109.4	202,134	1.520
Niue	150	0.001	2.0	1.9	0.1	39,264	0.295
Pakistan	231,240	2.174	3,102.5	2,947.3	155.2	270,354	2.033
Palau	342	0.003	4.6	4.4	0.2	39,456	0.297
Papua New Guinea	9,960	0.094	133.6	127.0	6.7	49,074	0.369
Philippines	252,912	2.377	3,393.2	3,223.6	169.7	292,026	2.196
Samoa	348	0.003	4.7	4.4	0.3	39,462	0.297
Singapore	36,120	0.340	484.6	460.4	24.2	75,234	0.566
Solomon Islands	708	0.007	9.5	9.0	0.5	39,822	0.299
Sri Lanka	61,560	0.579	825.9	784.6	41.3	100,674	0.757
Taipei,China	115,620	1.087	1,551.2	1,473.7	77.6	154,734	1.164
Tajikistan	30,402	0.286	407.9	387.4	20.4	69,516	0.523
Thailand	144,522	1.358	1,939.0	1,842.0	97.0	183,636	1.381
Timor-Leste	1,050	0.010	14.1	13.4	0.7	40,164	0.302
Tonga	426	0.004	5.7	5.4	0.3	39,540	0.297
Turkmenistan	26,874	0.253	360.6	342.5	18.1	65,988	0.496
Tuvalu	150	0.001	2.0	1.9	0.1	39,264	0.295
Uzbekistan	71,502	0.672	959.3	911.3	48.0	110,616	0.832
Vanuatu	708	0.007	9.5	9.0	0.5	39,822	0.299
Viet Nam	36,228	0.341	486.1	454.5	31.5	75,342	0.567
Total Regional (Forward)	6,744,135	63.390	$90,484.0	$85,944.6	$4,539.4	8,660,721	65.124

OCR-8
	SUBSCRIBED CAPITAL					VOTING POWER
	Number of	Percent	Par Value Of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
Total Regional (Forward)	6,744,135	63.390	$90,484.0	$85,944.6	$4,539.4	8,660,721	65.124
NONREGIONAL
Austria	36,120	0.340	484.6	460.4	24.2	75,234	0.566
Belgium	36,120	0.340	484.6	460.4	24.2	75,234	0.566
Canada	555,258	5.219	7,449.7	7,077.2	372.6	594,372	4.469
Denmark	36,120	0.340	484.6	460.4	24.2	75,234	0.566
Finland	36,120	0.340	484.6	460.4	24.2	75,234	0.566
France	247,068	2.322	3,314.8	3,149.1	165.8	286,182	2.152
Germany	459,204	4.316	6,161.0	5,852.9	308.1	498,318	3.747
Ireland	36,120	0.340	484.6	460.3	24.3	75,234	0.566
Italy	191,850	1.803	2,574.0	2,445.3	128.7	230,964	1.737
Luxembourg	36,120	0.340	484.6	460.3	24.3	75,234	0.566
Netherlands	108,882	1.023	1,460.8	1,387.8	73.1	147,996	1.113
Norway	36,120	0.340	484.6	460.4	24.2	75,234	0.566
Portugal	36,120	0.340	484.6	460.3	24.3	75,234	0.566
Spain	36,120	0.340	484.6	460.4	24.2	75,234	0.566
Sweden	36,120	0.340	484.6	460.4	24.2	75,234	0.566
Switzerland	61,950	0.582	831.2	789.6	41.6	101,064	0.760
Türkiye	36,120	0.340	484.6	460.4	24.2	75,234	0.566
United Kingdom	216,786	2.038	2,908.6	2,763.1	145.5	255,900	1.924
United States	1,656,630	15.571	22,226.5	21,114.9	1,111.6	1,695,744	12.751
Total Nonregional	3,894,948	36.610	52,257.3	49,643.8	2,613.5	4,638,114	34.876
TOTAL	10,639,083	100.000	$142,741.4	$135,588.5	$7,152.9	13,298,835	100.000
Note: Numbers may not sum precisely because of rounding.

[1]
The authorized capital stock of the ADB has a par value of $10,000 in terms of US dollars of the weight and fineness in effect on 31 January 1966. Pending ADB's selection of the appropriate successor to the 1966 dollar, the par value of each share is SDR 10,000 for financial reporting purposes. Exchange rate at 31 December 2023 was $1.34167. (Notes B and M)

The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-9

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS
31 December 2023 and 2022

NOTE A—NATURE OF OPERATIONS, TRANSFER OF ADF LOANS AND OTHER ASSETS TO OCR, AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (See Note S). Mobilizing financial resources, including cofinancing, is another integral part of ADB’s operational activities, where ADB, alone or jointly, administers on behalf of donor’s funds provided for specific uses.

ADB’s OCR operations comprise loans, equity investments, investment in other debt securities, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

Transfer of ADF Loans and Other Assets to OCR

On 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF) to OCR in accordance with the Board of Governors’ Resolution No. 372 authorizing the termination of ADF’s lending operations. From then on, concessional lending to lower-income countries continued from the OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as a one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves on 1 January 2017, following the adoption of the Board of Governors’ Resolution No. 387 dated 15 March 2017. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss of $31,029 million in ADF (See Note N).

The proportionate share of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. Under Board of Governors’ Resolution No. 372, the proportionate share of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB's repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets. The value of each donor’s paid-in contributions was fixed in US dollars based on the SDR value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets, as summarized in the following table.

					OCR-9
continued
Source of Funds in ADF	$ million	%	Source of Funds in ADF	$ million	%
Donor Contributions
Australia	$2,213	7.18	Malaysia	24	0.08
Austria	257	0.83	Nauru	0	0.00
Belgium	231	0.75	Netherlands	716	2.32
Brunei Darussalam	17	0.06	New Zealand	157	0.51
Canada	1,889	6.13	Norway	266	0.86
China, People's Republic of	84	0.27	Portugal	79	0.26
Denmark	242	0.79	Singapore	18	0.06
Finland	180	0.58	Spain	432	1.40
France	1,270	4.12	Sweden	436	1.42
Germany	1,679	5.45	Switzerland	359	1.17
Hong Kong, China	93	0.30	Taipei,China	90	0.29
India	24	0.08	Thailand	15	0.05
Indonesia	14	0.05	Türkiye	114	0.37
Ireland	79	0.26	United Kingdom	1,440	4.67
Italy	1,099	3.57	United States	4,060	13.18
Japan	11,197	36.34	Subtotal	29,309	95.13
Kazakhstan	4	0.01	OCR Net Income Transfers	1,439	4.67
Korea, Republic of	484	1.57	Set-Aside Resources	64	0.20
Luxembourg	47	0.15	Total	$30,812	100.00

0 = about $0.3 million, 0.00 = 0.001%.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount of outstanding loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB’s policy on lending limitations limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves and surplus exclusive of the special reserve. As of 31 December 2023, the total of such loans (including other debt securities), equity investments and related prudential buffers, and guarantees aggregated approximately 80.2% (77.9% – 2022) of the total subscribed capital, reserves, and surplus exclusive of the special reserve.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, exclusive of the special reserve. As of 31 December 2023, such equity investments represented approximately 3.3% (3.3% – 2022) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of OCR are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Functional Currencies and Reporting Currency

The functional currencies of OCR comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which ADB operates. The reporting currency is the United States (US) dollar, and the financial statements are reported in US dollars.

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continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than the US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, assets, liabilities, and capital are translated to US dollar using the applicable exchange rates. The translation adjustments, other than those relating to the non-functional currencies, are charged or credited to Accumulated translation adjustments and reported in EQUITY as part of Accumulated other comprehensive loss (Note N).

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter “in terms of US dollars of the weight and fineness in effect on 31 January 1966” (1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current US dollar (ADB’s unit of account) on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB’s selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in US dollars as determined by the IMF, with each share valued at SDR10,000.

As of 31 December 2023, the value of the SDR in terms of the US dollar was $1.341670 ($1.330840 – 2022) giving a value for each share of ADB’s capital equivalent to $13,416.70 ($13,308.40 – 2022).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, “Derivatives and Hedging.” ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB’s risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps are recorded on a net basis, while all other swaps, including cross currency and foreign exchange (FX) swaps, are recorded on a gross basis.

ADB classifies the cash flows related to nonhedging derivatives in the Statement of Cash Flows in accordance with the nature of the derivative instrument and how it is used in the context of ADB’s operations. Payment for and receipts from derivatives could either be Cash Flows for Investing Activities or Cash Flows from Financing Activities.

Investments for Liquidity Purpose

All investment securities and time deposits held by ADB are considered to be available for sale (AFS) and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive loss. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS From investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of sales using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported net of amortization of premiums and discounts.

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continued

Securities Transferred Under Repurchase Agreements and Securities Purchased Under Resale Arrangements

Transfer of financial assets are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received as collateral is recorded as a liability. ADB monitors the FV of securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans — Operations

ADB’s loans are made to or guaranteed by members, with the exception of nonsovereign loans. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB’s principle of cost pass-through pricing in regular sovereign loan, the funding cost margin is passed on to Flexible Loan Product (FLP) loan and London interbank offered rate (LIBOR)-based loan (LBL) borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status if the principal, interest, or other charges with respect to any such loans is overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due, at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loans are placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB. Accordingly, loans are reinstated to accrual status when all the principal, interest and other charges due on the loan have been collected. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB levies a commitment charge on the undisbursed balance of effective regular sovereign and nonsovereign loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income. Front-end fees have been eliminated for sovereign loans negotiated on or after 1 October 2007. However, for loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 0.25% or 0.10% of the committed loan amount depending on contingent disaster financing option, which are deferred and amortized over the life of the loans. Loans under Small Expenditure Financing Facility carries a front-end fee of 0.15% of the facility amount.

ADB charges front-end fees for nonsovereign loans, which are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs.

ADB offers loans to its concessional sovereign borrowers at fixed (1.0%, 1.5% or 2.0%) interest rates with repayment over periods ranging from 24 to 40 years. Concessional sovereign loans are not subject to commitment charges.

Allowance for Credit Losses

ADB records an allowance for credit losses over the remaining lifetime of financial assets measured at amortized cost (including loans and held-to-maturity [HTM] debt securities). In addition, a liability is recorded for off-balance sheet credit exposures for undisbursed loan commitments and financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD). When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

OCR-9

continued

The allowance for credit losses and liability for credit losses on off-balance sheet exposures such as guarantees and undisbursed commitments for loans, and HTM debt securities, are reviewed quarterly, and the amount necessary to adjust the allowance and liability for credit losses is reported as Provision (Release of provision) for credit losses in the Statement of Income and Expenses under EXPENSES. ADB elects not to record the allowance on accrued interest receivables as it reverses the accrued interest of the loans under non-accrual status in accordance with its non-accrual policy. Partial or full write-off of financial assets will be deducted from the allowance. Expected recoveries of amounts previously written-off or expected to be written-off are recognized as a negative allowance which does not exceed the aggregate of amounts previously written off and expected to be written off.

ADB uses risk transfer contracts between ADB and third parties such as insurance companies or banks, where the third parties agree to assume a portion of the credit risk in a loan, HTM debt security, or guarantee provided by ADB. A recovery asset related to the risk transfer contracts is recognized at the time of recording of expected credit losses for the loans, HTM debt securities, and guarantees. The recovery asset is reviewed quarterly, and the amount to adjust the recovery asset is reflected in Provision (Release of provision) for credit losses.

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold and is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. Portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to Provision for credit losses.

For certain financial assets, such as Due from Banks, Securities Purchased under Resale Arrangements, and Swap related and other collateral, no expected loss is determined based on the credit quality.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after 1 January 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by obligation to perform on guarantees. A front-end fee on guarantees received is deferred and amortized over the term of the guarantee contract. The unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet. ADB also records a liability for the expected credit losses over the contractual period in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposure on the Balance Sheet.

ADB entered into an exposure exchange agreement (EEA) with another multilateral development bank (MDB). The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty principal or interest for any period the covered exposure is in non-accrual. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). Under the EEA, (i) ADB provides a guarantee for the sovereign exposures received from the counterpart MDB (ADB as a seller of protection), and (ii) ADB will receive a guarantee for the sovereign exposures transferred to the counterpart MDB (ADB as a buyer of protection).

OCR-9

continued

Collateral

ADB requires collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. ADB records the cash in OTHER ASSETS with a corresponding obligation to return the cash in ACCOUNTS PAYABLE AND OTHER LIABILITIES. Collateral received in the form of liquid securities is disclosed in Note J and not recorded on OCR’s Balance Sheet.

Equity Investments — Operations

Investments in equity securities (except those accounted for under equity method) are reported at FV, with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES).

Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS from equity investments – operation and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

ADB applies the equity method of accounting to investments where it has the ability to exercise significant influence such as in limited liability partnerships and certain limited liability companies that maintain a specific ownership account for each investor in accordance with ASC 323-30, “Partnerships, Joint Ventures, and Limited Liability Entities” and direct equity investment that fall under the purview of ASC 323, “Investments— Equity Method and Joint Ventures.”

Variable Interest Entities

ADB complies with ASC 810, “Consolidation.” ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. An entity is subject to the ASC 810 VIE Subsections and is considered a VIE if it (i) lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) if holders of the equity investment at risk lack decision-making rights about the entity’s activities that most significantly impact the entity’s economic performance; or (iii) do not have the obligation to absorb the expected losses or the right to receive the residual returns of the entity proportionally to their voting rights. ASC 810 defines the primary beneficiary as the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive residual returns of the entity. As of 31 December 2023 and 2022, ADB did not identify any VIE where ADB was the primary beneficiary, requiring consolidation in OCR financial statements.

ADB’s variable interests can arise from equity investments, loans, guarantees, and other contractual agreements that change with the changes in the FV of the VIE’s net assets exclusive of variable interests. ADB is required to disclose information about its involvement in VIEs where ADB holds significant variable interest (See Note T).

Other Debt Securities — Operations

Investments in other debt securities may be classified as HTM or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS are reported at FV.

Interest income on other debt securities is recognized as earned and reported, net of amortization of applicable premiums and discounts. In cases where front-end fees are collected, the fees are deferred and amortized over the life of the security after offsetting deferred direct origination costs.

OCR-9

continued

Property, Furniture, and Equipment

Land is stated at cost and is not amortized. Buildings and improvements, and office furniture and equipment are stated at cost and depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.

Operating Leases

Right-of-use asset mainly pertains to lease of real properties such as offices, buildings and parking lots in field offices. ADB does not have any finance lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. Operating lease expenses are recognized on a straight-line basis.

ADB determines whether a contract contains a lease if the contract conveys the right to control the use of identified property, furniture or equipment for a period of time in exchange for a consideration. ADB has included renewal options in determining the lease term when it is reasonably certain that the renewal option will be exercised. ADB uses its incremental borrowing rate as the discount rate in determining the present value of future lease payments.

Borrowings

Borrowings provide funds for ADB’s operations. ADB diversifies its funding sources across markets, instruments, and maturities. In conjunction, ADB uses currency and interest rate swaps for asset and liability management.

ADB elected to record and report at FV all borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES). ADB measures the portion of the FV change related to ADB’s own credit spread and presents the amount separately in Accumulated other comprehensive loss.

Remaining borrowings continue to be reported at amortized cost. Discounts, premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Fair Value of Financial Instruments

ASC 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

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continued

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of the financial statements requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates. Judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (irrevocable commitments and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Accounting and Reporting Developments

In March 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2022-02, “Financial Instruments—Credit Losses (Topic 326)—Troubled Debt Restructuring and Vintage Disclosures”. The amendment eliminates the accounting guidance for loan modifications considered as troubled debt restructurings in Subtopic 310-40, Receivables—Troubled Debt Restructuring by Creditors, and requires an entity to determine whether a loan modification represents a new loan or a continuation of an existing loan under the guidance provided in Subtopic 310-20, Receivables— Nonrefundable Fees and Other Costs. The amendment also enhances existing disclosure requirements, introduces new requirements related to loan modifications for borrowers experiencing financial difficulty and requires disclosure of current-period gross write-offs by year of origination for financial receivables in the vintage disclosures. The update took effect for ADB on 1 January 2023. The adoption of this ASU did not have a material impact on OCR’s financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820)—Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The amendment clarifies what contractual sale restrictions of an equity security are inconsistent with the unit of account of the equity security, and, therefore, should not be considered in measuring the fair value. It also clarifies that an entity cannot, as a separate unit of account, recognize and measure certain contractual sale restrictions. The amendments also require certain disclosures for equity securities subject to contractual sales restrictions. The update is effective for ADB on 1 January 2024. The adoption of this ASU will not have a material impact on OCR’s financial statements.

In December 2022, the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848) —Deferral of the Sunset Date of Topic 848,” with immediate effectivity to extend the optional relief provided in Topic 848 for eligible contracts and transactions affected by reference rate reform from 31 December 2022 to 31 December 2024. ADB has adopted the provisions of Topic 848, and as provided by the Update, will continue monitoring and assessing contract modifications for the use of the optional expedients and exceptions provided as we continue to amend the remaining nonsovereign LBLs and LIBOR-based swaps. ADB does not expect the adoption of this Update to have a significant impact on the financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. This Update incorporates certain disclosures requirements referred to by the SEC in its final rule in August 2018 that overlap or are incremental to those in GAAP and introduces technical corrections and clarifications. The SEC intends to eliminate the related disclosure requirements from its existing regulations when the amendments in GAAP are issued to avoid duplication. The effective date of each amendment will be the date on which the SEC’s removal of that related disclosure from its regulations becomes effective, with early adoption prohibited. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

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continued

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This Update expands reportable segment disclosure requirements by primarily requiring public entities to disclose significant expenses for reportable segments in both interim and annual reporting periods. In addition, it now requires public entities with a single reportable segment to provide all segment disclosures under Topic 820. The amendments in this Update are effective for fiscal years beginning after 15 December 2023, and interim periods within fiscal years beginning after 15 December 2024. Early adoption is permitted. ADB is evaluating the disclosure requirements in the ASU and does not expect the adoption of this Update to have a material impact on the financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to (i) DUE FROM BANKS, which consist of current accounts in banks used for operational disbursements, receipt of funds from encashment of members’ promissory notes, and clearing accounts; (ii) swap related collateral, which are cash collateral received by ADB from swap counterparties to mitigate ADB’s credit exposure to these counterparties; and (iii) other collateral.

On the face of the cash flow statement, Swap related and other collateral are presented as a separate line item from DUE FROM BANKS as part of beginning and ending balances of total cash. The movements during the period in the swap related collateral account is classified as cash flow from financing activities and other collateral account is classified as cash flow from investing activities.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. As of 31 December 2023 and 2022, no member has restricted the use by ADB or by any recipient from ADB.

NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

ADB enters into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities.

ADB may engage in securities lending of government or government-related obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB’s obligation to counterparties. Included in investments as of 31 December 2023 were securities transferred under securities lending arrangements of government or government-related obligations and corporate obligations totaling $101 million ($118 million – 2022).

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 31 December 2023, there were $251 million unsettled sales and uncollected maturities ($70 million – 2022) included under OTHER ASSETS – Miscellaneous and $94 million unsettled purchases ($94 million – 2022) included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous.

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The currency composition of the investment portfolio as of 31 December 2023 and 2022 expressed in US dollars is as follows:

($ million)
Currency	2023	2022
US dollar	$23,769	$20,284
Yen	12,231	13,673
Won	3,471	5,404
Euro	2,400	1,010
Yuan	1,312	1,015
Australian dollar	1,139	789
Others	2,928	3,119
Total	$47,250	$45,294

The FV and amortized cost of the investments by contractual maturity at 31 December 2023 and 2022 are as follows:

($ million)
	2023		2022
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$14,959	$14,990	$17,542	$17,576
Due after one year through five years	29,623	30,438	24,184	25,273
Due after five years through ten years	1,736	1,864	2,724	3,140
Due after ten years through fifteen years	221	220	169	171
Due after fifteen years	711	794	675	771
Total	$47,250	$48,306	$45,294	$46,931

Additional information relating to investments for liquidity purpose in government or government-related obligations and other securities classified as AFS are as follows:

($ million)
	Amortized	Gross Unrealized
31 December 2023	Cost	Gains	Losses	Fair Value
Government or government-related obligations	$32,100	$44	$(892)	$31,252
Other securities
Corporate obligations	9,010	41	(148)	8,903
Asset/Mortgage-backed securities	1,748	5	(107)	1,646
Total	$42,858	$90	$(1,147)	$41,801

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($ million)
	Amortized	Gross Unrealized
31 December 2022	Cost	Gains	Losses	Fair Value
Government or government-related obligations	$35,337	$19	$(1,266)	$34,090
Other securities
Corporate obligations	4,491	1	(248)	4,244
Asset/Mortgage-backed securities	1,716	1	(145)	1,572
Total	$41,544	$21	$(1,659)	$39,906

For the year ended 31 December:	2023	2022
Change in net unrealized gains and losses from prior year	$581	$(1,714)
Proceeds from sales	2,429	5,202
Gross gain on sales	4	12
Gross loss on sales	(43)	(66)

The table below shows the gross unrealized losses and fair value of investments with unrealized losses aggregated by investment category and length of time that individual securities had unrealized loss position as of 31 December 2023 and 2022. There were 185 government or government-related obligations (97 – 2022), 794 corporate obligations (511 – 2022), and 172 asset-backed/mortgage-backed securities (89 – 2022) that have been in continuous losses for over one year representing 45.17% (31.66% – 2022) of the total investments.

($ million)
	One year or less		Over one year		Total
2023	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-related obligations	$8,893	$25	$17,733	$867	$26,626	$892
Other securities
Corporate obligations	2,433	12	2,603	136	5,036	148
Asset/Mortgage-backed
securities	208	1	1,005	106	1,213	107
Total	$11,534	$38	$21,341	$1,109	$32,875	$1,147

2022
Government or government-related obligations	$13,771	$601	$12,265	$665	$26,036	$1,266
Other securities
Corporate obligations	2,437	89	1,428	159	3,865	248
Asset/Mortgage-backed
securities	844	50	646	95	1,490	145
Total	$17,052	$740	$14,339	$919	$31,391	$1,659

As of 31 December 2023, ADB had the intent to hold and was not required to sell the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

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Fair Value Disclosure

The fair value of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 December 2023 and 2022 are as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2023
Investments for liquidity purpose
Government or government-related obligations	$31,252	$28,597	$2,655	$–
Time deposits	5,449	–	5,449	–
Other securities	10,549	7,311	3,238	–
Securities transferred under repurchase agreements	–	–	–	–
Securities purchased under resale arrangements	643	–	643	–
Total at fair value	$47,893	$35,908	$11,985	$–

2022
Investments for liquidity purpose
Government or government-related obligations	$34,090	$30,642	$3,448	$–
Time deposits	5,388	–	5,388	–
Other securities	5,816	4,174	1,642	–
Securities transferred under repurchase agreements	987	987	–	–
Securities purchased under resale arrangements	98	–	98	–
Total at fair value	$46,379	$35,803	$10,576	$–

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-related obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuations are obtained from independent valuation services, custodians, and asset managers, and are based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

NOTE E—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS

ADB has entered into Global Master Repurchase Agreements (GMRA) in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and include provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are investment grade government or government-related securities. ADB monitors periodically the FV of securities transferred against the amount of cash received under the agreement and the counterparty credit exposure against approved limits. ADB only deals with counterparties that meet the required credit rating and have signed a GMRA or its equivalent.

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As of 31 December 2023, there are no outstanding amount of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS. The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements as of 31 December 2022 are summarized below.

($ million)
	(a)	(b)		(c) = (a) – (b)
	Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet		Net amount
		Financial instruments	Collateral pledged
2022
Payable under securities repurchase agreement	$988	$987	$–	$1

The contractual maturity of payable under securities repurchase agreements as of 31 December 2022 are summarized below:

($ million)
	Remaining contractual maturity of the agreements
	1-30 Days	31-90 Days	> 90 Days	Total
2022
Payable under securities repurchase agreement
Government or government-related obligations	$327	$661	$–	$988

Gross amount of recognized liabilities for repurchase agreements disclosed above				988

Amounts related to agreements not included in offsetting disclosure				$–

NOTE F—LOANS — OPERATIONS

ADB offers sovereign and nonsovereign loans. Sovereign loans consist of regular loans and concessional loans.

ADB’s available loan products are the Flexible Loan Product (FLP) and the local currency loan (LCL) product. The FLP is the primary loan product for sovereign regular OCR and nonsovereign operations.

ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) currency conversion to an approved currency of all or any portion of the principal amount of the loan whether unwithdrawn or withdrawn and outstanding; (ii) an interest rate conversion of all or any portion of the principal amount of the loan withdrawn and outstanding; and (iii) establishment of an interest rate cap or an interest rate collar on a floating rate applicable to all or any portion of the principal amount of the loan withdrawn and outstanding.

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ADB offers LCLs to sovereign and nonsovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

In addition to the FLP loans and LCLs, ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cut-off; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

Summary statement of loans as of 31 December 2023 which include loans outstanding, undisbursed committed loans, and loans approved not yet committed are shown in OCR-6. The carrying amounts of loan outstanding by loan products as of 31 December 2023 and 2022 are as follows:

($ million)
2023	Sovereign Loans	Nonsovereign Loans	Total
Flexible loan product	$112,391	$4,570	$116,961
Local currency loans	194	1,526	1,720
Pool-based single currency loans (US$)	222	–	222
Concessional loans[a]	32,506	–	32,506
	145,313	6,096	151,409
Allowance for credit losses	(271)	(381)	(652)
Unamortized direct loan origination cost (front-end fee)—net	267	(38)	229
	(4)	(419)	(423)
Loans Outstanding	$145,309	$5,677	$150,986

2022
Flexible loan product	$106,282	$686	$106,968
LIBOR-based loans	–	4,279	4,279
Local currency loans	118	1,548	1,666
Pool-based single currency loans (US$)	324	–	324
Concessional loans[a]	31,613	–	31,613
	138,337	6,513	144,850
Allowance for credit losses	(309)	(426)	(735)
Unamortized direct loan origination cost (front-end fee)—net	252	(42)	210
	(57)	(468)	(525)
Loans Outstanding	$138,280	$6,045	$144,325

a Net of $170 million fair value adjustment ($186 million – 2022).

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continued

Prepayments

During 2023, ADB received prepayments for 21 loans (32 loans – 2022) amounting to $321 million ($714 million – 2022), of which $70 million ($40 million – 2022) was for regular sovereign loans, and $251 million was for nonsovereign loans ($674 million – 2022).

Past Due Loans

An analysis of the age of the recorded loans outstanding that are past due as of 31 December 2023 and 2022 is as follows:

($ million)
	Overdue Loan Service Payments
	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total
2023
Sovereign loans
Regular	$1	$–	$–	$1	$112,806	$112,807
Concessional	2	4	15	21	32,655	32,676
Subtotal	3	4	15	22	145,461	145,483
Nonsovereign loans	4	4	59	67	6,029	6,096
Total	$7	$8	$74	$89	$151,490	151,579
Fair value adjustment on concessional loans						(170)
Allowance for credit losses						(652)
Unamortized loan origination cost—net						229
Loans Outstanding						$150,986

2022
Sovereign loans
Regular	$0	$–	$–	$0	$106,724	$106,724
Concessional	2	3	7	12	31,787	31,799
Subtotal	2	3	7	12	138,511	138,523
Nonsovereign loans	15	7	57	79	6,434	6,513
Total	$17	$10	$64	$91	$144,945	145,036
Fair value adjustment on concessional loans						(186)
Allowance for credit losses						(735)
Unamortized loan origination cost—net						210
Loans Outstanding						$144,325

0 = less than $0.5 million.
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,561 million ($1,156 million – 2022).

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Loans in Non-Accrual Status

The following table provides a summary of financial information related to loans in non-accrual status:

($ million)
	2023	2022
As of 31 December:
Amortized cost basis of loans in non-accrual status[a]
Sovereign
Regular	$–	$–
Concessional	528	525
Nonsovereign	134	180
Total	$662	$705
Loans past due for more than 90 days not in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	–
Nonsovereign	–	1
Total	$–	$1

For the years ended 31 December:
Interest income recognized on payments received for loans in non-accrual status
Sovereign
Regular	$–	$–
Concessional	1	–
Nonsovereign	3	8
Total	$4	$8

a A loan loss provision has been recorded against each of the loans in non-accrual status.

Fair Value Adjustment on Concessional Loans

On 1 January 2017, concessional loans from ADF were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received. As of 31 December 2023, the unamortized balance of the FV adjustment on concessional loans was $170 million ($186 million – 2022).

Credit Quality Information

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by borrowers under the terms of the contract. ADB manages credit risk for lending operations by monitoring creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit quality in the portfolio.

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The amortized cost basis by origination year and internal risk rating for loans as of 31 December 2023 and 2022 is as follows:

($ million)
		31 December 2023
								Private
		Origination Year						sector
Risk Class	Risk Rating	2023	2022	2021	2020	2019	Prior	programs	Total
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$2,265	$3,204	$5,967	$12,157	$5,196	$44,894	$–	$73,683
Medium credit risk	6–8 (BB+ to BB–)	940	676	2,105	1,651	1,730	20,129	–	27,231
Significant credit risk	9–11 (B+ to B–)	572	1,516	963	2,607	1,632	12,283	–	19,573
High credit risk	12–14 (CCC+ to D)	981	2,112	1,768	2,069	2,568	15,595	–	25,093
Total Sovereign Loans		4,758	7,508	10,803	18,484	11,126	92,901	–	145,580

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	–	281	–	213	13	1,186	8	1,701
Medium credit risk	6–8 (BB+ to BB–)	169	396	296	292	221	805	36	2,215
Significant credit risk	9–11 (B+ to B–)	72	104	173	19	414	749	122	1,653
High credit risk	12–14 (CCC+ to D)	39	–	12	–	23	415	–	489
Total Nonsovereign Loans		280	781	481	524	671	3,155	166	6,058
Total		$5,038	$8,289	$11,284	$19,008	$11,797	$96,056	$166	$151,638

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,561 million.

($ million)
		31 December 2022
								Private
		Origination Year						sector
Risk Class	Risk Rating	2022	2021	2020	2019	2018	Prior	programs	Total
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$668	$5,328	$12,524	$4,145	$5,144	$42,483	$–	$70,292
Medium credit risk	6–8 (BB+ to BB–)	426	1,893	1,421	1,296	1,481	19,094	–	25,611
Significant credit risk	9–11 (B+ to B–)	1,220	752	2,680	1,581	1,966	10,871	–	19,070
High credit risk	12–14 (CCC+ to D)	2,051	1,492	1,790	2,546	839	14,898	–	23,616
Total Sovereign Loans		4,365	9,465	18,415	9,568	9,430	87,346	–	$138,589

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	152	47	190	23	–	1,216	–	1,628
Medium credit risk	6–8 (BB+ to BB–)	330	205	469	227	528	588	36	2,383
Significant credit risk	9–11 (B+ to B–)	41	216	24	466	474	407	146	1,774
High credit risk	12–14 (CCC+ to D)	3	20	–	24	90	549	–	686
Total Nonsovereign Loans		526	488	683	740	1,092	2,760	182	6,471
Total		$4,891	$9,953	$19,098	$10,308	$10,522	$90,106	$182	$145,060

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,156 million.

No loans were written off in 2023.

ADB’s private sector programs include the Trade and Supply Chain Finance and Microfinance programs. No private sector programs were converted to term loans for the year ended 31 December 2023. For the year ended 31 December 2022, one private sector programs guarantee amounting to $17 million was converted to term loan. The converted loan was fully repaid in 2022.

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ADB’s internal risk ratings are reviewed at least annually for sovereign and nonsovereign exposures and may be revised based on the availability of new/updated information. ADB’s internal risk ratings are mapped into the corresponding PD for sovereign and nonsovereign borrowers based on ADB’s risk rating model.

As of 31 December 2023, ADB’s loan and guarantee portfolios had a significant concentration of credit risk to Asia and the Pacific region. The credit exposure determined based on FV amounted to $153,665 million ($146,560 million – 2022).

Allowance for Credit Losses

The allowance for credit losses is estimated over the remaining contractual term (lifetime) of the loan and recorded at signing of the loan agreement. EAD for the outstanding principal balances over the remaining lifetime is estimated based on the contractual amortization schedule and projected prepayments considering historical experience. Estimating the lifetime expected loss is broken down into two periods: reasonable and supportable period which is based on reasonable forecasts of future credit quality; and the reversion and post-reversion period which is based on historical loss experience.

Credit quality and default probabilities are estimated to move in conjunction with the credit cycle as such, expected losses from default move in line with credit trends and current economic conditions. A reasonable and supportable period of three years is used, based on the availability of macroeconomic variables, while a reversion period of four years is used, based on the cyclical credit upturns and downturns of the economy.

Sovereign loans have credit risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB’s sovereign regular OCR loan operations have experienced no loss of principal. Sovereign borrowers that previously had delayed payments eventually repaid and returned their loans to accrual status. Nonsovereign loans have credit risk that a borrower will default on loan or guarantee obligations for which ADB does not have recourse to a sovereign entity. While the balance of nonsovereign loans is smaller than the sovereign loans, the credit risks could be larger.

In estimating the PD, ADB considered past events such as historical default frequencies as reported by multilateral development banks and international rating agencies, current risk rating, and reasonable and supportable forecasts of macroeconomic factors such as nominal GDP, per capita GDP, budget balance, international reserves, and others. Sovereign PD is based on sovereign borrowers’ historical default data to multilateral development banks. Sovereign LGD is calculated based on non-accrual data from the historical default experiences. Nonsovereign PD and LGD are published by leading international rating agencies. PDs for sovereign loans, and PDs and LGDs for nonsovereign loans are updated annually.

For sovereign LGD, ADB has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in its historical non-accrual events. Historically, the sovereign loans put under non-accrual status were eventually fully repaid and ADB has not written off any sovereign loans except for those under the Heavily Indebted Poor Countries Initiative (HIPC) launched by the IDA and IMF. However, ADB does not charge interest on overdue interest payments during the arrears period. Therefore, LGD for sovereign loans is calculated as the estimated time value of money loss from the expected delay in loan service payments.

When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

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Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on loans outstanding for the years ended 31 December 2023 and 2022, are as follows:

($ million)
	2023			2022
	Sovereign	Nonsovereign		Sovereign	Nonsovereign
	Loans	Loans	Total	Loans	Loans	Total
Beginning balance	$309	$426	$735	$222	$475	$697
(Release of provision) Provision	(38)	(45)	(83)	87	(49)	38
Ending balance	$271	$381	$652	$309	$426	$735

For the year ended 31 December 2023, one nonsovereign loan was modified and restructured through deferral of principal repayments, reduction of interest rates and waiver of other charges. This resulted to restructuring of the loan into a continuation of the existing term loan and optionally convertible debentures. For the year ended 31 December 2022, there were no loan modifications for borrowers facing financial difficulties.

Liability for Credit Losses

ADB recognizes expected credit losses for undisbursed loan commitments as these cannot be cancelled by ADB unconditionally. EAD for undisbursed commitments is estimated based on projected disbursements, prepayments, cancellations considering historical experience, and contractual amortization schedule. The credit losses are determined based on the same methodology that is used for loans. As of 31 December 2023, the amount of liability for credit losses on undisbursed loan commitments was $82 million ($65 million – 2022) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

ADB does not sell its sovereign loans. As of 31 December 2023 and 2022, all loans are carried at amortized cost.

The carrying amount and FV of loans outstanding at 31 December 2023 and 2022 are as follows:

($ million)
	2023		2022
	Carrying Value	Fair Value	Carrying Value	Fair Value
Sovereign – Regular	$112,938	$113,520	$106,827	$106,614
Sovereign – Concessional	32,371	32,371	31,453	31,453
Nonsovereign	5,677	5,728	6,045	6,022
Total	$150,986	$151,619	$144,325	$144,089

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continued

The FV hierarchy of ADB loans as of 31 December 2023 and 2022 is as follows:

($ million)
	2023	2022
Level 1	$–	$–
Level 2	–	–
Level 3	151,619	144,089
Total fair value	$151,619	$144,089

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB’s sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and/or loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded in OCR’s Balance Sheet.

Loans administered by ADB on behalf of participating institutions during the years ended 31 December 2023 and 2022 are as follows:

($ million)
	2023		2022
		No. of		No. of
	Amount	Loans	Amount	Loans
Sovereign loans	$4,552	65	$4,440	60
Nonsovereign loans	2,896	88	2,485	74
Total	$7,448	153	$6,925	134

NOTE G—GUARANTEES — OPERATIONS

ADB provides project guarantees and guarantees under its private sector programs. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB’s net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor’s agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB’s ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade-related products.

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The maximum potential exposure and outstanding amounts of these guarantee obligations as of 31 December 2023 and 2022 covered:

($ million)
	2023		2022
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Project
Sovereign
with counterguarantee	$33	$–	$22	$–
without counterguarantee[a]	4,012	3,889	3,073	2,930
	4,045	3,889	3,095	2,930
Nonsovereign
with counterguarantee	87	39	96	44
without counterguarantee	87	41	92	44
	174	80	188	88
Subtotal	4,219	3,969	3,283	3,018

Private Sector Programs
Nonsovereign
with counterguarantee	788	788	842	842
without counterguarantee	789	789	1,111	1,111
Subtotal	1,577	1,577	1,953	1,953

Total	$5,796	$5,546	$5,236	$4,971

a Including exposure exchange agreement amounting to $3,500 million ($2,500 million – 2022).

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed and outstanding as of the end of the year, exclusive of the standby portion.

As of 31 December 2023, there are no credit guarantee that has collateral from a counter-guarantor (one credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantor – 2022).1

ADB entered into an EEA with other MDBs which is recognized as financial guarantees in the financial statements. As of 31 December 2023, outstanding amount of guarantee provided under EEA amounted to $3.5 billion ($2.5 billion – 2022).

As of 31 December 2023, a total liability of $207 million ($167 million – 2022) relating to standby ready obligations for nine credit risk guarantees (eight – 2022) and one political risk guarantees (one – 2022) is reported in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet for all guarantees issued after 31 December 2002. Of this amount, $172 million ($130 million – 2022) pertains to EEA.

Credit Quality Information

For guarantees, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note F). The risk ratings are used to monitor the credit quality of guarantees.

1 ADB provides two primary guarantee products – a credit guarantee and a political risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides political risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

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Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the contractual lifetime of guarantees. The credit losses are estimated based on the same methodology that is used for loans (See Note F). The liability for credit losses on off-balance sheet exposures for guarantees is reviewed quarterly, and the amount to adjust the liability is recorded in the Statement of Income and Expenses as Provision for credit losses.

As of 31 December 2023, a liability of $54 million ($38 million – 2022) for the expected credit losses from guarantees have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

As of 31 December 2023 and 2022, all of ADB’s future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

Future guarantee receivables and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

The valuation technique and significant unobservable quantitative input for guarantee receivables/ guarantee liabilities classified as Level 3 as of 31 December 2023 and 2022 are summarized below:

	Unobservable	Range (Average)[a]
Valuation Technique	Inputs	2023	2022
Discounted cash flows	Discount rates	2.22% to 3.04% (2.38%)	2.22% to 4.43% (2.61%)

a Average represents the arithmetic average of the unobservable inputs.

The following table presents the changes in the carrying amounts of ADB’s Level 3 future guarantee receivable/liability for the years ended 31 December 2023 and 2022:

($ million)
	2023	2022
Balance, 1 January	$167	$92
Issuances	84	110
Amortization	(44)	(35)
Balance, 31 December	$207	$167
Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income.

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continued

NOTE H—EQUITY INVESTMENTS — OPERATIONS

ADB’s equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through private equity funds.

Breakdown of equity investments as of 31 December 2023 and 2022 are as follows:

($ million)
	2023	2022
Equity method	$1,165	$1,040
Fair value method	418	398
Total	$1,583	$1,438

Additional information relating to equity investments reported at FV as of 31 December 2023 and 2022 are as follows:

($ million)
	2023	2022
As of 31 December
Cost	$357	$390
Fair value	418	398
Gross unrealized gains	123	87
Gross unrealized losses	(62)	(79)

For the years ended 31 December:
Net unrealized gains (losses)	54	(3)
Net realized gains	24	71
Net gains	78	68

As of 31 December 2023, approved equity investments that have not been committed/signed amounted to $151 million ($110 million – 2022) and committed/signed equity investments that have not been disbursed amounted to $492 million at 31 December 2023 ($536 million – 2022).

Fair Value Disclosure

ADB’s equity investments reported at FV as of 31 December 2023 were $418 million ($398 million – 2022). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued using inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB’s equity investments at FV as of 31 December 2023 and 2022 is as follows:

($ million)
	2023	2022
Level 1	$62	$91
Level 2	116	113
Level 3	240	194
Total equity investments at fair value	$418	$398

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continued

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 31 December 2023 and 2022 are presented below.

Valuation Technique	Fair Value ($ million)	Unobservable Inputs	Range (Weighted Average)[a]
2023
Discounted cash flow	$22	Discount rate	15.20% – 18.70% (17.92%)
Comparable valuations	128	Price-to-book multiples EV/EBITDA	0.50x – 2.10x (1.00x) 5.80x – 17.10x (14.03x)
Net asset value	90	Discount	(40%)
	$240
2022
Discounted cash flow	$25	Discount rate	16.30% – 26.15% (19.33%)
		WACC	(15.90%)
Comparable valuations	82	Price-to-book multiples	0.50x – 0.90x (0.70x)
		EV/EBITDA	(5.80x)
Net asset value	53	Discount	(40%)
Other techniques	34
	$194
EV/EBITDA = enterprise value/earnings before interest, taxes, depreciation, and amortization. WACC = weighted average cost of capital.
a Unobservable inputs were weighted by the relative fair value of the instruments.

An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in price-to-book multiples, price-to-earnings multiples and EV/Revenue will generally increase (decrease) the FV of the equity investments. The valuation technique used for four Level 2 and two Level 3 equity investments was changed in 2023 (one Level 2 and three Level 3 – 2022) to reflect a more relevant FV measurement.

The following table presents the changes in the carrying amounts of ADB’s Level 3 equity investments for the years ended 31 December 2023 and 2022:

($ million)
	Equity investments under FV Method
	2023	2022
Balance, beginning of year	$194	$194
Transfer into Level 3	38	3
Disbursement	2	4
Divestment	(8)	(5)
Reclassified out of Level 3	(37)	(30)
Total unrealized gains (losses) Included in earnings[a]	50	34
Included in other comprehensive loss[b]	1	(6)
Balance, end of year	$240	$194
The amount of total gains for the year included in earnings
attributable to the change in unrealized gains or losses relating to assets still held at reporting date[a]	$50	$34
a Included in net unrealized gains (losses) (OCR-2).
b Included in accumulated translation adjustments (Note N).

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continued

NOTE I—OTHER DEBT SECURITIES — OPERATIONS

ADB’s financial assistance to DMCs may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. As of 31 December 2023 and 2022, AFS and HTM other debt securities are as follows:

($ million)

	2023	2022
Available for sale	$65	$40
Held-to-maturity	458	587
	523	627
Allowance for credit losses	(4)	(5)
Total	$519	$622

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 31 December 2023 and 2022 are presented below:

($ million)
	2023		2022
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$65	$83	$183	$204
Due after one year through five years	411	399	375	370
Due after five years through ten years	52	45	73	58
Total	$528	$527	$631	$632

Credit Quality Information

For HTM debt securities, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note F). The risk ratings are used to monitor the credit quality of HTM debt securities.

The amortized cost basis by origination year and internal risk rating for HTM debt securities as of 31 December 2023 and 2022 is as follows:

($ million)
		31 December 2023
		Origination Year
Risk Class	Risk Rating	2023	2022	2021	2020	2019	Prior	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$12	$–	$–	$–	$–	$12
Medium credit risk	6-8 (BB+ to BB–)	–	28	52	57	184	102	423
Significant credit risk	9-11 (B+ to B–)	7	7	–	–	9	–	23
High credit risk	12-14 (CCC+ to D)	–	–	–	–	–	–	–
Total		$7	$47	$52	$57	$193	$102	$458
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $9 million.

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continued

($ million)
		31 December 2022
		Origination Year
Risk Class	Risk Rating	2022	2021	2020	2019	2018	Prior	Total

Low credit risk	1-5 (AAA to BBB–)	$–	$–	$–	$–	$–	$–	$–
Medium credit risk	6-8 (BB+ to BB–)	–	60	76	215	229	–	580
Significant credit risk	9-11 (B+ to B–)	–	–	4	3	3	–	7
High credit risk	12-14 (CCC+ to D)	–	–	–	–	–	–	–
Total		$–	$60	$80	$218	$229	$–	$587

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $10 million.

Internal risk ratings of HTM debt securities are updated annually and may be revised based on the availability of new/updated information. Internal risk ratings are mapped into the corresponding probability of default for issuers of HTM debt securities based on ADB’s risk rating model.

Allowance for Credit Losses

Expected credit loss is measured as the product of the EAD, the PD, and the LGD. EAD for HTM debt securities are based on amortized costs. Recognition and measurement of expected credit loss for HTM debt securities follows the same assumptions, procedure and timing as expected credit loss for loans (See Note F).

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on outstanding other debt securities during the years ended 31 December 2023 and 2022 are as follows:

($ million)
	2023	2022
Balance, beginning of year	$5	$12
Release of provision	(1)	(7)
Balance, end of year	$4	$5

Past Due Status and Non-Accrual Status

ADB places HTM debt securities in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of securities that are not yet overdue by more than 180 days, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing HTM debt securities is included in revenue only to the extent that payments have been received by ADB.

As of 31 December 2023 and 2022, there are no HTM debt securities that are past due or in non-accrual status.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the undisbursed portion of HTM debt securities. The credit losses are estimated based on the same methodology that is used for loans (See Note F). The liability for credit losses on off-balance sheet exposures for HTM debt securities is reviewed quarterly, and the amount to adjust the liability is recorded in net income as Provision for credit losses.

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continued

As of 31 December 2023, the amount of liability for credit losses on undisbursed HTM debt securities commitments was $3 million ($1 million – 2022) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

The hierarchy of FV of ADB’s other debt securities as of 31 December 2023 and 2022 is as follows:

($ million)

	2023	2022
Level 1	$55	$39
Level 2	10	–
Level 3	462	593
Total at fair value	$527	$632

There is no AFS other debt security classified as Level 3 as of 31 December 2023 and 2022.

Additional information relating to other debt securities classified as AFS are as follows:

($ million)
As of 31 December	2023	2022
Amortized cost	$70	$44
Fair value	65	40
Gross unrealized gains	0	0
Gross unrealized losses	(5)	(4)
For the year ended 31 December
Change in net unrealized gains or losses from prior year	(1)	(8)

0 = less than $0.5 million.

NOTE J—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB’s interest rate swap, and currency swap agreements usually match the terms of particular borrowings. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency, FX swaps, and forward contracts that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 31 December 2023 amounted to $391 for derivative assets ($349 thousand – 2022) and $3 thousand for derivative liabilities ($411 thousand – 2022).

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continued

Fair Value Disclosure

The FV hierarchy of ADB’s derivatives and the balance sheet location as of 31 December 2023 and 2022 are as follows:

($ million)
	Balance Sheet	Fair Value Measurements
	Location	Total	Level 1	Level 2	Level 3
2023
Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$53,587	$–	$51,504	$2,083
Interest rate swaps		251	–	251	0
Investments related derivatives Currency swaps	Derivative Assets - Investments for	17,567	–	17,567	–
Interest rate swaps	liquidity purpose	294	–	294	–
Foreign exchange swaps		4,911	–	4,911	–
Foreign exchange forward		171	–	171	–
Loans related derivatives Currency swaps	Derivative Assets - Loans — Operations	19,209	–	19,209	–
Interest rate swaps		293	–	293	0
Total assets at fair value		$96,283	$–	$94,200	$2,083
Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$57,687	$–	57,687	$–
Interest rate swaps		5,246	–	5,245	1
Investments related derivatives Currency swaps	Derivative Liabilities - Investments for	16,017	–	16,017	–
Interest rate swaps	liquidity purpose	181	–	181	–
Foreign exchange swaps		5,082	–	5,082	–
Foreign exchange forward		168	–	168	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans — Operations	16,989	–	16,076	913
Interest rate swaps		116	–	116	0
Total liabilities at fair value		$101,486	$–	$100,572	$914
0 = less than $0.5 million.

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continued

($ million)
	Balance Sheet	Fair Value Measurements
	Location	Total	Level 1	Level 2	Level 3
2022 Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$49,933	$–	$47,477	$2,456
Interest rate swaps		137	–	137	–
Investments related derivatives	Derivative Assets
Currency swaps	- Investments for	17,091	–	17,091	–
Interest rate swaps	liquidity purpose	366	–	366	–
Foreign exchange swaps		7,717	–	7,717	–
Foreign exchange forward		149	–	149	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans — Operations	17,677	–	17,677	–
Interest rate swaps		366	–	366	–
Total assets at fair value		$93,436	$–	$90,980	$2,456
Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$56,790	$–	$56,790	$–
Interest rate swaps		6,774	–	6,773	1
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for	15,531	–	15,531	–
Interest rate swaps	liquidity purpose	247	–	247	–
Foreign exchange swaps		8,292	–	8,292	–
Foreign exchange forward		142	–	142	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans — Operations	15,045	–	13,920	1,125
Interest rate swaps		144	–	144	–
Total liabilities at fair value		$102,965	$–	$101,839	$1,126

ADB uses discounted cash flow models in determining FV of derivatives. Market inputs, such as yield curves, FX rates, cross currency basis spreads, yield basis spread, interest rates and FX volatilities and correlation are obtained from market data providers and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB’s derivative instruments classified as Level 3 as of 31 December 2023 and 2022 are presented below:

Valuation	Unobservable	Range (Weighted Average)[a]
Technique	Inputs	2023	2022
Discounted cash flows	Basis swap spreads	-11.11% to 11.34% (-1.4%)	-0.32% to 15.67% (0.64%)
a Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the FV of derivatives.

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continued

The following tables present the changes in the carrying amounts of ADB’s Level 3 derivative assets and derivative liabilities for the years ended 31 December 2023 and 2022:

($ million)
	Borrowings related derivatives		Loans related derivatives
	Assets	Liabilities	Assets	Liabilities
2023
Balance, beginning of year	$2,456	$(1)	$–	$(1,125)
Total realized/unrealized (losses) gains
Included in earnings[a]	176	(0)	0	(8)
Included in other comprehensive loss[b]	2	0	–	(3)
Issuances	310	–	–	(82)
Maturities/Redemptions	(861)	–	–	305
Balance, end of year	$2,083	$(1)	$0	$(913)
The amount of total gains (losses) for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$130	$(0)	$0	$(12)

2022
Balance, beginning of year	$2,912	$(0)	$–	$(1,261)
Total realized/unrealized (losses) gains
Included in earnings[a]	(141)	(1)	–	45
Included in other comprehensive loss[b]	(228)	0	–	76
Issuances	939	–	–	(152)
Maturities/Redemptions	(1,026)	–	–	167
Balance, end of year	$2,456	$(1)	$–	$(1,125)
The amount of total (losses) gains for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities stillheld at the reporting date	$(132)	$(1)	$–	$45

0 = less than $0.5 million.
a  Included in net unrealized (losses) gains (OCR-2).
b  Included in accumulated translation adjustments (Note N).

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continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)
	Location of Gain (Loss) recognized in	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives
	Income (Expenses) on Derivatives	2023	2022
Borrowings related derivatives
Currency swaps	Borrowing and related expenses	$(1,350)	$21
	Net Realized (Losses) Gains	(3)	(12)
	Net Unrealized (Losses) Gains	1,613	(3,386)
Interest rate swaps	Borrowing and related expenses	(2,986)	(285)
	Net Unrealized (Losses) Gains	2,018	(6,358)
		$(708)	$(10,020)
Investments related derivatives
Currency swaps	Revenue from investments for liquidity purpose	$753	$295
	Net Unrealized (Losses) Gains	(233)	129
Interest rate swaps	Revenue from investments for liquidity purpose	51	13
	Net Unrealized (Losses) Gains	(17)	116
Foreign exchange swaps	Revenue from investments for liquidity purpose	314	129
	Net Unrealized (Losses) Gains	0	(1)
Foreign exchange forwards	Net Unrealized (Losses) Gains	0	1
		$868	$682
Loans related derivatives
Currency swaps	Revenue from Loans ─ Operations	$710	$275
	Net Unrealized (Losses) Gains	(339)	432
Interest rate swaps	Revenue from Loans ─ Operations	33	29
	Net Unrealized (Losses) Gains	(62)	1
		$342	$737

0 = less than $0.5 million.

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines. ADB has a potential risk of loss if the derivative counterparty fails to perform its obligations. In order to reduce credit risk, ADB transacts with counterparties eligible under ADB’s swap guidelines which include a requirement that the counterparties have at least a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 31 December 2023, ADB had received collateral of $569 million ($304 million – 2022) in connection with the swap agreements. Of this amount, $362 million ($133 million – 2022) is included under swap related and other collateral in the balance sheet.

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continued

ADB has entered into several agreements with its derivative counterparties under the International Swaps and Derivatives Association (ISDA) Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the minimum credit rating level negotiated with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB’s counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). By end of 2022, the local market constraints in some of ADB’s derivative counterparties have been removed making all netting agreements enforceable.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting arrangements as of 31 December 2023 and 2022 are as follows: (See Note E for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS.)

($ million)
	2023		2022
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amount presented in the balance sheet	$96,283	$(101,486)	$93,436	$(102,964)
Gross amounts not offset in the balance sheet
Financial instruments	(95,958)	95,958	(93,292)	93,292
Collateral received[a]	(321)	–	(143)	–
Net amount[b]	$4	$(5,528)	$1	$(9,672)
a Includes cash and securities collateral used to cover positive marked-to-market exposures.
b ADB is not required to post collateral to counterparties when it is in a net liability position.

NOTE K—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset. Breakdown as of 31 December 2023 and 2022 is as follows:

($ million)
	2023	2022
Land	$10	$10
Buildings and improvements	122	122
Office furniture and equipment	86	72
Right-of-use asset	51	50
Total	$269	$254

Changes during 2023 and 2022, as well as information pertaining to accumulated depreciation, of buildings and improvements, office furniture and equipment are as follows:

OCR-9
continued

($ million)
	2023		2022
	Buildings and Improvements	Office Furniture and Equipment	Buildings and Improvements	Office Furniture and Equipment
Cost: Balance, 1 January	$319	$317	$302	$297
Additions during the year	14	38	17	21
Disposals during the year	(0)	(4)	(0)	(1)
Balance, 31 December	333	351	319	317

Accumulated Depreciation: Balance, 1 January	(197)	(245)	(185)	(224)
Depreciation during the year	(14)	(24)	(12)	(22)
Disposals during the year	0	4	0	1
Balance, 31 December	(211)	(265)	(197)	(245)
Net Book Value, 31 December	$122	$86	$122	$72
0 = less than $0.5 million.

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters (HQ) premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $23 million for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the current HQ building as a reduction of occupancy expense. HQ depreciation for the year ended 31 December 2023 amounted to $5 million ($5 million – 2022), net of amortization of the compensation for the former HQ building. As of 31 December 2023, the unamortized deferred compensation balance (included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous) was $2 million ($3 million – 2022).

Right-of-use asset mainly pertains to lease of real properties such as offices, buildings and parking lots in field offices. As of 31 December 2023, lease liability amounted to $46 million and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES ($43 million – 2022).

In 2023, operating lease cost amounted to $15 million ($13 million – 2022), while weighted average remaining lease term is 8.09 years (8.62 years – 2022), and weighted average discount rate is 2% (2% – 2022).

The maturity analysis on an undiscounted basis of ADB’s operating lease liabilities as of 31 December 2023 are as follows:

Year ending 31 December	$ million
2024	$12
2025	9
2026	8
2027	4
2028	3
Later years	15

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continued

NOTE L—BORROWINGS

The key objective of ADB’s borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

The carrying amounts of ADB’s outstanding borrowings as of 31 December 2023 and 2022 are as follows:

($ million)

	2023	2022
At Amortized cost	$2,459	$4,563
At Fair value	140,806	127,008
Total	$143,265	$131,571
Fair Value Disclosure

Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, FX rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, FX rates, credit spreads, interest rates and FX volatilities and correlation.

ADB reports borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings at FV. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED (LOSSES) GAINS. ADB measures the portion of the FV change due to instrument-specific credit risk and presents the amount separately in Accumulated other comprehensive loss account.

The FV hierarchy of ADB’s outstanding borrowings reported at amortized cost and FV as of 31 December 2023 and 2022 are as follows:

($ million)
	2023	2022
At Amortized cost
Level 1	$–	$–
Level 2	2,075	4,378
Level 3	505	299
Sub-total	2,580	4,677
At Fair value
Level 1	–	–
Level 2	133,773	120,035
Level 3	7,033	6,973
Sub-total	140,806	127,008
Total borrowings at fair value	$143,386	$131,685

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continued

For borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 31 December 2023 and 2022 are presented below:

Valuation Technique	Unobservable Inputs	Range (Weighted Average)[a]
		2023	2022
Discounted cash flows	Derived credit spreads	-0.77% to 15.13% (-0.1%)	-4.72% to 7.94% (-0.02%)

a Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

The following table presents the changes in the carrying amounts of ADB’s Level 3 borrowings reported at FV for the years ended 31 December 2023 and 2022:

($ million)
	2023	2022
Balance, beginning of year	$6,973	$6,966
Total (gains) losses - (realized/unrealized)
Included in earnings[a]	273	(141)
Included in other comprehensive income[b]	(92)	(514)
Issuances	1,834	2,316
Maturities/Redemptions	(1,955)	(1,654)
Balance, end of year	$7,033	$6,973
The amount of total losses (gains) for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$175	$(171)
The amount of total gains for the year included in other comprehensive income attributable to the change in net unrealized gains or losses[c] relating to liabilities still held at the reporting date	$(14)	$(15)

a Included in net unrealized (losses) gains (OCR-2).
b Included in unrealized holdings gains from borrowings and accumulated translation adjustments (Note N).
c Included in unrealized holding gains from borrowings (Note N).

Refer to OCR-7 for Summary Statement of Borrowings.

NOTE M—CAPITAL STOCK AND MAINTENANCE OF VALUE OF CURRENCY HOLDINGS

Capital Stock

The authorized capital stock of ADB totaling 10,639,083 shares, was fully subscribed by members. Of the subscribed shares, 10,105,947 are “callable” and 533,136 are “paid-in”. The “callable” share capital is subject to call by ADB only as and when required to meet ADB’s obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The “paid-in” share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $26 million ($39 million – 2022).

As of 31 December 2023, ADB’s shareholders consist of 68 members, 49 from the region and 19 from outside the region (OCR-8).

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continued

Maintenance of Value of Currency Holdings

Prior to 1 April 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant policies approved by the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB’s capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members’ currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the EQUITY portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its FV.

The net notional amounts as of 31 December 2023 consisted of (i) the net increase of $764 million ($751 million – 2022) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the US dollar during the period from 1 April 1978 to 31 December 2023 and (ii) the net increase of $768 million ($731 million – 2022) in the value of such currency holdings in relation to the US dollar during the same period. Receivable and payable to members are as follows:

($ million)
	2023	2022
Notional MOV Receivables	$1,627	$1,581
Notional MOV Payables	(95)	(98)
Total	$1,532	$1,483

NOTE N—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2023, the Board of Governors approved the following with respect to ADB’s 2022 net income of $2,138 million, after the appropriation of guarantee fees of $31 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $1,039 million representing adjustments for the net unrealized gains for the year ended 31 December 2022, be added to the cumulative revaluation adjustments (CRA) account; (ii) $716 million be allocated to the Ordinary Reserve; (iii) $292 million be allocated to the ADF; and (iv) $90 million be allocated to the Technical Assistance Special Fund (TASF).

In May 2022, the Board of Governors approved the following with respect to ADB’s 2021 net income of $693 million, after the appropriation of guarantee fees of $37 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $467 million representing adjustments for the net unrealized losses for the year ended 31 December 2021, be added from the CRA account; (ii) $778 million be allocated to the Ordinary Reserve; (iii) $292 million be allocated to the ADF; and (iv) $90 million be allocated to the TASF.

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continued

Allocation of One-Time Income from ADF Assets Transfer

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387 (See Note A).

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – CRA account. Beginning 2008, the unrealized portion of net income from equity investments accounted for under equity method is also transferred to this account.

As part of 2022 net income allocation following the Resolution of the Board of Governors in May 2023, the net unrealized gains on financial instruments of $1,026 million and the net unrealized losses on equity method investments of $13 million were transferred to the CRA account.

As part of 2021 net income allocation following the Resolution of the Board of Governors in May 2022, the net unrealized losses on financial instruments of $601 million and the net unrealized gains on equity method investments of $134 million were transferred to the CRA account.

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended 31 December 2023, guarantee fees amounting to $28 million ($31 million – 2022) were appropriated to Special Reserve.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income (loss) and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments for functional currencies; pension and post-retirement liability adjustment; and unrealized gains and losses on financial instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB’s own credit spread.

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continued

The changes in Accumulated Other Comprehensive Loss balances for the years ended 31 December 2023 and 2022 are as follows:

($ million)
		Unrealized Holding (Losses) Gains				Pension/ Postretirement Liability Adjustments	Accumulated Other Comprehensive Loss
	Accumulated Translation Adjustments	Investments for liquidity purpose[a]	Equity Investments — Operations	Other Debt Securities — Operations	Borrowings

Balance, 1 January 2023	$83	$(1,715)	$(12)	$(4)	$448	$395	$(805)
Other comprehensive (loss) income before reclassifications	(25)	610	(4)	(1)	48	(147)	481
Amounts reclassified from accumulated other comprehensive loss	–	48	–	–	–	(26)	22
Net current-period other comprehensive (loss) income	(25)	658	(4)	(1)	48	(173)	503
Balance, 31 December 2023	$58	$(1,057)	$(16)	$(5)	$496	$221	$(303)
Balance, 1 January 2022	$603	$94	$6	$4	$(471)	$(870)	$(634)
Other comprehensive (loss) income before reclassifications	(520)	(1,792)	(18)	(8)	919	1,185	(234)
Amounts reclassified from accumulated other comprehensive loss	–	(17)	–	–	–	80	63
Net current-period other comprehensive (loss) income	(520)	(1,809)	(18)	(8)	919	1,265	(171)
Balance, 31 December 2022	$83	$(1,715)	$(12)	$(4)	$448	$395	$(805)

Note: Numbers may not sum precisely because of rounding.
a Includes securities transferred under repurchase agreements.

The reclassifications of Accumulated Other Comprehensive Loss to Net Income for the years ended 31 December 2023 and 2022 are presented below:

($ million)
Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss[a]		Affected Line Item in the Statement of Income and Expenses
	2023	2022
Unrealized Holding (Losses) Gains Investments for liquidity purpose	$(48)	$17	NET REALIZED (LOSSES) GAINS from investments for liquidity purpose
Pension/Postretirement Liability Adjustments Actuarial losses	26	(80)	Administrative expenses
Total reclassifications for the year	$(22)	$(63)

a Amounts in parentheses indicate debits to net income.

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continued

NOTE O—INCOME AND EXPENSES

Revenue

REVENUE from loan operations for the years ended 31 December 2023 and 2022 is summarized as follows:

($ million)
	Interest	Commitment charge	Other, net[a]	Total
2023
Sovereign – Regular	$6,330	$47	$(19)	$6,358
Sovereign – Concessional	675	–	(2)	673
Nonsovereign	487	4	3	494
Total	$7,492	$51	$(18)	$7,525

2022[b]
Sovereign – Regular	$2,313	$50	$(15)	$2,348
Sovereign – Concessional	669	–	(2)	667
Nonsovereign	296	1	7	304
Total	$3,278	$51	$(10)	$3,319

a Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

The average yield on the loan portfolio during the year was 4.7% (2.6% – 2022).

REVENUE from investments for liquidity purpose for the year ended 31 December 2023 was $2,312 million ($1,095 million – 2022). This comprises interest income including interest earned from securities transferred under repurchase agreements, and securities purchased under resale arrangements. The return on the average investments held during the year was 3.9% (2.6% – 2022) excluding unrealized gains and losses on investments, and 5.2% (-1.1% – 2022) including unrealized gains and losses on investments.

REVENUE from equity investment operations for the year ended 31 December 2023 amounted to $62 million ($27 million – 2022). This comprises gains from equity method investments totaling $49 million ($15 million – 2022) and dividend and other income and expenses from equity investments totaling $13 million ($12 million – 2022).

REVENUE from other debt securities for the year ended 31 December 2023 was $48 million consisting mostly of interest income ($37 million – 2022).

REVENUE from other sources for the year ended 31 December 2023 was $64 million ($56 million – 2022). This included income received as administration fees for projects and/or programs totaling $25 million ($29 million – 2022), transaction advisory service fee of $2 million ($1 million – 2022) and other miscellaneous income totaling $37 million ($26 million – 2022).

Expenses

Borrowings and related expenses for the year ended 31 December 2023 amounted to $7,913 million ($2,640 million – 2022). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 5.2% (1.6% – 2022).

Total depreciation expense incurred for the year ended 31 December 2023 amounted to $38 million ($34 million – 2022).

OCR-9

continued

Administrative expenses for the year ended 31 December 2023 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses of $757 million ($876 million – 2022), $77 million ($101 million – 2022) was accordingly charged to the ADF.

For the year ended 31 December 2023, net release of provision for credit losses amounted to $66 million ($7 million net provision for credit losses – 2022).

Net realized (losses) gains

Net realized losses for the year ended 31 December 2023 was $15 million ($19 million net realized gains – 2022). This included losses on sale of investments for liquidity purpose totaling $39 million ($54 million losses – 2022) and gains on sale of equity investments of $24 million ($71 million gains on sale of equity investments and $2 million gains on redemption of other debt securities and borrowings – 2022).

Net unrealized (losses) gains

The following table provides information on the unrealized gains or losses included in income for the years ended 31 December 2023 and 2022:

($ million)
	2023	2022
Fair value changes from:
Borrowings and related derivatives	$49	$355
Loans related derivatives	(401)	432
Investments related derivatives	(250)	245
Equity investments	63	61
Reclassification of unrealized gains on divested equity investment	(9)	(63)
Translation adjustments in non-functional currencies	13	(4)
Total	$(535)	$1,026

NOTE P—RELATED PARTY TRANSACTIONS

At 31 December 2023 and 2022, ADB had the following net receivables from and payable to ADF, external funded trust funds under ADB administration (Trust Funds), other Special Funds, and employee benefit plans consisting of the Staff Retirement Plan (SRP), the Retiree Medical Plan Fund (RMPF), and the Defined Contribution (DC) plan. These are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)
Amounts receivable from:	2023	2022
Asian Development Fund	$26	$29
Other Special Funds	1	1
Trust Funds and Others—net	5	10
Employee Benefit Plans	9	9
Total	$41	$49

See Note S for additional information relating to Special Funds and other funds.

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continued

NOTE Q—STAFF PENSION AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a defined pension benefit plan called the SRP. Every employee, as defined under the SRP, shall, as a condition of service, become a participant from the first day of service, provided the employee has not reached  the  normal  retirement  age  at  that  time,  which  is  60  for  staff  on  board  before 1 October 2017; 62 for staff who joined on or after 1 October 2017 but before 1 October 2021; and 65 for staff who joined on or after 1 October 2021. The plan applies also to members of the Board of Directors who elect to join. Retirement benefits are based on an annual accrual rate, length of service and the highest average remuneration observed over 2 consecutive years during eligible service for staff on board before 1 October 2017. For staff hired on or after 1 October 2017, the salary basis for a pension is the highest average three years remuneration, capped at $113,897 as of 31 December 2023 ($109,306 – 2022) adjusted each year in line with the structural increase in US dollar salary scales of International Staff based at headquarters. The plan assets are segregated in a separate fund. The costs of administering the plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the SRP.

Participants hired prior to 1 October 2006 are required to contribute 9 1/3% of their salary to the plan while those hired on or after 1 October 2006 are not required to contribute. The annual pension accrual rate is 2.95% for staff hired prior to 1 October 2006 and 1.5% for those hired on or after 1 October 2006. ADB’s contribution is determined at a rate sufficient to cover that part of the costs of the SRP not covered by the participants’ contributions.

Participants hired before 1 October 2017 may make Discretionary Benefit (XB) contributions. Such contributions earn a prescribed interest crediting rate and benefits are payable to the Participants who reach retirement age or upon termination of employment.

In October 2017, ADB introduced a DC Plan. Participants hired on or after 1 October 2017 may contribute up to 40% of salary into the DC Plan. ADB will make additional contributions to a participant’s DC account equal to 20% of the participant’s salary above the predefined threshold. ADB will match participant’s contributions at a ratio of $1 to each $8 (1:8), capped at 12% of salary. For the year ended 31 December 2023, ADB contributed $8 million to the DC Plan ($7 million – 2022).

Expected Contributions

ADB’s contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the plan. ADB is expected to contribute $87 million for 2024 based on a budgeted contribution of 27% of salary.

ADB’s staff members are expected to contribute $32 million representing participants’ mandatory contribution of $5 million and discretionary contributions of $27 million.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The SRP employs 12 external asset managers and 1 global custodian who are required to operate within the guidelines established by the SRP’s Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short-term investments. The investment policy incorporates the plan’s package of desired investment return and tolerance for risk, taking into account the nature and duration of its liabilities. The SRP’s assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is avoided. Selected derivatives are used for hedging and transactional efficiency purposes.

OCR-9

continued

The SRP’s investment policy is periodically reviewed and revised. The SRP's long-term target asset-mix implemented in 2023 is 50% global equity, 20% liability-hedging asset, 20% global real estate, and 10% global credit.

For the year ended 31 December 2023, the net return on the SRP assets was 13.84% (-15.44% – 2022). ADB expects the long-term rate of return on the assets to be 6.25% (6.25% – 2022).

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the SRP’s liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed average long-term investment return on the SRP’s assets is expected to remain on average broadly the same, year to year. The discount rate used in determining the benefit obligation is selected in reference to the rates of return on high-quality bonds.

Post-Retirement Group Medical Insurance Plan

ADB adopts a cost-sharing arrangement for the Post-Retirement Group Medical Insurance Plan (PRGMIP). Under this plan, ADB is obligated to pay 75% of the PRGMIP premiums for retirees, which includes retired members of the Board of Directors, and their eligible dependents who elected to participate.

The RMPF holds the assets in trust that will fund the accumulated obligations of the PRGMIP. The income of RMPF consists of ADB’s contributions and investment earnings; it does not have any component attributable to participants’ share of PRGMIP costs. The insurance premium paid by ADB for the PRGMIP is considered ADB’s contribution to the fund. The costs of administering the RMPF are absorbed by ADB, while investment management and custodian fees are paid from the RMPF.

The SRP Pension Committee is responsible for the overall financial management of the RMPF and is assisted by the SRP Investment Committee.

Expected Contribution

ADB’s expected contribution to the RMPF is based on the recommendation of the SRP Pension Committee. For 2024, ADB is expected to contribute $6 million.

Investment Strategy

The RMPF employs six external asset managers and one global custodian who are required to operate within the guidelines established by the SRP’s Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short-term investments. Similar to SRP, the investment policy incorporates the RMPF’s package of desired investment return and tolerance for risk, taking into account the nature and duration of its liabilities. The RMPF’s assets are diversified among different markets and asset classes. The use of derivatives for speculation, leverage or taking risks is avoided. Selected derivatives are used for hedging and transactional efficiency purposes.

The RMPF’s long-term target asset-mix implemented in 2023 is 55% global equity, 20% global fixed income and inflation-linked bonds, 15% global real estate, and 10% global credit. For the year ended 31 December 2023, the net return on the RMPF assets was 15.89% (-16.48% – 2022).

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continued

Assumptions

The overall long-term rate of return is 6.25% per annum (6.25% – 2022), similar to the SRP.

The following table sets forth the funded status of pension and postretirement medical benefits at 31 December 2023 and 2022:

($ million)
	Pension Benefits		Postretirement Medical Benefits
	2023	2022	2023	2022
Change in plan assets:
Fair value of plan assets at beginning of year	$3,805	$4,566	$469	$562
Actual return on plan assets	527	(706)	74	(93)
Employer's contribution	83	79	7	6
Plan participants' contributions	35	35	-	-
Benefits paid	(192)	(169)	(7)	(6)
Fair value of plan assets at end of year	$4,258	$3,805	$543	$469
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$4,111	$5,871	$331	$576
Service cost	64	124	12	27
Interest cost	242	196	22	24
Plan participants' contributions	35	35	–	–
Actuarial losses (gains)	470	(1,946)	(11)	(290)
Benefits paid	(192)	(169)	(7)	(6)
Projected benefit obligation at end of year	$4,730	$4,111	$347	$331
Funded status	$(472)	$(306)	$196	$138
Amounts recognized in the Balance sheet as Accrued pension and postretirement medical benefit costs	$(472)	$(306)	$196	$138
Amounts recognized in the Accumulated other comprehensive loss as Pension/Postretirement liability adjustments (Note N)	$110	$(95)	$(331)	$(299)
Weighted-average assumptions as of 31 December (%)
Discount rate	5.30	5.90	5.70	6.50
Expected return on plan assets	6.25	6.25	6.25	6.25
Rate of compensation increase varies with age and averages	4.75	4.75	N/A	N/A
Interest crediting rate	5.30	5.40	N/A	N/A

OCR-9

continued

The accumulated benefit obligation of the pension plan as of 31 December 2023 was $4,518 million ($3,923 million – 2022). The actuarial loss of $470 million for pension benefit obligation was mainly due to the change in discount rates and actuarial gain of $11 million for postretirement medical benefit obligation was mainly due to lower claim costs assumption.

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered postretirement medical benefits was assumed for the valuation as of 31 December 2023 (6.5% – 2022). The rate was assumed to decrease gradually to 5% by 2029 and remain at that level thereafter.

The following table summarizes the benefit costs associated with pension and postretirement medical benefits for the year ended 31 December 2023 and 2022:

($ million)
	Pension Benefits		Postretirement Medical Benefits
	2023	2022	2023	2022
Components of net periodic benefit cost:
Service cost	$63	$124	$12	$27
Interest cost	242	196	22	24
Expected return on plan assets	(257)	(227)	(32)	(27)
Amortization of prior service credit (Note N)	(5)	(5)	–	–
Recognized actuarial loss (gain) (Note N)	0	85	(21)	–
Net periodic benefit cost	$43	$173	$(19)	$24
0 = less than $0.5 million.
Note: Certain reclassifications were made in 2022 to conform with current year’s presentation.

All components of the net periodic benefit cost are included in “administrative expenses” in the statement of income and expenses, based on the allocation methodology described in Note O.

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at 31 December 2023.

($ million)
Year	Pension Benefits	Postretirement Medical Benefits
2024	$229	$8
2025	249	9
2026	263	10
2027	282	11
2028	297	12
2029–2033	1,667	79

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continued

Fair Value Disclosure

The FV of the SRP’s and RMPF’s assets measured on a recurring basis as of 31 December 2023 and 2022 is shown below:

($ million)
	Fair Value Measurements
2023	Total	Level 1	Level 2	Level 3
Staff Retirement Plan
Cash and cash equivalents	$39	$–	$39	$–
Common/preferred stocks	1,742	1,742	–	–
Investment funds	1,084	871	213	–
Government or government-related securities	464	318	146	–
Corporate debt securities	922	884	36	2
Mortgage/Asset-backed securities: Mortgage-backed securities	10	–	10	–
Collateralized mortgage obligations	7	–	7	–
Derivatives	1	1	0	–
Other asset/liabilities[a]—net	(11)	–	(11)	–
Total fair value of SRP assets	$4,258	$3,816	$440	$2

Retiree Medical Plan Fund
Cash and cash equivalents	$10	$–	$10	$–
Common/preferred stocks	383	383	–	–
Investment funds	48	48	–	–
Government or government-related securities	25	24	1	–
Corporate debt securities	68	61	7	0
Mortgage-backed securities	8	2	6	–
Short term investments	1	1	–	–
Derivatives	(1)	(1)	(0)	–
Other asset/liabilities[a]—net	1	–	1	–
Total fair value of RMPF assets	$543	$518	$25	$–
0 = less than $0.5 million.
a Incudes receivables and liabilities carried at amounts that approximate fair value.

OCR-9

continued

($ million)
	Fair Value Measurements
2022	Total	Level 1	Level 2	Level 3
Staff Retirement Plan
Cash and cash equivalents	$32	$–	$32	$–
Common/preferred stocks	711	711	–	–
Investment funds	2,096	1,972	124	–
Government or government-related securities	422	324	98	–
Corporate debt securities	473	465	8	–
Mortgage/Asset-backed securities:
Mortgage-backed securities	35	1	34	–
Collateralized mortgage obligations	7	0	7	–
Short term investments	38	19	19	–
Derivatives	(14)	(3)	(11)	–
Other asset/liabilities[a]—net	5	–	5	–
Total fair value of SRP assets	$3,805	$3,489	$316	$–

Retiree Medical Plan Fund
Cash and cash equivalents	$8	$–	$8	$–
Common/preferred stocks	140	140	–	–
Investment funds	198	198	–	–
Government or government-related securities	54	54	0	–
Corporate debt securities	52	52	–	–
Mortgage-backed securities	15	2	13	–
Short term investments	3	3	–	–
Derivatives	(2)	0	(2)	–
Other asset/liabilities[a]—net	1	–	1	–
Total fair value of RMPF assets	$469	$449	$20	$–
0 = less than $0.5 million.
a Incudes receivables and liabilities carried at amounts that approximate fair value.

The FV of the SRP Investments including equity securities, fixed income securities and derivatives are provided by independent pricing providers. Equity securities include common and preferred stocks and mutual funds. Fixed income securities include government or government-related securities, corporate obligations, asset and mortgage-backed securities, and short-term investments. Derivatives include futures, swaps and currency forward contracts.

OCR-9

continued

There were no SRP and RMPF Level 3 investments during the years ended 31 December 2022. The following table presents the changes in the carrying amounts of SRP and RMPF Level 3 investments for the year ended 31 December 2023.

($ million)
	Corporate debt securities
	SRP	RMPF
Balance, beginning of the year	$–	$–
Total unrealized losses included in Net increase in net assets available
for benefits	(0)	(0)
Purchases	2	0
Balance, end of the year	$2	$0
Total unrealized losses included in income related to financial assets still held at the reporting date	$(0)	$(0)
0 = less than $0.5 million.

NOTE R—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB’s financial instruments as of 31 December 2023 and 2022 are summarized below:

($ million)
	2023		2022
On-balance sheet financial instruments:	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS:
Due from banks	$998	$998	$2,256	$2,256
Investments for liquidity purpose (Note D)	47,250	47,250	45,294	45,294
Securities transferred under repurchase agreements (Note E)	–	–	987	987
Securities purchased under resale arrangements (Note D)	643	643	98	98
Loans outstanding — operations (Note F)	150,986	151,619	144,325	144,089
Equity investments — operations carried at fair value (Note H)	418	418	398	398
Other debt securities — operations (Note I)	519	527	622	632
Derivative assets - borrowings (Note J)	53,838	53,838	50,070	50,070
Derivative assets - investments for liquidity purpose (Note J)	22,943	22,943	25,323	25,323
Derivative assets - loans — operations (Note J)	19,502	19,502	18,043	18,043
Swap related and other collateral (Note J)	393	393	148	148
Future guarantee receivable (Note G)	207	207	167	167

LIABILITIES:
Borrowings (Note L)	143,265	143,386	131,571	131,685
Derivative liabilities - borrowings (Note J)	62,933	62,933	63,564	63,564
Derivative liabilities - investments for liquidity purpose (Note J)	21,448	21,448	24,212	24,212
Derivative liabilities - loans — operations (Note J)	17,105	17,105	15,189	15,189
Payable under securities repurchase agreements (Note E)	–	–	988	988
Swap related and other collateral (Note J)	393	393	148	148
Guarantee liability (Note G)	207	207	167	167

As of 31 December 2023 and 2022, ADB has no assets or liabilities measured at FV on a non-recurring basis.

OCR-9

continued

NOTE S—SPECIAL AND OTHER FUNDS

ADB’s operations include special operations, which are financed from Special Funds resources. The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The Board of Governors may approve allocation of the net income of OCR to Special Funds, based on the funding and operational requirements of the funds. The administrative and operational expenses pertaining to the OCR and Special Funds are charged to the respective Special Funds. The administrative expenses of ADB are allocated amongst OCR and Special Funds and are settled regularly.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB’s operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB’s administration (referred as trust funds). ADB charges administrative fees for external funds administered by ADB. The trust funds are restricted for specific uses including technical assistance to borrowers and for regional programs, grants for projects, and loans. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust by ADB and are held in a separate investment portfolio. The assets of trust funds are not commingled with ADB’s resources, nor are they included in the assets of ADB.

Special Funds and trust funds are not included in the assets of OCR. The net assets as of 31 December 2023 and 2022 are summarized below:

($ million)
	2023		2022
Special Funds	Total Net Assets	No.	Total Net Assets	No.
Asian Development Fund	$1,947	1	$1,168	1
Technical Assistance Special Fund	213	1	285	1
Japan Special Fund	112	1	110	1
Asian Development Bank Institute	26	1	27	1
Regional Cooperation and Integration Fund	1	1	4	1
Climate Change Fund	15	1	15	1
Asia Pacific Disaster Response Fund	47	1	49	1
Financial Sector Development Partnership Special Fund	5	1	5	1
Subtotal	2,366	8	1,663	8

Trust funds and project specific cofinancing	3,433	162	3,115	161
Total	$5,799	170	$4,778	169

During the year ended 31 December 2023, a total of $17 million ($15 million – 2022) was recorded as compensation for administering projects/programs. The amount has been included in REVENUE From other sources—net.

OCR-9

continued

NOTE T—VARIABLE INTEREST ENTITIES

ADB has identified investments in 40 (40 – 2022) VIEs which are not consolidated by ADB but in which it is deemed to hold significant variable interests at 31 December 2023. These non-consolidated VIEs are mainly (i) operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support and (ii) private equity funds, where the equity at risk holders lack decision making rights. These VIEs are in the finance, energy, and transport sectors.

ADB’s involvement in these non-consolidated VIEs includes loans, guarantees, and equity investments. Based on the most recent available data from these VIEs at 31 December 2023, the assets of these non-consolidated VIEs totaled $7,015 million ($6,086 million – 2022).

The table below shows the carrying value of ADB interests in the non-consolidated VIEs and the maximum exposure to loss of these interests. For guarantees, the maximum exposure is the notional amount of such guarantee, less any counter-guarantee.

($ million)
	Carrying Value of ADB's Variable Interests	Committed but Undisbursed	Maximum Exposure to Loss
2023
Loans — Operations	$–	$–	$–
Equity Investments — Operations	664	367	1,031
Guarantees — Operations	–	–	–
Total	$664	$367	$1,031

2022
Loans — Operations	$54	$–	$54
Equity Investments — Operations	563	377	940
Guarantees — Operations	–	–	–
Total	$617	$377	$994

OCR-9

continued

NOTE U—SEGMENT REPORTING

Based on an evaluation of OCR’s operations, Management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents the outstanding balance and associated revenue of OCR’s loan, guarantees, other debt securities, and equity investments by geographic region, as of and for the years ended 31 December 2023 and 2022:

($ million)
	2023		2022
Country	Outstanding Balance	Revenue	Outstanding Balance	Revenue
India	$25,608	$1,464	$24,571	$615
People’s Republic of China	19,712	1,114	19,782	466
Bangladesh	15,694	550	14,283	263
Pakistan	15,384	641	15,268	317
Philippines	15,071	845	13,631	306
Indonesia	13,704	817	12,730	304
Viet Nam	8,462	306	8,927	160
Others	44,999	1,926	42,164	983
Total	$158,634	$7,663	$151,356	$3,414

Revenue comprises income from loans, guarantees, other debt securities, and equity investments, and excludes net realized/unrealized gains and losses.

For the year ended 31 December 2023, sovereign loans to three members (two – 2022) generated more than 10 percent of revenue which amounted to $1,359 million, $1,043 million, and $840 million ($517 million and $417 million – 2022).

NOTE V—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2023 through 12 March 2024, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $17,026 million in various currencies.

ASIAN DEVELOPMENT FUND

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank (“ADB”) is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB’s management assessed the effectiveness of ADB’s internal control over financial reporting as of 31 December 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB’s internal control over financial reporting is effective as of 31 December 2023.

Masatsugu Asakawa

President

Roberta Casali

Vice-President (Finance and Risk Management)

Helen Hall

Controller

12 March 2024

Deloitte & Touche LLP Unique Entity No T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying balance sheets of Asian Development Bank (“ADB”) - Asian Development Fund as of December 31, 2023 and 2022, and the related statements of income and expenses, comprehensive income, changes in fund balances, and cash flows for the years then ended, and the related notes to the financial statements. Our report dated March 12, 2024 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB’s management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects - and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

Deloitte & Touche LLP Unique Entity No T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) - Asian Development Fund, which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income and expenses, comprehensive income, changes in fund balances, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Asian Development Fund as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2024 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Asian Development Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Asian Development Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Asian Development Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Report on Supplemental Schedules

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of statement of resources as of December 31, 2023 is presented for the purpose of additional analysis and is not a required part of the financial statements. This schedule is the responsibility of ADB’s management and was derived from and relate directly to the underlying accounting and other records used to prepare the financial statements.

Such schedule has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

ADF-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
BALANCE SHEET
31 December 2023 and 2022
Expressed in Millions of US Dollars

	2023		2022
ASSETS

DUE FROM BANKS		$2		$2

INVESTMENTS FOR LIQUIDITY
PURPOSE (Notes C and J)
Government or government-related obligations	$3,565		$3,799
Time deposits	281		146
Corporate obligations	586	4,432	323	4,268

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS		26		17

ACCRUED REVENUE		26		24

OTHER ASSETS (Notes C and F)		541		355

TOTAL		$5,027		$4,666

LIABILITIES AND FUND BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Investment related payables (Note C)		$62		$–
Payable to related funds and other liabilities (Note E)		27		47
Advance payments on contributions (Note F)		108		119
Undisbursed grants (Notes I and J)		2,883		3,332

Total Liabilities		3,080		3,498

FUND BALANCES (ADF-4)
Contributions received
Contributed resources (Note F)	$36,286		$35,929
Unamortized discount	(43)	36,243	(47)	35,882
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		3,618		3,325
		39,861		39,207
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(494)		(619)
Accumulated deficit
From assets transfer to OCR (Note A)	(31,029)		(31,029)
From others	(4,706)	(35,735)	(4,605)	(35,634)
Accumulated other comprehensive loss (Note G)		(1,685)		(1,786)

Total Fund Balance		1,947		1,168

TOTAL		$5,027		$4,666

The accompanying Notes are an integral part of these financial statements (ADF-7).

ADF-2
ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
STATEMENT OF INCOME AND EXPENSES
For the Years Ended 31 December 2023 and 2022
Expressed in Millions of US Dollars

	2023	2022

REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$123	$86

EXPENSES
Grants (Note I)	(142)	(827)
Administrative expenses (Notes E and H)	(77)	(102)
Amortization of discounts on contributions	(4)	(3)
Other expenses	0	(1)

TOTAL EXPENSES	(223)	(933)

NET REALIZED GAINS FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)	–	0

NET UNREALIZED LOSSES	(0)	(0)

NET LOSS	$(100)	$(847)

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these financial statements (ADF-7).

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended 31 December 2023 and 2022
Expressed in Millions of US Dollars

	2023	2022
NET LOSS (ADF-2)	$(100)	$(847)

Other comprehensive income (loss) (Note G)
Unrealized investment holding gains (losses) on investments for liquidity purpose	101	(332)

COMPREHENSIVE INCOME (LOSS )	$1	$(1,179)

The accompanying Notes are an integral part of these financial statements (ADF-7).

ADF-4
STATEMENT OF CHANGES IN FUND BALANCES
For the Years Ended 31 December 2023 and 2022
Expressed in Millions of US Dollars

	2023	2022

Balance, 1 January	$1,168	$1,517
Comprehensive income (loss) (ADF-3, Note G)	1	(1,179)
Contributions made available for operational commitment	357	348
Net amortization of discount on donor's contribution	4	3
Demand obligations received	(254)	(291)
Encashment of demand obligations	379	478
Transfers from ordinary capital resources	292	292

Balance, 31 December	$1,947	$1,168

The accompanying Notes are an integral part of these financial statements (ADF-7).

ADF-5
ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2023 and 2022
Expressed in Millions of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received from investments for liquidity purpose	$120	$82
Interest received from securities purchased under resale arrangement	2	0
Administrative expenses paid	(81)	(100)
Grants disbursed	(729)	(818)

Net Cash Used in Operating Activities	(688)	(836)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	–	20
Maturities of investments for liquidity purpose	20,508	28,457
Purchases of investments for liquidity purpose	(20,579)	(28,460)
Receipts from securities purchased under resale arrangements	8,584	6,151
Payments for securities purchased under resale arrangements	(8,592)	(6,151)

Net Cash (Used in) Provided by Investing Activities	(79)	17

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions received and encashed	474	529
Cash received from ordinary capital resources	292	292

Cash Provided by Financing Activities	766	821

Effect of Exchange Rate Changes on Due from Banks	1	(2)

Net Increase (Decrease) in Due from Banks	0	(0)

Due from Banks at Beginning of Year	2	2

Due from Banks at End of Year	$2	$2

RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:

Net Loss (ADF-2)	$(100)	$(847)
Adjustments to reconcile net loss to to net cash used in operating activities:
Amortization of discounts/premiums on investments for liquidity purpose	0	1
Amortization of discount on donor's contribution	4	3
Grants that became effective	142	827
Change in accrued revenue on investments for liquidity purpose	(2)	(5)
Change in other assets	(137)	(149)
Change in undisbursed grants	(591)	(668)
Others	(4)	2

Net Cash Used in Operating Activities	$(688)	$(836)

- = nil. Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these financial statements (ADF-7).

ADF-6

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
STATEMENT OF RESOURCES
31 December 2023
Expressed in Millions of US Dollars
	Effective Amounts Committed[1]	Contributions Received

CONTRIBUTED RESOURCES
Australia	$2,894	$2,520
Austria	310	294
Azerbaijan	2	1
Belgium	244	223
Brunei Darussalam	21	21
Canada	2,108	2,120
China, People’s Republic of	277	255
Denmark	265	318
Finland	208	169
France	1,451	1,300
Germany	2,002	1,892
Hong Kong, China	136	133
India	105	90
Indonesia	36	32
Ireland	118	96
Italy	1,228	931
Japan	13,661	16,276
Kazakhstan	8	8
Korea, Republic of	707	633
Luxembourg	65	59
Malaysia	36	31
Nauru	0	0
Netherlands	788	753
New Zealand	200	185
Norway	327	289
Philippines	2	2
Portugal	92	89
Singapore	28	29
Spain	493	434
Sweden	508	426
Switzerland	425	586
Taipei,China	123	120
Thailand	21	21
Türkiye	125	118
United Kingdom	1,811	1,289
United States	4,813	4,502

Total	35,637	36,243

TRANSFERS FROM ORDINARY CAPITAL RESOURCES		3,615

TRANSFERS FROM TECHNICAL ASSISTANCE SPECIAL FUND		3

TOTAL	$35,637	$39,861

Notes: Numbers may not sum precisely because of rounding. 0 = less than $0.5 million.

1 Valued at exchange rates per respective Board of Governors' Resolutions.

The accompanying Notes are an integral part of these financial statements (ADF-7).

ADF-7

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2023 and 2022

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Asian Development Fund (ADF) was established in 1974 to more effectively carry out the special operations of the ADB by providing resources on concessional terms for economic and social development of the less developed member countries.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

Termination of Lending Operations and Transfer of ADF Loans and Other Assets to OCR

The lending operations of the ADF were terminated on 1 January 2017, pursuant to Board of Governors’ Resolution No. 372, and ADF became a grant-only operation. Accordingly, the ADF loans and certain assets totaling $30,812 million were transferred to OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $ 64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as a one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves effective 1 January 2017, following the adoption of the Board of Governors’ Resolution No. 387 dated 15 March 2017. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss of $31,029 million in ADF.

The proportionate share of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. Under Board of Governors’ Resolution No. 372, the proportionate share of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB’s repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets. The value of each donor’s paid-in contributions was fixed in US dollars based on the special drawing right value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets as summarized in the following table:

[1]	Special Funds refer to the Asian Development Fund (ADF), the Technical Assistance Special Fund (TASF), the Japan Special Fund (JSF), the Asian Development Bank Institute (ADBI), the Regional Cooperation and Integration Fund (RCIF), the Climate Change Fund (CCF), the Asia Pacific Disaster Response Fund (APDRF), and the Financial Sector Development Partnership Special Fund (FSDPSF).

ADF-7

continued

Source of Funds in ADF	$ million	%	Source of Funds in ADF	$ million	%
Donor Contributions
Australia	$2,213	7.18	Malaysia	24	0.08
Austria	257	0.83	Nauru	0	0.00
Belgium	231	0.75	Netherlands	716	2.32
Brunei Darussalam	17	0.06	New Zealand	157	0.51
Canada	1,889	6.13	Norway	266	0.86
China, People’s Republic of	84	0.27	Portugal	79	0.26
Denmark	242	0.79	Singapore	18	0.06
Finland	180	0.58	Spain	432	1.40
France	1,270	4.12	Sweden	436	1.42
Germany	1,679	5.45	Switzerland	359	1.17
Hong Kong, China	93	0.30	Taipei,China	90	0.29
India	24	0.08	Thailand	15	0.05
Indonesia	14	0.05	Türkiye	114	0.37
Ireland	79	0.26	United Kingdom	1,440	4.67
Italy	1,099	3.57	United States	4,060	13.18
Japan	11,197	36.34	Subtotal	29,309	95.13
Kazakhstan	4	0.01	OCR Net Income Transfers	1,439	4.67
Korea, Republic of	484	1.57	Set-Aside Resources	64	0.20
Luxembourg	47	0.15	Total	$30,812	100.00

0 = about $0.3 million, 0.00 = 0.001%.

Replenishments

In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the Asian Development Fund (ADF 13) and the seventh regularized replenishment of Technical Assistance Special Fund (TASF).2 The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. As of 31 December 2023, ADB received all instruments of contributions from 32 donors totaling $ 2,361 million including qualified contributions amounting to $317 million. Donors agreed to allocate $517 million to TASF out of the total replenishment.3

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of ADF are prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the ADF.

[2]	ADB. 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.
[3]	US dollar equivalent based on exchange rates in Board of Governors’ Resolution No. 408.

ADF-7

continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than US dollars to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Assets and liabilities are translated using the applicable exchange rates at the end of each reporting period. Translation adjustments relating to revaluation of assets and liabilities are reported as NET UNREALIZED LOSSES in the Statement of Income and Expenses.

Investments for Liquidity Purpose

Investment securities and time deposits are classified as available for sale and are reported at fair value (FV). Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.

Securities Purchased Under Resale Arrangements

ADF accounts for transfers of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, “Transfers and Servicing.” Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as resale agreements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded as Contributed Resources when the Instruments of Contribution are acknowledged and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Donors have the option to pay their contributions under the accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, 9 years for ADF X and ADF XI, and 11 years for ADF 13.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that are not made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

Allowance for Credit Losses

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold or is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. A portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses. For certain financial assets, such as Due from Banks and Securities Purchased under Resale Arrangements, no expected loss is determined based on the credit quality.

ADF-7

continued

Grants and Undisbursed Grants

Grants are recognized as expense in the financial statements when they become effective. Upon completion of a project or cancellation of a grant, the corresponding undisbursed grant, if any, is reversed into Grants expenses.

Advances are provided from grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in OTHER ASSETS.

Fair Value of Financial Instruments

ASC 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates. Judgements have been used in the valuation of certain financial instruments.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of donor countries’ promissory notes, and (iii) clearing accounts.

ADF-7

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 31 December 2023, there were $79 million uncollected maturities ($9 million – 2022) included under OTHER ASSETS and $62 million unsettled purchases (nil – 2022) included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Investment related payables.

The currency of the investment for liquidity purpose portfolio as of 31 December 2023 and 2022 is US dollar currency only.

The FV and amortized cost of investments for liquidity purpose as of 31 December 2023 and 2022 are as follows:

($ million)
	2023		2022
	Fair Value	Amortized Cost	Fair Value	Amortized Cost

Due in one year or less	$832	$841	$821	$829
Due after one year through five years	3,044	3,177	2,787	2,977
Due after five years through ten years	556	599	660	749
Total	$4,432	$4,617	$4,268	$4,555

Additional information relating to investments in government or government-related obligations and corporate obligations classified as available for sale are as follows:

($ million)
	2023	2022
As of
Amortized cost	$4,336	$4,408
Fair value	4,151	4,121
Gross unrealized gains	11	0
Gross unrealized losses	(196)	(287)

For the years ended 31 December	2023	2022
Decrease in net unrealized loss from prior year	101	(332)
Proceeds from sales	–	20
Gross gain on sales	–	0
Gross loss on sales	–	–

0 = less than $0.5 million.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2023, including securities purchased under resale arrangements, was 2.7% (1.9% – 2022) excluding unrealized gains and losses on investment securities, and 5.0% (-5.5% – 2022) including unrealized gains and losses on investment securities.

ADF-7

continued

The table below provides a listing of investments that sustained unrealized losses as of 31 December 2023 and 2022. There were 198 government or government-related obligations (80 – 2022) and 13 corporate obligations (five – 2022) that have been in continuous losses for over one year.

($ million)
	One year or less		Over one year		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
As of 31 December 2023
Government or government-related obligations	$120	$1	$3,206	$185	$3,326	$186
Corporate Obligations	13	0	260	10	273	10
Total	$133	$1	$3,466	$195	$3,599	$196

($ million)
	One year or less		Over one year		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
As of 31 December 2022
Government or government-related obligations	$2,669	$124	$1,100	$146	$3,769	$270
Corporate Obligations	244	8	65	9	309	17
Total	$2,913	$132	$1,165	$155	$4,078	$287

 0 = less than $0.5 million.

As of 31 December 2023, ADB had the intent and ability to hold the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 December 2023 and 2022 are as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 December 2023
Investments for liquidity purpose
Government or government-related obligations	$3,565	$3,423	$142	$–
Time deposits	281	–	281	–
Corporate obligations	586	586	–	–
Securities purchased under resale arrangements	26	–	26	–

Total at fair value	$4,458	$4,009	$449	$–

ADF-7

continued

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 December 2022
Investments for liquidity purpose
Government or government-related obligations	$3,799	$3,659	$139	$–
Time deposits	146	–	146	–
Corporate obligations	323	323	–	–
Securities purchased under resale arrangements	17	–	17	–

Total at fair value	$4,285	$3,982	$303	$–

Note: Numbers may not sum precisely because of rounding.

If available, active market quotes are used to measure fair values of investment securities and related financial assets. Otherwise, they are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

NOTE D—GUARANTEES

ADB provides guarantees under the Private Sector Window (PSW) of the ADF. Such guarantees include credit guarantees where certain principal is covered. As of 31 December 2023, the guarantees have a maximum potential exposure of $6 million ($5 million – 2022) and an outstanding amount of $3 million ($4 million – 2022). The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

NOTE E—RELATED PARTY TRANSACTIONS AND OTHER LIABILITIES

The OCR and special funds resources are at all times used, committed, and invested entirely separate from each other.

Included in Payable to related funds and other liabilities as of 31 December 2023 is the net amount of $26 million ($29 million – 2022) payable to OCR. There was no payable to TASF ($16 million – 2022).

The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement (see Note H) while the payable to TASF represents specific portion of installment payments received from donors for ADF 13 that were allocated to the TASF.

As of 31 December 2023, ADF guarantees to OCR under the PSW had a maximum potential exposure of $6 million ($5 million – 2022).

ADF-7

continued

NOTE F—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2023, the ADF received $292 million following the Board of Governors’ approval of the transfer of OCR’s 2022 net income allocation ($292 million – 2022).

ADF receives cash or nonnegotiable, noninterest-bearing demand obligations as payment for the contributions. Subject to certain restrictions imposed by applicable Board of Governors’ resolutions, demand obligations are encashable by ADB at par upon demand. The unencashed balance as of 31 December 2023 is reported as a reduction in the Fund Balances, which ADB currently expects to be encashed in varying amounts over the standard encashment period ending 31 December 2026 for ADF 12, and 31 December 2031 for ADF 13.

As of 31 December 2023, a total of $1,917 million was committed and acknowledged for ADF 13, of which $1,152 million was made available for operational commitment and recorded in Contributed Resources.

Advance payments on contributions received from donors as of 31 December 2023 totaled $108 million ($119 million – 2022) and are presented under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this amount, $44 million ($50 million – 2022) were received in cash, while the remaining $64 million ($69 million – 2022) were received in demand obligations and reported under OTHER ASSETS.

NOTE G—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive Income (Loss) has two major components: net loss (ADF-2) and other comprehensive income (loss) (ADF-3). Other comprehensive income (loss) includes unrealized gains and losses on available for sale securities.

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the years ended 31 December 2023 and 2022:

($ million)
	Accumulated Other
	Comprehensive Loss
	2023	2022
Balance, 1 January	$(1,786)	$(1,454)
Unrealized Holding Losses on Investments for Liquidity Purpose
Other comprehensive income (loss) before reclassification	101	(332)
Amounts reclassified from accumulated other comprehensive loss	–	(0)
Net current-period other comprehensive income (loss)	101	(332)
Balance, 31 December	$(1,685)	$(1,786)
0 = less than $0.5 million.

The reclassifications of Accumulated Other Comprehensive Loss to Income and Expenses for the years ended 31 December 2023 and 2022 are presented below:

($ million)
	Amounts Reclassified
Accumulated Other	from Accumulated Other
Comprehensive Loss	Comprehensive Loss		Affected Line Item in the
Components	2023	2022	Statement of Income and Expenses
Unrealized Holding Gains on Investments for Liquidity Purpose	–	0	NET REALIZED GAINS FROM INVESTMENTS FOR LIQUIDITY PURPOSE
0 = less than $0.5 million.

ADF-7

continued

NOTE H—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges allocated to ADF, which is an apportionment of all administrative expenses of ADB in the proportion of the relative volume of operational activities.

NOTE I—GRANTS AND UNDISBURSED GRANTS

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. During 2023, 30 grants (30 grants – 2022) became effective resulting in a total Grants expense of $142 million ($827 million – 2022), net of $555 million ($18 million – 2022) undisbursed grants that were reversed as reduction in grant expenses.

The FV of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE J—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2023 and 2022, ADF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and I for discussions relating to investments for liquidity purpose and undisbursed grants, respectively. In all other cases, the carrying amounts of ADF’s assets and liabilities are considered to approximate FVs.

NOTE K—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2023 through 12 March 2024, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the ADF’s financial statements as of 31 December 2023.

TECHNICAL ASSISTANCE SPECIAL FUND

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank (“ADB”) is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB’s management assessed the effectiveness of ADB’s internal control over financial reporting as of 31 December 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB’s internal control over financial reporting is effective as of 31 December 2023.

Masatsugu Asakawa

President

Roberta Casali

Vice-President (Finance and Risk Management)

Helen Hall

Controller

12 March 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying statements of financial position of Asian Development Bank (“ADB”) - Technical Assistance Special Fund as of December 31, 2023 and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2024 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB’s management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects - and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) - Technical Assistance Special Fund, which comprise the statements of financial position as of December 31, 2023 and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADS - Technical Assistance Special Fund as of December 31, 2023 and 2022, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2024 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Technical Assistance Special Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (chapter 163A)

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Technical Assistance Special Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Technical Assistance Special Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Report on Supplemental Schedules

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of statement of resources as of December 31, 2023, is presented for the purpose of additional analysis and is not a required part of the financial statements. This schedule is the responsibility of ADB’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

Such schedule has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report .

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

TASF-1

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF FINANCIAL POSITION

31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023		2022
ASSETS

DUE FROM BANKS (Note H)		$7,947		$8,276

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes C, H and I)
Government or government-related obligations	$385,471		$478,838
Time deposits	257,101		162,750
Corporate obligations	101,251	743,823	56,968	698,556

ACCRUED REVENUE		3,341		3,410

DUE FROM CONTRIBUTORS (Note F)		178,808		256,463

ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Notes C and D)		26,560		23,258

TOTAL		$960,479		$989,963

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$277		$285
Deferred credits (Note E)	227	$504	–	$285

UNDISBURSED TECHNICAL ASSISTANCE (Notes E and I)		746,676		704,646

TOTAL LIABILITIES		747,180		704,931

UNCOMMITTED BALANCES (TASF-2, Note F), represented by:
Net assets without donor restrictions		213,299		285,032

TOTAL		$960,479		$989,963

The accompanying Notes are an integral part of these financial statements (TASF-5).

TASF-2

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS

For the Years Ended 31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (TASF-4, Note F)	$128,847	$90,368

REVENUE
From investments for liquidity purpose—net (Note C)	38,567	(19,956)
From other sources (Notes D and E)	12,367	9,965

Total	179,781	80,377

EXPENSES
Technical assistance— net (Notes E and G)	(235,062)	(217,791)
Administrative expenses (Note D)	(9,652)	(7,230)
Financial expenses	(53)	(49)

Total	(244,767)	(225,070)

CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(64,986)	(144,693)

EXCHANGE LOSSES—net	(6,747)	(34,742)

DECREASE IN NET ASSETS	(71,733)	(179,435)

NET ASSETS AT BEGINNING OF YEAR	285,032	464,467

NET ASSETS AT END OF YEAR	$213,299	$285,032

The accompanying Notes are an integral part of these financial statements (TASF-5).

TASF-3

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF CASH FLOWS

For the Years Ended 31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$216,266	$194,451
Interest received on investments for liquidity purpose	27,325	9,267
Net cash received from other activities	2,716	2,734
Technical assistance disbursed	(192,478)	(147,609)
Financial expenses paid	(53)	(49)

Net Cash Provided by Operating Activities	53,776	58,794

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	3,916,041	4,700,008
Purchases of investments for liquidity purpose	(3,970,147)	(4,758,840)

Net Cash Used in Investing Activities	(54,106)	(58,832)

Effect of Exchange Rate Changes on Due from Banks	1	(3)

Net Decrease in Due from Banks	(329)	(41)

Due from Banks at Beginning of Year	8,276	8,317

Due from Banks at End of Year	$7,947	$8,276

The accompanying Notes are an integral part of these financial statements (TASF-5).

TASF-4

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF RESOURCES

31 December 2023

Expressed in Thousands of US Dollars

		C O N T R I B U T I O N S
			CUMULATIVE BALANCES
Contributor	Committed during 2023	Direct Voluntary	Regularized Replenishment[a]	TOTALS
Australia	$–	$2,484	$230,046	$232,531
Austria	–	159	19,417	19,576
Azerbaijan	–	–	430	430
Bangladesh	–	47	–	47
Belgium	–	1,394	8,535	9,929
Brunei Darussalam	–	–	1,051	1,051
Canada	–	3,346	96,280	99,626
China, People's Republic of	–	1,600	53,365	54,965
Denmark	–	1,963	9,919	11,881
Finland	–	237	11,096	11,333
France	–	1,697	65,030	66,727
Germany	–	3,315	95,376	98,690
Hong Kong, China	–	100	12,894	12,994
India	–	4,494	18,448	22,942
Indonesia	–	250	5,144	5,394
Ireland	–	–	11,817	11,817
Italy	–	774	54,591	55,366
Japan	–	47,710	857,684	905,394
Kazakhstan	–	–	940	940
Korea, Republic of	–	1,900	66,503	68,403
Luxembourg	–	–	4,332	4,332
Malaysia	–	909	3,275	4,184
Nauru	–	–	67	67
Netherlands	–	1,337	33,537	34,875
New Zealand	–	1,096	13,837	14,932
Norway	–	3,279	21,203	24,482
Pakistan	–	2,646	–	2,646
Philippines	–	–	668	668
Portugal	–	–	3,712	3,712
Singapore	–	1,100	3,081	4,181
Spain	–	190	25,867	26,057
Sri Lanka	–	6	–	6
Sweden	–	861	27,280	28,141
Switzerland	–	1,035	24,198	25,233
Taipei,China	–	200	9,765	9,965
Thailand	–	–	1,868	1,868
Türkiye	–	–	4,588	4,588
United Kingdom	–	5,617	128,613	134,230
United States	38,847	1,500	203,966	205,466
Total	38,847	91,248	2,128,420	2,219,668

Transfer to Asian Development Fund				(3,472)
Allocation from OCR Net Income	90,000			1,609,000
Other Resources[b]				246,043
TOTAL	$128,847			$4,071,240

Note: Numbers may not sum precisely because of rounding.

[a]	Represents TASF portion of contributions to the replenishment of the Asian Development Fund and the Technical Assistance Special Fund authorized by Governors' Resolution Nos. 182, 214, 300, 333, 357, 382 and 408, valued at Resolutions' rate.

[b]	Represents income and reimbursements, including net unrealized holding gains/losses.

TASF-5

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2023 and 2022

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and special funds.1

The Technical Assistance Special Fund (TASF) was established to provide technical assistance on a grant basis to DMCs of the ADB and for regional technical assistance. TASF resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

Replenishments

In November 2020, the Board of Governors adopted a resolution providing for the 12th replenishment of the Asian Development Fund and the seventh regularized replenishment of the Technical Assistance Special Fund (ADF 13).2 The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. Donors agreed to allocate $517 million to TASF out of the total replenishment. As of 31 December 2023, TASF received contribution commitments from 32 donors totaling $517 million, or 100% of the total commitment.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements of the TASF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

TASF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to TASF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the TASF.

[1]	Special funds refer to Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

[2]	ADB. 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.

TASF-5

continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by TASF are reported at fair value (FV). Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from OCR net income are included in the financial statements from the date of the acknowledgement by the President or effectiveness, whichever comes later and the Board of Governors’ approval, respectively.

Technical Assistance and Related Undisbursed Balance

Technical assistance (TA) is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed commitment balance is reversed. TA expenses are also reversed accordingly.

Advances are provided from TA to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

TASF-5

continued

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities, and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the TASF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of donor countries’ promissory notes, and (iii) clearing accounts.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held by TASF are reported at FV. Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose. During 2023, REVENUE From investments for liquidity purpose of $38,567,000 (-$19,956,000 – 2022) included income from securities, time deposits and corporate obligations of $26,740,000 ($11,260,000 – 2022), net of unrealized investment holding gains of $11,827,000 ($31,216,000 losses – 2022).

The currency composition of the investment for liquidity purpose portfolio as of 31 December 2023 and 2022 is US dollar currency only.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2023 was 5.2% (-2.9% – 2022).

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets by contractual maturity as of 31 December 2023 and 2022 are as follows:

($ thousand)
	2023			2022
Investments for liquidity purpose	0-1 year	> 1 year	Total	0-1 year	> 1 year	Total
Government or government-related obligations	$112,976	$272,495	$385,471	$121,112	$357,726	$478,838
Time deposits	257,101	–	257,101	162,750	–	162,750
Corporate obligations	–	101,251	101,251	–	56,968	56,968
Total at fair value	$370,077	$373,746	$743,823	$283,862	$414,694	$698,556

                          TASF-5

continued

Fair Value Disclosure

The  FV  of  INVESTMENTS FOR  LIQUIDITY PURPOSE  and related financial assets as  of 31 December 2023 and 2022 are as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2023
Investments for liquidity purpose
Government or government- related obligations	$385,471	$313,752	$71,719	$–
Time deposits	257,101	–	257,101	–
Corporate obligations	101,251	101,251	–	–
Total at fair value	$743,823	$415,003	$328,820	$–

2022
Investments for liquidity purpose
Government or government- related obligations	$478,838	$428,871	$49,967	$–
Time deposits	162,750	–	162,750	–
Corporate obligations	56,968	56,968	–	–
Total at fair value	$698,556	$485,839	$212,717	$–

If available, investments are fair valued based on active market quotes. These include government or government-related obligations. Time deposits are reported at cost, which approximates FV.

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 31 December 2023, there were $20,150,000 uncollected maturities (nil – 2022) included under ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. Under the five most recent replenishments, a specific portion of the total contributions is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and program activities may be cofinanced by ADB’s other special funds and trust funds administered by ADB. Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to TASF for administering TA which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TA projects to be 5% of amounts disbursed for TA projects. For the year ended 31 December 2023, the calculated service fee was $9,652,000 ($7,230,000 – 2022) recorded as Administrative expenses under EXPENSES, and REVENUE From other sources. The transaction has no impact on the net assets of TASF.

TASF-5

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2023 and 2022 are as follows:

($ thousand)
	2023	2022
Receivable from:
Regional Cooperation and Integration Fund—net	$54	$66
Financial Sector Development Partnership Special Fund	13	–
Japan Special Fund	2	–
Asian Development Fund	–	16,287
Climate Change Fund—net	–	170
Trust Funds—net	1,182	1,788
Total	$1,251	$18,311

Payable to:
Ordinary capital resources—net	$217	$238
Climate Change Fund—net	10	–
Total	$227	$238

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TAs are denominated in US dollars and represent effective TAs not yet disbursed and unliquidated. During 2023, 156 TA projects and 122 supplementary TA (165 TA projects and 109 supplementary TA – 2022) became effective resulting in a total TA expense of $235,062,000 ($217,791,000 – 2022), net of $15,999,000 ($18,725,000 – 2022) undisbursed TA that were reversed as a reduction in TA expenses.

The FV undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

ADB normally finances all TA on a grant basis. However, some TA operations are subject to the recovery of the full cost of the TA or provided on a reimbursable basis. During 2023, there was $2,508,000 TA reimbursement ($2,540,000 – 2022) that was included in REVENUE From other sources.

As of 31 December 2023, reimbursable TA amounting to $157,000 was received in advance of the TA effectiveness (nil – 2022) that was included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

TASF-5

continued

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

During the year ended 31 December 2023, TASF received total contributions of $128,847,000 ($90,368,000 – 2022) comprising of $38,847,000 in additional contributions from ADF 13 and $90,000,000 from OCR’s 2022 net income allocation ($ 90,000,000 – 2022) following the Resolution of the Board of Governors in May 2023. During the year, TASF received cash and promissory notes from ADF replenishments, comprising of the following:

($ thousand)
	2023	2022
Regularized Replenishments
ADF 13	$120,074	$125,132
ADF 12	4,930	9,749
ADF IX	59	–
Total	$125,063	$134,881

Total contributions not yet received and reported as DUE FROM CONTRIBUTORS are as follows:

($ thousand)
	2023	2022

Direct Voluntary	$70	$70

Regularized Replenishments
ADF 13	$155,070	$227,846
ADF 12	–	4,930
ADF X	19,535	19,437
ADF IX	4,133	4,180
	178,738	256,393

Total	$178,808	$256,463

Some of the direct contributions received can be subject to restricted procurement sources, while some are given on condition that the technical assistance be made on a reimbursable basis. The total contributions received for the years ended 31 December 2023 and 2022 were without any restrictions.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2023 and 2022. These balances include approved TA projects/programs that are not yet effective.

TASF-5

continued

NOTE G—TECHNICAL ASSISTANCE EXPENSES

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the year. The details of TA expenses for the years ended 31 December 2023 and 2022 are as follows:

($ thousand)
	2023	2022
Consultants	$197,692	$184,573
Trainings and seminars	27,486	23,154
Studies	6,056	6,315
Equipment	2,899	2,413
Other expenses—net [a]	929	1,336
Total	$235,062	$217,791

a Net of undisbursed commitment balances that were reversed as a reduction in TA expenses. (See Note E).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of TASF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, TASF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2023, TASF has liquidity of $378,024,000 ($292,138,000 – 2022) consisting of DUE FROM BANKS of $7,947,000 ($8,276,000 – 2022), INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $257,101,000 ($162,750,000 – 2022), and Government or government-related obligations of $112,976,000 ($121,112,000 – 2022), available within one year from the balance sheet date to meet cash needs for general expenditure.

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2023 and 2022, TASF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of TASF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2023 through 12 March 2024, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the TASF’s financial statements as of 31 December 2023.

JAPAN SPECIAL FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2023.

Masatsugu Asakawa
President

Roberta Casali
Vice-President (Finance and Risk Management)

Helen Hall
Controller

12 March 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying statements of financial position of Asian Development Bank (“ADB”) - Japan Special Fund as of December 31, 2023 and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2024 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB’s management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects - and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) - Japan Special Fund, which comprise the statements of financial position as of December 31, 2023 and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Japan Special Fund as of December 31, 2023 and 2022, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2024 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Japan Special Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion .

Deloitte & Touche LLP (Unique Entity No. T0BLL0721 A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Japan Special Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADS - Japan Special Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

JSF-1

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
STATEMENT OF FINANCIAL POSITION
31 December 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
ASSETS

DUE FROM BANKS (Note H)	$4,959	$5,144

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H and I)
Time deposits	114,664	108,922

ACCRUED REVENUE	157	117

TOTAL	$119,780	$114,183

LIABILITIES AND NET ASSETS

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$27	$14

UNDISBURSED TECHNICAL ASSISTANCE (Notes E and I)	7,630	4,000

TOTAL LIABILITIES	7,657	4,014

UNCOMMITTED BALANCES (JSF-2, Note F), represented by:
Net assets without donor restrictions	112,123	110,169

TOTAL	$119,780	$114,183

The accompanying Notes are an integral part of these financial statements (JSF-4).

JSF-2

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	$5,782	$1,920
From other sources	250	80

Total	6,032	2,000

EXPENSES
Technical assistance (Notes E and G)	(4,000)	(4,000)
Administrative expenses (Note G)	(78)	(77)

Total	(4,078)	(4,077)

REVENUE IN EXCESS OF (LESS THAN) EXPENSES	1,954	(2,077)

EXCHANGE LOSSES—net	(0)	–

INCREASE (DECREASE) IN NET ASSETS	1,954	(2,077)

NET ASSETS AT BEGINNING OF PERIOD	110,169	112,246

NET ASSETS AT END OF PERIOD	$112,123	$110,169
0 = Less than $500.

The accompanying Notes are an integral part of these financial statements (JSF-4).

JSF-3

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	$5,742	$1,812
Net cash received from other sources	250	80
Technical assistance and grants disbursed	(370)	–
Administrative expenses paid	(65)	(87)

Net Cash Provided by Operating Activities	5,557	1,805

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	5,584,667	5,486,834
Purchases of investments for liquidity purpose	(5,590,409)	(5,488,645)

Net Cash Used in Investing Activities	(5,742)	(1,811)

Decrease in Due From Banks	(185)	(6)

Due from Banks at Beginning of Year	5,144	5,150

Due from Banks at End of Year	$4,959	$5,144

The accompanying Notes are an integral part of these financial statements (JSF-4).

JSF-4

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2023 and 2022

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Japan Special Fund (JSF) was established in March 1988 when the Government of Japan and ADB entered into a financial arrangement whereby the Government of Japan agreed to make an initial contribution and ADB became the administrator. The purpose of JSF is to help developing member countries (DMCs) of ADB restructure their economies in the light of changing global environment and to broaden their investment opportunities.

In March 1999, funded by the Government of Japan, Asian Currency Crisis Support Facility (ACCSF) was established within JSF to assist in the economic recovery of crisis-affected member countries (CAMCs). With the general fulfillment of the purpose of the facility, the Government of Japan and ADB agreed to terminate the ACCSF in March 2002 and all projects were financially completed in 2011.

In September 2021, the Government of Japan decided to resume utilizing the JSF’s remaining balance starting January 2022 to maximize its benefits in supporting the needs of ADB’s DMCs through TA. In addition, the Government decided to transfer the residual funds of ACCSF to JSF’s account and close the ACCSF’s account. In November 2021, ACCSF account was closed after transferring its residual balance amounting to $39,447,000 to JSF’s account. The residual balance transferred from ACCSF forms part of JSF which are used for JSF’s general objectives.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the JSF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations and as net assets with and without donor restrictions.

The JSF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the JSF without conditions other than for the purposes of pursuing the objectives of the JSF.

[1]	Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

JSF-4

continued

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the JSF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by JSF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

Technical Assistance, Grants, and Related Undisbursed Balance

TA and grants are recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project or grant, any undisbursed committed balance is reversed. TA or grant expenses are also reversed accordingly.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

JSF-4

continued

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the JSF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which pertain to current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2023 and 2022 were in US dollar time deposits.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2023, based on the portfolio held at the beginning and end of each month, was 5.2% (1.8% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2023 and 2022 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2023
Investments for liquidity purpose
Time deposits	$114,664	$–	$114,664	$–
2022
Investments for liquidity purpose
Time deposits	$108,922	$–	$108,922	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds.

JSF-4

continued

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2023 and 2022 are as follows:

($ thousand)
	2023	2022
Payable to:
Ordinary capital resources	$15	$5
Technical Assistance Special Fund	2	–

Total	$17	$5

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. For the year ended 31 December 2023, two TA projects (two – 2022) became effective resulting in a total TA expense of $4,000,000 ($4,000,000 – 2022).

The FV of undisbursed TA commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMITTED BALANCES

Contributions received for specific TA projects/programs are classified as support with donor restrictions. Effective 31 December 2002, net assets with donor restrictions under JSF were integrated into the regular net assets without donor restrictions. The ACCSF was established for specific purposes and its net assets were separately reported with donor restrictions. As of 31 December 2023, with the transfer of ACCSF net assets to JSF (Note A), there was no remaining uncommitted balance with donor restrictions pertaining to ACCSF.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2023 and 2022.

NOTE G—EXPENSES

Technical assistance

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the year. The details of TA expenses for the years ended 31 December 2023 and 2022 are as follows:

($ thousand)
	2023	2022
Consultants	$2,603	$3,576
Trainings and seminars	498	–
Studies	39	9
Other expenses	860	415
Total	$4,000	$4,000

JSF-4

continued

Administrative expenses

Administrative expenses include salaries and benefits, audit fees, and contractual services, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the years ended 31 December 2023 and 2022:

($ thousand)
	2023	2022
Salaries and benefits	$57	$57
Audit fees	21	20
Total	$78	$77

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of JSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, JSF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2023, the JSF has liquidity of $119,623,000 ($114,066,000 – 2022) consisting of DUE FROM BANKS of $4,959,000 ($5,144,000 – 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $114,664,000 ($108,922,000 – 2022), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2023 and 2022, JSF has no assets or liabilities measured at FV on a non-recurring basis. See Note C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of JSF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2023 through 12 March 2024, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the JSF’s financial statements as of 31 December 2023.

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) - Asian Development Bank Institute, which comprise the statements of financial position as of December 31, 2023 and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Asian Development Bank Institute as of December 31, 2023 and 2022, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Asian Development Bank Institute and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Asian Development Bank Institute’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Deloitte & Touche LLP (Unique Entity No. T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Asian Development Bank Institute’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

STATEMENT OF FINANCIAL POSITION

31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023		2022
ASSETS

DUE FROM BANKS (Note J)		$13,514		$15,402

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and J)
Time deposits		10,733		11,113

PROPERTY, FURNITURE, AND EQUIPMENT (Note D)
Property, Furniture, and Equipment	$7,167		$2,926
Less—allowance for depreciation	2,140	5,027	2,278	648

DUE FROM CONTRIBUTORS (Note F)		5,602		5,072

LONG-TERM GUARANTEE DEPOSITS (Note E)		1,009		1,086

OTHER ASSETS		818		80

TOTAL		$36,703		$33,401

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accrued pension and postretirement medical benefit costs (Note I)	$3,850		$4,152
Asset reinstatement obligations (Note E)	767		825
Lease liability (Note E)	4,522		374
Others	1,399	$10,538	1,418	$6,769

UNCOMMITTED BALANCES (ADBI-2), represented by:
Net assets without donor restrictions	24,965		26,342
Net assets with donor restrictions (Note G)	1,200	26,165	290	26,632

TOTAL		$36,703		$33,401

The accompanying Notes are an integral part of these financial statements (ADBI-4).

          ADBI-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS

For the Years Ended 31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$13,070	$11,840

REVENUE
From rental (Notes E and G)	250	270
From investments for liquidity purpose (Note C)	552	196
From other sources—net (Notes G and H)	778	517

NET ASSETS RELEASED FROM
ASSETS WITH DONOR RESTRICTIONS (Note G)	334	446

Total	14,984	13,269

EXPENSES
Administrative expenses (Notes G and H)	(8,344)	(8,363)
Program expenses (Note G)	(6,876)	(4,965)

Total	(15,220)	(13,328)

CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(236)	(59)

EXCHANGE LOSSES—net	(911)	(1,084)

TRANSLATION ADJUSTMENTS	(456)	(1,063)

POST RETIREMENT BENEFIT LIABILITY ADJUSTMENTS	226	3,046

(DECREASE) INCREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	(1,377)	840

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

REVENUE FROM OTHER SOURCES (Note G)	1,244	-

NET ASSETS RELEASED TO
ASSETS WITHOUT DONOR RESTRICTIONS (Note G)	(334)	(446)

INCREASE (DECREASE) IN NET ASSETS WITH DONOR RESTRICTIONS	910	(446)

(DECREASE) INCREASE IN NET ASSETS	(467)	394

NET ASSETS AT BEGINNING OF YEAR	26,632	26,238

NET ASSETS AT END OF YEAR	$26,165	$26,632

The accompanying Notes are an integral part of these financial statements (ADBI-4).

ADBI-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

STATEMENT OF CASH FLOWS

For the Years Ended 31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$12,671	$12,489
Interest received on investments for liquidity purpose	521	185
Expenses paid	(15,254)	(12,647)
Others—net	634	(297)

Net Cash Used in Operating Activities	(1,428)	(270)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	380,148	559,779
Purchases of investments for liquidity purpose	(379,768)	(559,964)
Property, furniture, and equipment acquired	(257)	-

Net Cash Provided by (Used in) Investing Activities	123	(185)

Effect of Exchange Rate Changes on Due from Banks	(583)	(1,177)

Net Decrease in Due From Banks	(1,888)	(1,632)

Due From Banks at Beginning of Year	15,402	17,034

Due From Banks at End of Year	$13,514	$15,402

The accompanying Notes are an integral part of these financial statements (ADBI-4).

ADBI-4

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

NOTES TO FINANCIAL STATEMENTS

31 December 2023 and 2022

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

In 1996, ADB approved the establishment of the Asian Development Bank Institute (the Institute) in Tokyo, Japan as a subsidiary body of ADB. The Institute commenced its operations upon the receipt of the first funds from Japan on 24 March 1997, and it was inaugurated on 10 December 1997. The Institute’s funds may consist of voluntary contributions, donations, and grants from ADB members, non-government organizations, and foundations. The special fund for the Institute is administered by ADB. The objectives of the Institute, as defined under its Statute, are to identify effective development strategies and capacity improvement for sound development management in developing member countries.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the Institute are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

The Institute reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

The Institute reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Functional Currency and Reporting Currency

The functional currency of the Institute is yen, representing the currency of primary economic operating environment of the Institute. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

[1]	Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

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Translation of Currencies

Assets and liabilities are translated from the functional currency to the reporting currency at the applicable exchange rates at the end of a reporting period. Commitments included in the financial statements during the year are recognized at the applicable exchange rates as of the end of the month of commitment. Revenue and expense amounts are translated at the applicable exchange rates at the end of each month; such practice approximates the application of average rates in effect during the period. Translation adjustments are recorded as TRANSLATION ADJUSTMENTS and included in CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS.

Monetary assets and liabilities denominated in currency other than yen are translated into yen at year-end exchange rates. Exchange gains and losses are recorded as EXCHANGE LOSSES—net and included in the CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS.

Investments for Liquidity Purpose

All investments held by the Institute are reported at fair value (FV) . Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Property, Furniture, and Equipment

Property, furniture, and equipment, except right-of-use asset, are stated at cost and depreciated over their estimated useful lives using the straight-line method. Maintenance, repairs and minor betterments are charged to expense. Expenditures amounting to more than $30,000 for a single asset or a combination of assets forming an integral part of a separate asset are capitalized.

Operating Lease

Right-of-use asset mainly pertains to lease of office space, classified as operating lease. The Institute does not have any finance lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. Operating lease expenses are recognized on a straight-line basis.

The Institute determines whether a contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for a consideration. The Institute has included renewal options in determining the lease term when it is reasonably certain that the renewal option will be exercised. The Institute elects to use risk-free rate as the discount rate in determining the present value of future lease payments.

Contributions

Contributions from donors are included in the financial statements from the date committed.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

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Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Institute considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on the Institute’s investments. Investments are governed by the Investment Authority approved by the ADB Board of Directors.

All investments for liquidity purpose held as of 31 December 2023 and 2022 were in US dollar time deposits. ADB records time deposits on the settlement dates and all other investment securities on the trade date.

The rates of return on the average investments for liquidity purpose held during the year ended 31 December 2023 was 5.2% (1.8% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2023 and 2022 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2023
Investments for liquidity purpose
Time deposits	$10,733	$–	$10,733	$–

2022
Investments for liquidity purpose
Time deposits	$11,113	$–	$11,113	$–

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Time deposits are reported at cost, which approximates FV.

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT

As of 31 December 2023, property, furniture and equipment was $5,027,000 ($648,000 – 2022), which consists of $64,000 for office furniture ($87,000 – 2022), $267,000 information system and software (nil – 2022), and $4,696,000 for right-of-use asset relating to the Institute’s office lease ($561,000 – 2022). Additional information on right-of-use asset is provided in Note E.

The changes in office furniture, fixtures, equipment, and information system and software during 2023 and 2022, as well as information pertaining to accumulated depreciation, are as follows:

($ thousand)
	2023				2022
	OTEC	Furniture	Equipment	Information system and software	OTEC	Furniture	Equipment
Cost:
Balance, 1 January	$2,052	$137	$176	$–	$2,338	$52	$201
Additions during the year	–	–	–	257	–	92	–
Disposals during the year	–	–	–	–	–	–	–
Translation adjustments	(145)	(9)	(12)	15	(286)	(7)	(25)
Balance, 31 December	1,907	128	164	272	2,052	137	176

Accumulated Depreciation:
Balance, 1 January	(2,052)	(50)	(176)	–	(2,338)	(52)	(198)
Depreciation during the year	–	(17)	–	(4)	–	(5)	(2)
Disposals during the year	–	–	–	–	–	–	–
Translation adjustments	145	3	12	(1)	286	7	24
Balance, 31 December	(1,907)	(64)	(164)	(5)	(2,052)	(50)	(176)
Net Book Value, 31 December	$–	$64	$–	$267	$–	$87	$–

OTEC = one-time establishment cost.

NOTE E—LEASE

Right-of-use asset and Lease liability

The Institute’s right-of-use asset and lease liability pertain to its leased office space, classified as an operating lease. Rental expenses under operating lease for the year ended 31 December 2023 amounted to $2,116,000 ($2,283,000 – 2022). As of 31 December 2023, the right-of-use asset of $4,696,000 ($561,000 – 2022), which included prepaid rent of $174,000 ($187,000 – 2022), was presented as part of PROPERTY, FURNITURE, AND EQUIPMENT. The lease liability of $4,522,000 as of 31 December 2023 ($374,000 – 2022) was presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

The Institute’s lease agreement for its office space was renewed until 31 March 2026. The Institute’s sublease agreement for a part of its office space was also renewed accordingly. The sublease has been classified as an operating lease. Additional information on the sublease is provided in Note G.

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Additional information on the Institute’s operating lease are as follows:

($ thousand)
	2023	2022
Operating lease expense[a]	$2,116	$2,283
Revenue from rental (Note G)	(250)	(270)
Net lease expense	$1,866	$2,013

Cash paid for operating lease included in cash flows from operating activities	$2,116	$2,283

Remaining lease term	2.25 years	0.25 years
Discount rate—risk-free rate	0%	0%

a Included in Administrative expenses (Note G).

The maturity analysis on an undiscounted basis of the Institute’s operating lease liabilities as of 31 December 2023 are as follows:

Year ending
31 December	$ thousand
2024	2,087
2025	2,087
2026	348

Long-term guarantee deposits

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2023. As of 31 December 2023, the LONG-TERM GUARANTEE DEPOSITS presented in the Institute’s Statement of Financial Position amounted to $1,009,000 ($1,086,000 – 2022).

Asset reinstatement obligations

The Institute has recorded estimated asset reinstatement obligations for restoration costs to be incurred upon termination of its office space lease. As of 31 December 2023, asset reinstatement obligations amounted to $767,000 ($825,000 – 2022) and presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

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NOTE F—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB’s member countries and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets at date of commitment.

Contributions committed and received during the years ended 31 December 2023 and 2022 are as follows:

(in thousands)
	Amount of commitment		Commitment
Donor	LC	USD	date	Receipt date
Government of Japan
43rd contribution	¥743,069	$5,268	December 2023	January 2024
42nd contribution	¥743,070	$5,452	April 2023	May 2023
41st contribution	¥665,009	$5,072	December 2022	January 2023
40th contribution	¥665,009	$4,868	June 2022	June 2022
39th contribution	¥652,742	$5,672	December 2021	January 2022
Government of Republic of Korea
4th installment of 5th contribution		$925	October 2023	October 2023
3rd installment of 5th contribution		$925	May 2023	May 2023
2nd installment of 5th contribution		$950	September 2022	September 2022
1st installment of 5th contribution		$950	April 2022	May 2022
Government of Malaysia
3rd installment of 1st contribution		$166	July 2023
2nd installment of 1st contribution		$167	July 2023
1st installment of 1st contribution		$167	July 2023	October 2023

LC = local currency, USD = US dollar.

NOTE G—REVENUE AND EXPENSES

Revenue from rental

Revenue from rental consists of sublease rental income totaling $250,000 for the year ended 31 December 2023 ($270,000 – 2022) received according to a space- sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm’s length. See Note H.

Revenue from other sources

Revenue from other sources include service fees to OCR (See Note H), fees from honorariums, publication royalties, and grants from private donors.

Grants received from private donors for a specific purpose or program are classified as support with donor restrictions. During the year ended 31 December 2023, grants totaling $1,242,000 were committed (nil – 2022) and are included in REVENUE FROM OTHER SOURCES. As of 31 December 2023, receivable from private donors totaled $742,000 (nil – 2022) and is included under OTHER ASSETS. The net assets with donor restrictions including net accumulated interest income amounted to $1,200,000 as of 31 December 2023 ($290,000 – 2022) and are restricted for the city-wide inclusive sanitation program expenses.

Net assets released to assets without donor restrictions relate to city-wide inclusive sanitation and non-sewered sanitation program expenses of $334,000 during the year ended 31 December 2023 ($446,000 – 2022) which have satisfied the conditions specified by the donor.

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Administrative expenses

Administrative expenses include salaries and benefits, office and occupancy, external services, travel, and other expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the years ended 31 December 2023 and 2022:

($ thousand)
	2023	2022
Salaries and benefits	$4,508	$4,765
Office and occupancy[a]	2,696	2,859
External services	680	492
Travel	416	216
Other expenses	44	31
Total Administrative Expenses	$8,344	$8,363

a Includes operating lease expense (Note E).

Program expenses

Program expenses generally represent trainings and seminars and consultant expenses related to research and capacity building projects of the Institute. The following table summarizes program expenses for the years ended 31 December 2023 and 2022:

($ thousand)
	2023	2022
Trainings and seminars	$5,768	$4,122
Consultants	1,108	843
Total Program Expenses	$6,876	$4,965

NOTE H—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan (SRP) and Post-Retirement Group Medical Insurance Plan (PRGMIP). The fair value of those personnel services has been estimated to be 10 basis points of the average balance of the Institute’s liquid assets. For the year ended 31 December 2023, the calculated service fee was $26,000 ($28,000 – 2022) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

The Institute is a lessor in a sublease agreement with the Japan Representative Office of ADB. For the year ended 31 December 2023, the revenue from the sublease rental amounted to $250,000 ($270,000 – 2022). See Note G.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $595,000 at 31 December 2023 ($589,000 – 2022). The payable resulted from transactions in the normal course of business.

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NOTE I—STAFF PENSION AND POSTRETIREMENT MEDICAL BENEFITS

Eligible employees of the Institute are entitled by its Statute to be participants of ADB’s defined benefit SRP. An eligible employee, as defined under SRP, shall, as a condition of service, become a participant from the first day of service, provided the employee has not reached the normal retirement age at that time, which is 60 for staff on board before 1 October 2017; 62 for staff who joined on or after 1 October 2017 and before 1 October 2021; and 65 for staff who joined on or after 1 October 2021. Retirement benefits are based on an annual accrual rate, length of service and the highest average remuneration observed over 2 consecutive years during eligible service for staff on board before 1 October 2017. For staff hired on or after 1 October 2017, the salary basis for a pension is the highest average three years remuneration, capped at $113,897 as of 31 December 2023 ($109,306 – 2022), adjusted each year in line with the structural increase in US dollar salary scales of International Staff based at headquarters. The SRP assets are segregated in a separate fund. The costs of administering the SRP are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the SRP.

Participants hired prior to 1 October 2006 are required to contribute 9 1/3% of their salary to the SRP while those hired on or after 1 October 2006 are not required to contribute. The annual pension accrual rate is 2.95% for staff hired prior to 1 October 2006 and 1.5% for those hired on or after 1 October 2006. The Institute’s contribution is determined at a rate sufficient to cover that part of the costs of the SRP not covered by the participants’ contributions.

Participants hired before 1 October 2017 may make Discretionary Benefit (XB) contributions. Such contributions earn a prescribed interest crediting rate and benefits are payable to the Participants who reach retirement age or upon termination of employment.

In October 2017, ADB introduced a defined contribution (DC) Plan. Participants hired on or after 1 October 2017 may contribute up to 40% of salary into the DC Plan. The Institute will make additional contributions to a participant’s DC account equal to 20% of the participant’s salary above the predefined threshold. The Institute will match participant’s contributions at a ratio of $1 to each $8 (1:8), capped at 12% of salary. For the year ended 31 December 2023, the Institute contributed $156,000 to the DC Plan ($147,000 – 2022).

Expected Contributions

The Institute’s contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the plan. The Institute is expected to contribute $307,000 to the SRP for 2024 based on the budgeted contribution of 27% of salary of Institute participants.

The Institute’s staff members are not expected to contribute to the SRP in 2024.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The SRP employs 12 external asset managers and 1 global custodian who are required to operate within the guidelines established by the SRP’s Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short- term investments. The investment policy incorporates the SRP’s package of desired investment return and tolerance for risk, taking into account the nature and duration of its liabilities. The SRP’s assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is avoided. Selected derivatives are used for hedging and transactional efficiency purposes.

The SRP’s investment policy is periodically reviewed and revised. The SRP's long- term target asset-mix implemented in 2023 is 50% global equity, 20% liability-hedging asset, 20% global real estate, and 10% global credit.

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For the year ended 31 December 2023, the net return on the SRP assets was 13.84% (-15.44% – 2022). The Institute expects the long-term rate of return on the assets to be 6.25% (6.25% – 2022).

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the SRP’s liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed average long term investment return on the SRP’s assets is expected to remain on average broadly the same, year to year. The discount rate used in determining the benefit obligation is selected in reference to the rates of return on high-quality bonds.

Post-Retirement Group Medical Insurance Plan

The Institute participates in the cost-sharing arrangement of ADB’s PRGMIP. Under this plan, the Institute is obligated to pay 75% of the PRGMIP premiums for its retirees, which includes retired members and their eligible dependents who elected to participate. As of 31 December 2023 and 2022, the Institute does not have assets in the Retiree Medical Plan Fund (RMPF).

The costs of administering the RMPF are absorbed by ADB, while investment management and custodian fees are paid from the RMPF.

Expected Contributions

The Institute’s expected contribution to the RMPF is determined based on the recommendation of the SRP Pension Committee. The Institute has not been required to make contributions and is not expected to contribute to the RMPF in 2024.

The following table sets forth the Institute’s participants’ pension and postretirement medical benefits at 31 December 2023 and 2022:

($ thousand)

	Pension Benefits		Postretirement Medical Benefits
	2023	2022	2023	2022
Change in plan assets:
Fair value of plan assets at beginning of year	$6,877	$8,396	$–	$–
Actual return on plan assets	940	(1,289)	–	–
Employer’s contribution	318	318	–	–
Benefits paid	(633)	(548)	–	–
Fair value of plan assets at end of year	$7,502	$6,877	$–	$–

Change in benefit obligation:
Benefit obligation at beginning of year	$10,795	$15,265	$234	$256
Service cost	180	287	51	115
Interest cost	632	504	18	15
Actuarial loss (gain)	146	(4,713)	(71)	(152)
Benefits paid	(633)	(548)	–	–
Benefit obligation at end of year	$11,120	$10,795	$232	$234

Funded Status	$(3,618)	$(3,918)	$(232)	$(234)

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($ thousand)

	Pension Benefits		Postretirement Medical Benefits
	2023	2022	2023	2022
Amounts recognized in the Balance sheet consist of:
Noncurrent liabilities	$(3,618)	$(3,918)	$(232)	$(234)

Amounts recognized in the Unrestricted net assets as Pension/Postretirement liability adjustments	$(2,367)	$(2,154)	$(913)	$(900)

Weighted-average assumptions as of 31 December (%)
Discount rate	5.30	5.90	5.70	6.50
Expected return on plan assets	6.25	6.25	N/A	N/A
Rate of compensation increase varies with age and averages	2.50	2.50	N/A	N/A
Interest crediting rate	5.00	5.00	N/A	N/A

The Institute’s accumulated benefit obligation of the pension plan as of 31 December 2023 was $11,083,000 ($10,746,000 – 2022). The actuarial loss of $146,000 for pension benefit obligation was mainly due to the change in discount rate and membership movements and the actuarial gain of $71,000 for postretirement medical benefit obligation was due the lower claim cost assumption.

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered postretirement medical benefits was assumed for the valuation as of 31 December 2023 (6.5% – 2022). The rate was assumed to decrease gradually to 5.0% by 2029 and remain at that level thereafter.

The following table summarizes the benefit costs associated with pension and postretirement medical benefits for the years ended 31 December 2023 and 2022:

($ thousand)

	Pension Benefits		Postretirement Medical Benefits
	2023	2022	2023	2022
Components of net periodic benefit cost:
Service cost	$180	$287	$51	$115
Interest cost	632	504	18	15
Expected return on plan assets	(439)	(468)	–	–
Amortization of prior service credit	(11)	(11)	–	–
Recognized actuarial gain	(131)	–	(58)	(51)
Net periodic benefit cost	$231	$312	$11	$79

Note: Certain reclassifications were made in 2022 to conform with current year’s presentation.

All components of the net periodic benefit cost are included in Administrative expenses in the Statement of Activities and Changes in Net Assets.

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Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at 31 December 2023:

($ thousand)

	Pension Benefits	Postretirement Medical Benefits
2024	$616	$3
2025	641	3
2026	630	4
2027	683	4
2028	683	5
2029–2033	3,805	40

Fair Value Disclosure

The following table shows the FV of the Institute’s SRP assets measured on a recurring basis as of 31 December 2023 and 2022:

($ thousand)

		Fair Value Measurements
31 December 2023	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$69	$–	$69	$–
Common/preferred stocks	3,070	3,070	–	–
Investment funds	1,911	1,535	376	–
Government or government- related securities	817	561	256	–
Corporate debt securities	1,624	1,557	63	4
Mortgage/asset-backed securities:
Mortgage-backed securities	17	–	17	–
Collateralized mortgage obligations	13	–	13	–
Derivatives	1	1	0	–
Other asset/liabilities[a]—net	(20)	–	(20)	–
Total fair value of SRP assets	$7,502	$6,724	$774	$4

31 December 2022
Cash and cash equivalents	$57	$–	$57	$–
Common/preferred stocks	1,286	1,286	–	–
Investment funds	3,789	3,565	224	–
Government or government- related securities	763	586	177	–
Corporate debt securities	855	840	15	–
Mortgage/asset-backed securities:
Mortgage-backed securities	63	2	61	–
Collateralized mortgage obligations	12	0	12	–
Short-term investments	68	34	34	–
Derivatives	(26)	(6)	(20)	–
Other asset/liabilities[a]—net	10	–	10	–
Total fair value of SRP assets	$6,877	$6,307	$570	$–

0 = Less than $500.

a Incudes receivables and liabilities carried at amounts that approximate fair value.

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The FV of the SRP investments including equity securities, fixed income securities and derivatives are provided by independent pricing providers. Equity securities include common and preferred stocks and mutual funds. Fixed income securities include government or government-related securities, corporate obligations, asset and mortgage-backed securities, and short-term investments. Derivatives include futures, swaps and currency forward contracts.

The following table presents the changes in the carrying amounts of the Institute’s SRP Level 3 investments for the year ended 31 December 2023:

($ thousand)

Corporate debt securities
Balance, beginning of the year	$–
Total unrealized losses included in Net increase in net assets available for benefits	(0)
Purchases	4
Balance, end of the year	$4

Total unrealized losses included in income related to financial assets still held at the reporting date	$(0)

0 = Less than $500.

NOTE J—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of the Institute’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, the Institute invests cash in excess of daily requirements in short-term investments.

As of 31 December 2023, the Institute has liquidity of $24,247,000 ($26,515,000 – 2022) consisting of DUE FROM BANKS of $13,514,000 ($15,402,000 – 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $10,733,000 ($11,113,000 – 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note G for discussions relating to donor restrictions on the Institute’s uncommitted balance.

NOTE K—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2023 and 2022, the Institute has no assets or liabilities measured at FV on a non-recurring basis. See Note C for discussions relating to investments for liquidity purpose. In all other cases, the carrying amounts of the Institute’s assets and liabilities are considered to approximate FVs.

NOTE L—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 31 December 2023 through 12 March 2024, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Institute’s financial statements as of 31 December 2023.

REGIONAL COOPERATION AND INTEGRATION FUND

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB’s management assessed the effectiveness of ADB’s internal control over financial reporting as of 31 December 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB’s internal control over financial reporting is effective as of 31 December 2023.

Masatsugu Asakawa

President

Roberta Casali

Vice-President (Finance and Risk Management)

Helen Hall

Controller

12 March 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying statements of financial position of Asian Development Bank (“ADB”) - Regional Cooperation and Integration Fund as of December 31, 2023 and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2024 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB’s management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte &, Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects – and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) - Regional Cooperation and Integration Fund, which comprise the statements of financial position as of December 31, 2023, and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Regional Cooperation and Integration Fund as of December 31, 2023 and 2022, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2024 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Regional Cooperation and Integration Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte & Touche LLP (Unique Entity No. T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Regional Cooperation and Integration Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Regional Cooperation and Integration Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

RCIF-1

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

STATEMENT OF FINANCIAL POSITION

31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
ASSETS

DUE FROM BANKS (Note H)	$2,309	$2,423

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H and I)
Time deposits	19,853	31,473

ACCRUED REVENUE	27	34

ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)	325	121

TOTAL	$22,514	$34,051

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$164	$146

UNDISBURSED TECHNICAL ASSISTANCE (Notes E and I)	21,711	30,126

TOTAL LIABILITIES	21,875	30,272

UNCOMMITTED BALANCES (RCIF-2, Note F), represented by:
Net assets without donor restrictions	639	3,779

TOTAL	$22,514	$34,051

The accompanying Notes are an integral part of these financial statements (RCIF-4).

RCIF-2

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS

For the Years Ended 31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	1,373	593
From other sources	4	–

Total	1,377	593

EXPENSES
Technical assistance—net (Notes E and G)	(3,883)	(8,649)
Administrative and financial expenses (Notes D and G)	(638)	(264)

Total	(4,521)	(8,913)

REVENUE LESS THAN EXPENSES	(3,144)	(8,320)

EXCHANGE GAINS—net	4	1

DECREASE IN NET ASSETS	(3,140)	(8,319)

NET ASSETS AT THE BEGINNING OF PERIOD	3,779	12,098

NET ASSETS AT END OF PERIOD	$639	$3,779

The accompanying Notes are an integral part of these financial statements (RCIF-4).

RCIF-3

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

STATEMENT OF CASH FLOWS

For the Years Ended 31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	1,380	562
Cash paid to other sources	4	–
Technical assistance disbursed	(12,517)	(4,946)
Administrative and financial expenses paid	(601)	(254)

Net Cash Used in Operating Activities	(11,734)	(4,638)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,345,221	1,758,684
Purchases of investments for liquidity purpose	(1,333,601)	(1,754,246)

Net Cash Provided by Investing Activities	11,620	4,438

Net Decrease in Due From Banks	(114)	(200)

Due from Banks at Beginning of Period	2,423	2,623

Due from Banks at End of Period	$2,309	$2,423

The accompanying Notes are an integral part of these financial statements (RCIF-4).

RCIF-4

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2023 and 2022

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Regional Cooperation and Integration Fund (RCIF), together with the Regional Cooperation and Integration (RCI) Trust Funds, was established on 26 February 2007 under the umbrella of the Regional Cooperation and Integration Financing Partnership Facility (RCIFPF), in response to the increasing demand for regional cooperation and integration activities among ADB’s members in Asia and the Pacific. Its main objective is to enhance regional cooperation and integration in Asia and the Pacific by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

Financial assistance will be provided in the form of untied grants for technical assistance (TA), including advisory, project preparatory, capacity development, and regional TA.

RCIF’s resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the RCIF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

RCIF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to RCIF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the RCIF.

[1]	Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

RCIF-4

continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by RCIF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors’ approval, respectively.

Technical Assistance and Related Undisbursed Balance

TA are recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly.

Advances are provided from TA to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

RCIF-4

continued

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, RCIF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which pertain to current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2023 and 2022 were in US dollar time deposits.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2023 was 5.1% (1.7% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2023 and 2022 is as follows:

($ thousand)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2023
Investments for liquidity purpose
Time deposits	$19,853	$–	$19,853	$–

2022
Investments for liquidity purpose
Time deposits	$31,473	$–	$31,473	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 31 December 2023, all service fees pertain to the administration of TA projects. See Note G for service fees during the years ended 31 December 2023 and 2022.

RCIF-4

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2023 and 2022 are as follows:

($ thousand)

	2023	2022
Receivable from:
Trust Funds	$4	$–

Total	$4	$–

Payable to:
Ordinary capital resources—net	$97	$51
Technical Assistance Special Fund—net	54	66
Trust Funds	3	19

Total	$154	$136

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. For the year ended 31 December 2023, three TA projects and two supplementary TA (nine TA projects and 14 supplementary TA – 2022) became effective resulting in a total TA expense of $3,883,000 ($8,649,000 – 2022), net of $517,000 ($991,000 – 2022) undisbursed TA that were reversed as reduction in TA expenses.

The FV of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—UNCOMMITTED BALANCES

Uncommitted balances comprise amounts which have not been committed by RCIF as of 31 December 2023 and 2022.

NOTE G—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the year. The details of TA expenses for the years ended 31 December 2023 and 2022 are as follows:

($ thousand)

	2023	2022
Consultants	$3,061	$6,831
Trainings and seminars	1,218	2,064
Studies	4	115
Other expenses—net[a]	(400)	(361)
Total	$3,883	$8,649

a Net of amounts reversed as reduction in TA expenses (See Note E).

RCIF-4

continued

Administrative and financial expenses

Administrative expenses include service fees to OCR and audit fees, which are incurred for management and general supporting activities. The following table summarizes administrative and financial expenses for the years ended 31 December 2023 and 2022:

($ thousand)
	2023	2022
Service fees to OCR (Note D)	$615	$243
Audit fees	20	20
Financial expenses	3	1
Total	$638	$264

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of RCIF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, RCIF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2023, the RCIF has liquidity of $22,162,000 ($33,896,000 – 2022) consisting of DUE FROM BANKS of $2,309,000 ($2,423,000 – 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $19,853,000 ($31,473,000 – 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2023 and 2022, RCIF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of RCIF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2023 through 12 March 2024, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the RCIF’s financial statements as of 31 December 2023.

CLIMATE CHANGE FUND

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank (“ADB”) is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB’s management assessed the effectiveness of ADB’s internal control over financial reporting as of 31 December 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB’s internal control over financial reporting is effective as of 31 December 2023.

Masatsugu Asakawa

President

Roberta Casali

Vice-President (Finance and Risk Management)

Helen Hall

Controller

12 March 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying statements of financial position of Asian Development Bank (“ADB”) - Climate Change Fund as of December 31, 2023 and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2024 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB’s management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No. T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects - and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) – Climate Change Fund, which comprise the statements of financial position as of December 31, 2023 and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Climate Change Fund as of December 31, 2023 and 2022, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2024 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Climate Change Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Climate Change Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedu res t hat are appropriate in the circumstances.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Climate Change Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

STATEMENT OF FINANCIAL POSITION

31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
ASSETS

DUE FROM BANKS (Note H)	$2,098	$2,817

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H, and I)
Time deposits	29,695	34,046

ACCRUED REVENUE	41	37

ADVANCES FOR TECHNICAL ASSISTANCE
AND OTHER ASSETS (Note D)	19	82

TOTAL	$31,853	$36,982

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$215	$302

UNDISBURSED TECHNICAL ASSISTANCE (Notes E and I)	17,088	21,301

TOTAL LIABILITIES	17,303	21,603

UNCOMMITTED BALANCES (CCF-2, Note F), represented by:
Net assets without donor restrictions	14,550	15,379

TOTAL	$31,853	$36,982

The accompanying Notes are an integral part of these financial statements (CCF-4).

CCF-2

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS

For the Years Ended 31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	1,654	637
From other sources	109	29
Total	1,763	666

EXPENSES
Technical assistance (Notes E and G)	(1,244)	(3,887)
Administrative and other expenses (Notes D and G)	(1,346)	(1,118)
Total	(2,590)	(5,005)

REVENUE LESS THAN EXPENSES	(827)	(4,339)

EXCHANGE LOSSES—net	(2)	–

DECREASE IN NET ASSETS	(829)	(4,339)

NET ASSETS AT BEGINNING OF YEAR	15,379	19,718

NET ASSETS AT END OF YEAR	$14,550	$15,379

- = nil.

The accompanying Notes are an integral part of these financial statements (CCF-4).

CCF-3

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

STATEMENT OF CASH FLOWS

For the Years Ended 31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	1,650	603
Cash received from other activities	109	29
Technical assistance disbursed	(5,560)	(3,486)
Administrative and financial expenses paid	(1,268)	(1,105)

Net Cash Used in Operating Activities	(5,069)	(3,959)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,605,966	1,881,334
Purchases of investments for liquidity purpose	(1,601,616)	(1,876,937)

Net Cash Provided by Investing Activities	4,350	4,397

Net (Decrease) Increase in Due From Banks	(719)	438

Due from Banks at Beginning of Year	2,817	2,379

Due from Banks at End of Year	$2,098	$2,817

The accompanying Notes are an integral part of these financial statements (CCF-4).

CCF-4

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2023 and 2022

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Climate Change Fund (CCF) was established on 7 April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB’s own assistance in various related sectors. The CCF is a key mechanism to pool resources within ADB to address climate change through (i) technical assistance (TA), (ii) investment components for both private and public sector projects, and (iii) any other form of cooperation that ADB and its partners may agree upon for a defined program of activities.

Financial assistance is provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional TA; as well as for any other activities that may be agreed between external contributors and ADB.

CCF’s resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the CCF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

CCF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to CCF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the CCF.

[1]	Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), the Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

CCF-4

continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by CCF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors’ approval, respectively.

Technical Assistance and Related Undisbursed Balance

TA is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly.

Advances are provided from TA to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

CCF-4

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, CCF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which pertain to current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2023 and 2022 were in US dollar time deposits.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2023 was 5.2% (1.7% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2023 and 2022 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2023
Investments for liquidity purpose
Time deposits	$29,695	$–	$29,695	$–

2022
Investments for liquidity purpose
Time deposits	$34,046	$–	$34,046	$–

Time deposits are reported at cost, which approximates FV.

CCF-4

continued

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision and operation of the CCF. The service fee is set at 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 31 December 2023, all service fees pertain to the administration of TA projects. See Note G for service fees during the years ended 31 December 2023 and 2022.

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2023 and 2022 are as follows:

($ thousand)	2023	2022
Receivable from:
Trust Funds	$0	$1
Technical Assistance Special Fund—net	10	–
Total	$10	$1
Payable to:
Technical Assistance Special Fund—net	$–	$170
Trust Funds	7	–
Ordinary capital resources—net	80	123
Total	$87	$293

0 = Less than $500.

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. During 2023, one TA project and three supplementary TA (seven TA projects and one supplementary TA – 2022) became effective resulting in a total TA expense of $1,244,000 ($3,887,000 – 2022), net of $378,000 ($913,000 – 2022) undisbursed TA that were reversed as reduction in TA expenses.

The FV of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—UNCOMMITTED BALANCES

Uncommitted balances comprise amounts which have not been committed by CCF as of 31 December 2023 and 2022. These balances include approved TA projects/programs that are not yet effective.

CCF-4

continued

NOTE G—EXPENSES

Technical assistance—net

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the year. The details of TA expenses for the years ended 31 December 2023 and 2022 is as follows:

($ thousand)
	2023	2022
Consultants	$1,296	$3,583
Trainings and seminars	227	336
Studies	10	115
Other expenses—net[a]	(289)	(147)
Total	$1,244	$3,887

a Net of amounts reversed as reduction of TA expenses (See Note E).

Administrative and other expenses

Administrative expenses are incurred for management and general supporting activities. Other expenses include direct charges for project-related and operational-related expenses that are not part of a TA and/or part of an investment project.

The following table summarizes administrative and other expenses for the years ended 31 December 2023 and 2022:

($ thousand)
	2023	2022[a]
Administrative expenses
Service fees to OCR (Note D)	$273	$183
Audit fees	20	19
Subtotal	293	202
Other expenses
Direct charges
Consultants	1,036	891
Workshops	16	24
	1,052	915
Financial expenses	1	1
Subtotal	1,053	916
Total	$1,346	$1,118

a Certain items were reclassified to conforme with current year’s presentation.

CCF-4

continued

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of CCF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, CCF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2023, the CCF has liquidity of $31,793,000 ($36,863,000 – 2022) consisting of DUE FROM BANKS of $2,098,000 ($2,817,000 – 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $29,695,000 ($34,046,000 – 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2023 and 2022, CCF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of CCF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2023 through 12 March 2024, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the CCF’s financial statements as of 31 December 2023.

ASIA PACIFIC DISASTER RESPONSE FUND

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank (“ADB”) is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB’s management assessed the effectiveness of ADB’s internal control over financial reporting as of 31 December 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB’s internal control over financial reporting is effective as of 31 December 2023.

Masatsugu Asakawa

President

Roberta Casali

Vice-President (Finance and Risk Management)

Helen Hall

Controller

12 March 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www deloitte com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying statements of financial position of Asian Development Bank (“ADB”) - Asia Pacific Disaster Response Fund as of December 31, 2023 and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2024 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB’s management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No. T08LL0721 A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects - and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www deloitte com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) - Asia Pacific Disaster Response Fund, which comprise the statements of financial position as of December 31, 2023 and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Asia Pacific Disaster Response Fund as of December 31, 2023 and 2022, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America .

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2024 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Asia Pacific Disaster Response Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a bas is for our audit opinion.

Deloitte & Touche LLP (Unique Entity No T08 LL0721A) is an accouming limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Asia Pacific Disaster Response Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Asia Pacific Disaster Response Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon . Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

APDRF-1

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

STATEMENT OF FINANCIAL POSITION

31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023		2022
ASSETS

DUE FROM BANKS (Note H)		$9,722		$14,526

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H and I)
Time deposits		37,962		34,156

ACCRUED REVENUE		52		37

ADVANCES FOR GRANTS AND OTHER ASSETS (Note E)		4,000		13,151

TOTAL		$51,736		$61,870

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)		$24		$20

UNDISBURSED GRANTS (Notes E and I)		4,699		13,163

TOTAL LIABILITIES		4,723		13,183

UNCOMMITTED BALANCES (APDRF-2, Note F), represented by:
Net assets without donor restrictions	$19,763		$21,457
Net assets with donor restrictions	27,250	47,013	27,230	48,687

TOTAL		$51,736		$61,870

The accompanying Notes are an integral part of these financial statements (APDRF-4).

APDRF-2

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS

For the Years Ended 31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	$1,821	$621
From other sources	121	21

NET ASSETS RELEASED FROM
ASSETS WITH DONOR RESTRICTIONS (Note F)	(20)	812
Total	1,922	1,454

EXPENSES
Grants—net (Note E)	(4,477)	(6,305)
Administrative and other expenses (Notes D and G)	861	(1,337)
Total	(3,616)	(7,642)

REVENUE LESS THAN EXPENSES	(1,694)	(6,188)

EXCHANGE (LOSSES) GAINS—net	(0)	6

DECREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	(1,694)	(6,182)

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS (Note F)	20	(812)

INCREASE (DECREASE) IN NET ASSETS WITH DONOR RESTRICTIONS	20	(812)

DECREASE IN NET ASSETS	(1,674)	(6,994)

NET ASSETS AT BEGINNING OF PERIOD	48,687	55,681

NET ASSETS AT END OF PERIOD	$47,013	$48,687

The accompanying Notes are an integral part of these financial statements (APDRF-4).

APDRF-3

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

STATEMENT OF CASH FLOWS

For the Years Ended 31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	$1,806	$587
Cash received from other sources	121	21
Grants disbursed	(3,790)	(6,329)
Administrative expenses paid	865	(1,336)

Net Cash Used in Operating Activities	(998)	(7,057)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,756,092	1,843,080
Purchases of investments for liquidity purpose	(1,759,898)	(1,835,667)

Net Cash (Used in) Provided by Investing Activities	(3,806)	7,413

Net (Decrease) Increase in Due From Banks	(4,804)	356

Due from Banks at Beginning of Period	14,526	14,170

Due from Banks at End of Period	$9,722	$14,526

The accompanying Notes are an integral part of these financial statements (APDRF-4).

APDRF-4

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO FINANCIAL STATEMENTS

31 December 2023 and 2022

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Asia Pacific Disaster Response Fund (APDRF) was established on 1 April 2009, to provide timely incremental grant resources to DMCs affected by disasters triggered by natural hazards. The APDRF will help bridge the gap between existing ADB arrangements that assist DMCs to reduce disaster risk through hazard mitigation loans and grants, and longer-term post-disaster reconstruction lending. The APDRF will provide quick-disbursing grants to assist DMCs in meeting immediate expenses to restore life-saving services to affected populations following a declared disaster and to augment aid provided by other donors in times of national crisis.

Financial assistance will be provided in the form of grants in an amount totaling up to $3,000,000 per event.

APDRF’s resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

In September 2021, a second window under the APDRF was established to finance experts to provide speedy post-disaster technical support for the preparation of post-disaster needs assessments, recovery plans, and post-disaster projects, including emergency assistance loan. The second window will not finance any technical support needs arising during post-disaster project implementation and will not be available should the fund’s balance fall below $6,000,000.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements of the APDRF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

[1]	Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

APDRF-4

continued

The APDRF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the APDRF without conditions other than for the purposes of pursuing the objectives of the APDRF.

The APDRF reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the APDRF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by APDRF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors’ approval, respectively.

Grants and Related Undisbursed Grants

Grants are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a grant, any undisbursed committed balance is reversed. Grant expenses are also reversed accordingly.

Advances are provided from grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR GRANTS.

APDRF-4

continued

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, APDRF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which pertain to current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2023 and 2022 were in US dollar time deposits.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2023 was 5.2% (1.7% – 2022).

APDRF-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2023 and 2022 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2023
Investments for liquidity purpose
Time deposits	$37,962	$–	$37,962	$–
2022
Investments for liquidity purpose
Time deposits	$34,156	$–	$34,156	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s cost for the administration, management, supervision, and operation of the APDRF. The service fee is set at 2% of the amount disbursed for grant components of investment projects. See Note G for service fees during the years ended 31 December 2023 and 2022. As of 31 December 2023, $14,000 ($10,000 – 2022) was payable to OCR which is included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—GRANTS AND UNDISBURSED GRANTS

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. The undisbursed grants of $4,699,000 as of 31 December 2023 ($13,163,000 – 2022) includes $4,000,000 ($13,151,000 – 2022) advances for grants.

During 2023, three grants (four grants – 2022) became effective resulting in a total Grants expense of $4,477,000 ($6,305,000 – 2022), net of $23,000 ($225,000 – 2022) undisbursed grants that were reversed as reduction in Grants expense.

The FV of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMITTED BALANCES

Contributions received for specific purpose or grant programs are classified as support with donor restrictions. In May 2020, the Government of Japan (GoJ) contributed $75,000,000––valid for 2 years––to APDRF which was earmarked for ADB’s response to the COVID-19 pandemic. Any balance remaining after the 2-year term will be used in accordance with the agreement between ADB and the GoJ.

APDRF-4

continued

In July 2023, the GoJ requested ADB to transfer the unused remaining balance of its contributions from the $75,000,000 contribution earmarked for ADB’s responses to the COVID-19 pandemic in May 2020 to the Japan Fund for Prosperous and Resilient Asia and the Pacific (JFPR). ADB will facilitate the requested fund transfer to JFPR.

As of 31 December 2023, uncommitted balances totaled $47,013,000 ($48,687,000 – 2022), of which net assets with donor restrictions amounted to $27,250,000 ($27,230,000 – 2022).

Net assets released to assets without donor restrictions relate to grants for COVID-19 pandemic response which became effective and have satisfied the conditions specified by the donor. During the year ended 31 December 2023, no grants ($1,030,000 – 2022) were made effective from the donor restricted fund. Undisbursed grants of $20,000 ($172,000 – 2022) reversed as reduction in Grants expense was returned to net assets with donor restriction.

Uncommitted balances comprise amounts which have not been committed by APDRF as of 31 December 2023 and 2022.

NOTE G—ADMINISTRATIVE AND OTHER EXPENSES

Administrative expenses are incurred for management and general supporting activities. Other expenses include direct charges of consultants engaged under the second window to provide a speedy post-disaster technical support.

The table below summarizes the administrative and other expenses for the years ended 31 December 2023 and 2022:

($ thousand)
	2023	2022
Administrative expenses
Service fees to OCR (Note D)	$(958)	$1,317
Audit fees	20	20
Subtotal	(938)	1,337

Other expenses
Direct charges
Consultants	77	–

Total	$(861)	$1,337

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of APDRF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, APDRF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2023, APDRF has liquidity of $47,684,000 ($48,682,000 – 2022) consisting of DUE FROM BANKS of $9,722,000 ($14,526,000 – 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $37,962,000 ($34,156,000 – 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note F for discussions relating to donor restrictions on the APDRF’s uncommitted balance.

APDRF-4

continued

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2023 and 2022, APDRF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed grants, respectively. In all other cases, the carrying amount of APDRF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2023 through 12 March 2024, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the APDRF’s financial statements as of 31 December 2023.

FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2023.

Masatsugu Asakawa

President

Roberta Casali

Vice-President (Finance and Risk Management)

Helen Hall

Controller

12 March 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank ("ADB") as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying statements of financial position of Asian Development Bank ("ADB") - Financial Sector Development Partnership Special Fund as of December 31, 2023 and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2024 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No TOBLL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor's Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects - and to issue an auditor's report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank ("ADB") - Financial Sector Development Partnership Special Fund, which comprise the statements of financial position as of December 31, 2023 and 2022, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Financial Sector Development Partnership Special Fund as of December 31, 2023 and 2022, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB's internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2024 expressed an unmodified opinion on ADB's internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Financial Sector Development Partnership Special Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte & Touche LLP (Unique Entity No. T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Financial Sector Development Partnership Special Fund's ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB - Financial Sector Development Partnership Special Fund's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management's discussion and analysis but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and

Chartered Accountants

Singapore

March 12, 2024

FSDPSF-1

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND

STATEMENT OF FINANCIAL POSITION

31 December 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
ASSETS

DUE FROM BANKS (Note H)	$2,262	$3,396

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H and I)
Time deposits	8,209	6,289

ACCRUED REVENUE	11	7

DUE FROM CONTRIBUTORS (Note F)	2,208	2,676

ADVANCES FOR TECHNICAL ASSISTANCE	27	–

TOTAL	$12,717	$12,368

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$54	$13

UNDISBURSED TECHNICAL ASSISTANCE (Notes E and I)	7,769	7,360

TOTAL LIABILITIES	7,823	7,373

UNCOMMITTED BALANCES (FSDPSF-2), represented by:
Net assets without donor restrictions	4,894	4,995

TOTAL	$12,717	$12,368

The accompanying Notes are an integral part of these financial statements (FSDPSF-4).

FSDPSF-2

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS

For the Years Ended 31 December 2023 and 2023

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$2,179	$2,634

REVENUE
From investments for liquidity purpose (Note C)	424	129
From other sources	54	9
Total	2,657	2,772

EXPENSES
Technical assistance—net (Notes E and G)	(2,660)	(1,068)
Administrative and financial expenses (Notes D and G)	(134)	(141)
Total	(2,794)	(1,209)

CONTRIBUTIONS AND REVENUE (LESS THAN)
IN EXCESS OF EXPENSES	(137)	1,563

EXCHANGE GAINS—net	36	31

(DECREASE) INCREASE IN NET ASSETS	(101)	1,594

NET ASSETS AT BEGINNING OF PERIOD	4,995	3,401

NET ASSETS AT END OF PERIOD	$4,894	$4,995

The accompanying Notes are an integral part of these financial statements (FSDPSF-4).

FSDPSF-3

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND

STATEMENT OF CASH FLOWS

For the Years Ended 31 December 2023 and 2023

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$2,682	$1,688
Interest received on investments for liquidity purpose	420	123
Cash received from other sources	54	9
Technical assistance disbursed	(2,256)	(2,458)
Administrative and financial expenses paid	(114)	(158)

Net Cash Provided by (Used in) Operating Activities	786	(796)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	407,365	383,658
Purchases of investments for liquidity purpose	(409,285)	(382,281)

Net Cash (Used in) Provided by Investing Activities	(1,920)	1,377

Net (Decrease) Increase in Due From Banks	(1,134)	581

Due from Banks at Beginning of Period	3,396	2,815

Due from Banks at End of Period	$2,262	$3,396

The accompanying Notes are an integral part of these financial statements (FSDPSF-4).

FSDPSF-4

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO FINANCIAL STATEMENTS

31 December 2023 and 2022

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Financial Sector Development Partnership Special Fund (FSDPSF) was approved by the Board of Directors and established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. The FSDPSF will provide financial assistance through grants for components of investments projects and technical assistance projects.

FSDPSF’s resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements of the FSDPSF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

FSDPSF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to FSDPSF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the FSDPSF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

[1]	Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

FSDPSF-4

continued

Investments for Liquidity Purpose

All investments held by FSDPSF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors’ approval, respectively.

Technical Assistance and Related Undisbursed Balance

Technical assistance (TA) are recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly.

Advances are provided from TA to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

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Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, FSDPSF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which pertain to current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2023 and 2022 were in US dollar time deposits.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2023 was 5.2% (1.7% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2023 and 2022 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2023
Investments for liquidity purpose
Time deposits	$8,209	$–	$8,209	$–
2022
Investments for liquidity purpose
Time deposits	$6,289	$–	$6,289	$–

Time deposits are reported at cost, which approximates FV.

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NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. As of 31 December 2023, all service fees pertain to the administration of TA projects. See Note G for service fees during the years ended 31 December 2023 and 2022.

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2023 and 2022 are as follows:

($ thousand)
	2023	2022
Payable to:
Ordinary capital resources	$31	$3
Technical Assistance Special Fund	13	–
Total	$44	$3

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. For the year ended 31 December 2023, three TA projects and six supplementary TA (five TA project and five supplementary TA – 2022) became effective resulting in a total TA expense of $2,660,000 ($ 1,068,000 – 2022), net of $340,000 ($745,000 – 2022) undisbursed TA that were reversed as reduction in TA expenses.

The FV of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In December 2023, the Government of Luxembourg committed contribution amounting to €2,000,000 (equivalent to $2,179,000 at the time of commitment and $2,208,000 as of 31 December 2023), which was transferred to the FSDPSF in February 2024.

In December 2022, the Government of Luxembourg committed contribution amounting to €2,500,000 (equivalent to $2,634,000 at the time of commitment and $2,676,000 as of 31 December 2022), which was transferred to the FSDPSF in February 2023.

The amounts committed in 2023 and 2022 were reported in the Statement of Financial Position as DUE FROM CONTRIBUTORS as of 31 December 2023 and 2022.

Uncommitted balances comprise amounts which have not been committed by FSDPSF as of 31 December 2023 and 2022. These balances include approved TA projects/programs that are not yet effective.

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NOTE G—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the year. The details of TA expenses for the years ended 31 December 2023 and 2022 are as follows:

($ thousand)
	2023	2022
Consultants	$2,345	$1,574
Trainings and Seminars	552	141
Studies	10	14
Other expenses–net[a]	(247)	(661)
Total	$2,660	$1,068

a Net of amounts reversed as reduction of TA expenses (See Note E).

Administrative and financial expenses

The administrative expenses include service fees to OCR and audit fees, which are incurred for management and general supporting activities. The table below summarizes the administrative expenses for the years ended 31 December 2023 and 2022:

($ thousand)
	2023	2022
Service fees to OCR (Note D)	$113	$121
Audit fees	20	19
Financial expenses	1	1
Total	$134	$141

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of FSDPSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, FSDPSF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2023, FSDPSF has liquidity of $10,471,000 ($9,685,000 – 2022) consisting of DUE FROM BANKS of $2,262,000 ($3,396,000 – 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $ 8,209,000 ($6,289,000 – 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

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NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2023 and 2022, FSDPSF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of FSDPSF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2023 through 12 March 2024, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the FSDPSF’s financial statements as of 31 December 2023.